Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code : 2628

Annual Report 2020

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2020, the Company had approximately 317 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

CONTENTS

01 Prelude

Core Competitiveness	2
Honors and Awards	3
Business Highlights	5
Financial Summary	6

02 Chairman’s Statement

Chairman’s Statement	10

03 Management Discussion and Analysis

Review of Business Operations in 2020	14
Business Analysis	18
Analysis of Specific Items	27
Technology Empowerment and Operations and Services	30
Performance of the Corporate Social Responsibility	32
Future Prospect	32

04 Embedded Value	34

05 Significant Events

Material Litigations or Arbitrations	40
Major Connected Transactions	40
Material Contracts and Their Performance	49
Undertakings	49
Restriction on Major Assets	50
Targeted Poverty Alleviation	50
Others	50

06 Corporate Governance

Report of the Board of Directors	51
Report of the Board of Supervisors	59
Changes in Ordinary Shares and Shareholders Information	63
Directors, Supervisors, Senior Management and Employees	67
Report of Corporate Governance	83

07 Other Information

Basic Information of the Company	109
Index of Information Disclosure Announcements	112
Definitions and Material Risk Alert	115

China Life Insurance Company Limited    Annual Report 2020

Prelude

Core Competitiveness

Long history and excellent brand	The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949, when the People’s Republic of China was founded. After the restructuring and reorganization, the Company was successively listed home and abroad, becoming the first financial insurance enterprise in China triple-listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. Since its establishment, the Company has played the role of an explorer and pioneer in China’s life insurance industry, and has committed to creating a world-class financial insurance brand. Through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence. The brand of China Life has been selected as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for fourteen consecutive years, ranking No.127 for the year ended 31 December 2020, and was again ranked No. 5 on the “2020 (the 17th session) China’s 500 Most Valuable Brands” list published by World Brand Lab.

Prominent principal business and sound financial strength	The Company sticks to its principal business, further explores the huge potentials of the life insurance market, and maintains its leading position in China’s life insurance market. In 2020, the Company’s gross written premiums exceeded RMB600 billion, achieving a new record high. Through the long-term development and accumulation, China Life has solid financial strength comparable to world-class enterprises in the world. As at 31 December 2020, the Company’s total assets amounted to RMB4,252,410 million, ranking No.1 in the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. As at the end of 2020, the total market capitalization of the Company was USD138,900 million.

Well- established network and leading technologies	The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas. As at the end of the Reporting Period, the Company had approximately 20,000 branches[1] and the number of sales force from all channels of the Company was over 1.458 million, which forms a unique and powerful distribution and services network in China and through which, the Company becomes the life insurance service provider within the reach of customers. Moreover, the Company implemented the “Technology-driven China Life” development strategy in great depth by adhering to the leading concept of technological innovation, and promoted the development of enterprise with excellent services, so as to cultivate its first-class operational management, risk control and customer services. The Company upgraded its operations and services to be more Internet-based, intelligent, integrated and ecological, providing convenient insurance services to the public through technology empowerment.

Profound and extensive customer base

The Company has an extensive customer base. As at 31 December 2020, the Company had approximately 317 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force, offering insurance services for more than 500 million customers.

Professional and stable core team	During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China’s life insurance market. The Company’s core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, experienced underwriting personnel, insurance actuaries and investment managers. During the Reporting Period, there was no movement of these personnel which might have a material impact on the Company.

[1]	Including branches at the provincial or prefecture level, sub-branches, sales offices and sales & services offices.

China Life Insurance Company Limited    Annual Report 2020

Prelude

Honors and Awards

“2020 Forbes Global 2000”, ranking 37th

Forbes

“2020 Fortune China 500 List”, ranking 10th

Fortune China

“Most Respected Company in Asia”

Institutional Investor

“2020 Best Life Insurance Company in Asia”

“Outstanding Financial Enterprise for Poverty Alleviation of the Year”

21st Century Business Herald

“Golden Dragon Award – 2020 Best Listed Insurance Company”

Financial Times “Gold Medal List of Chinese Financial Institution”

“Ark Prize for Insurance Company with High-quality Development in 2020”

“Ark Prize for Golden Insurance Service in 2020”

“Ark Prize for Technological Progress of China’s Insurance Industry in 2020”

Securities Times “Assessment and Selection of the Ark Prizes for China’s Insurance Industry in 2020”

“Excellent Life Insurance Company of the Year”

National Business Daily “2020 Assessment and Selection of Golden Tripod Award in China”

“Influential Insurance Company of the Year”

Hexun.com The “18th Financial Annual Champion Awards”

“Corporate Social Responsibility Award of the Year”

Shanghai Securities News

“Assessment and Selection of the 11th ‘Golden Wealth Management’”

China Life Insurance Company Limited    Annual Report 2020

Prelude

“People’s Corporate Social Responsibility Award

– Annual Precedent Award”

People’s Daily Online “Assessment and Selection of the 15th People’s Corporate Social Responsibility Awards”

“2020 Excellent Competitiveness

– Targeted Poverty Alleviation Contribution Award”

China Business Journal “Assessment and Selection of the 12th Financial Institutions with Excellent Competitiveness”

“Hong Kong Corporate Governance Excellence Award 2020”

The Chamber of Hong Kong Listed Companies and Centre for Corporate Governance and Financial Policy of Hong Kong Baptist University “Hong Kong Corporate Governance Excellence Awards 2020”

“Best Investor Relations of Listed Company”

“Assessment and Selection of the 2020 China Securities ‘Golden Bauhinia Awards’” jointly organized by Hong Kong Tai Kung Wen Wei Media Group with the Listed Companies Association of Beijing, the Hong Kong Chinese Enterprises Association, the Chinese Securities Association of Hong Kong, the Chinese Financial Association of Hong Kong, the Hong Kong Institute of Chartered Secretaries, Hong Kong Securities Professionals Association and China Merger and Acquisitions Association (Hong Kong) Limited

Shanghai Data Center being awarded the

“National Green Data Center 2020”

The Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Commerce, the National Government Offices Administration, the CBIRC and the National Energy Administration “National Green Data Center 2020”

AI Intelligent Training being awarded the “2020 Synced

Machine Intelligence Award by the Heart of the Machine”

The Heart of the Machine Technology Co., Ltd., an authoritative assessment and selection organization for artificial intelligence awards in China “2020 Synced Machine Intelligence Awards”

China Life Insurance Company Limited    Annual Report 2020

Prelude

Business Highlights

Business Highlights

Indicator	Value
Gross written premiums	612,265 million
Total assets	4,252,410 million
Net profit attributable to equity holders of the Company	50,268 million
Embedded value	1,072,140 million
Value of one year's sales	58,373 million
Gross investment income	198,596 million
Gross investment yield	5.30%
Comprehensive investment yield	6.33%
Comprehensive solvency ratio	268.92%

China Life Insurance Company Limited    Annual Report 2020

Prelude

Financial Summary

MAJOR FINANCIAL DATA AND INDICATORS FOR THE PAST FIVE YEARS

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2020	2019	Change	2018	2017	2016

For the year ended
Total revenues	804,961	729,474	10.3%	627,419	643,355	540,781
Net premiums earned	604,666	560,278	7.9%	532,023	506,910	426,230
Benefits, claims and expenses	758,139	677,690	11.9%	621,243	608,827	522,794
Insurance benefits and claims expenses	580,801	509,467	14.0%	479,219	466,043	407,045
Profit before income tax	54,488	59,795	-8.9%	13,921	41,671	23,842
Net profit attributable to equity holders of the Company	50,268	58,287	-13.8%	11,395	32,253	19,127
Net profit attributable to ordinary share holders of the Company	50,067	57,893	-13.5%	11,011	31,873	18,741
Net cash inflow/(outflow) from operating activities	304,024	286,032	6.3%	147,552	200,990	89,098

As at 31 December
Total assets	4,252,410	3,726,734	14.1%	3,254,403	2,897,591	2,696,951
Investment assets[2]	4,095,454	3,573,154	14.6%	3,104,014	2,753,124	2,573,049
Total liabilities	3,795,479	3,317,392	14.4%	2,931,113	2,572,281	2,389,303
Total equity holders’ equity	450,051	403,764	11.5%	318,371	320,933	303,621

Per share (RMB)
Earnings per share (basic and diluted)[3]	1.77	2.05	-13.5%	0.39	1.13	0.66
Equity holders’ equity per share[3]	15.92	14.28	11.5%	11.26	11.35	10.74
Ordinary share holders’ equity per share[3]	15.92	14.01	13.7%	10.99	11.08	10.47
Net cash inflow/(outflow) from operating activities per share[3]	10.76	10.12	6.3%	5.22	7.11	3.15

Major financial ratios
Weighted average ROE (%)	11.84	16.47	decrease of 4.63 percentage points	3.54	10.49	6.16
Gearing ratio[4] (%)	89.25	89.02	increase of 0.23 percentage point	90.07	88.77	88.59
Gross investment yield[5] (%)	5.30	5.24	increase of 0.06 percentage point	3.29	5.16	4.69

China Life Insurance Company Limited    Annual Report 2020

Prelude

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets
5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2020

Prelude

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2020	As at 31 December 2019	Change	Main Reasons for Change

Term deposits	545,667	535,260	1.9%	—
Held-to-maturity securities	1,189,369	928,751	28.1%	An increase in the allocation of government bonds
Available-for-sale securities	1,215,603	1,058,957	14.8%	An increase in the allocation of available- for-sale securities
Securities at fair value through profit or loss	161,570	141,608	14.1%	An increase in the scale of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	7,947	4,467	77.9%	The needs for liquidity management
Cash and cash equivalents	56,629	53,306	6.2%	The needs for liquidity management
Loans	658,535	608,920	8.1%	An increase in policy loans and certificates of deposit
Investment properties	14,217	12,141	17.1%	New investments in investment properties
Investments in associates and joint ventures	239,584	222,983	7.4%	An increase in investments in associates and joint ventures
Deferred tax assets	87	128	-32.0%	Affected by an increase in fair value of available-for-sale securities
Insurance contracts	2,973,225	2,552,736	16.5%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	288,212	267,804	7.6%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	122,249	118,088	3.5%	The needs for liquidity management
Annuity and other insurance balances payable	55,031	51,019	7.9%	An increase in maturities payable
Interest -bearing loans and other borrowingsNote	19,556	20,045	-2.4%	—
Deferred tax liabilities	15,286	10,330	48.0%	Affected by an increase in fair value of available-for-sale securities
Equity holders’ equity	450,051	403,764	11.5%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 January 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement, a six-month bank loan of EUR78 million with a maturity date on 4 January 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. Interest-bearing loans and other borrowings also include a five- year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on 9 March 2022, both of which are floating rate loans.

China Life Insurance Company Limited    Annual Report 2020

Prelude

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2020	2019	Change	Main Reasons for Change
Net premiums earned	604,666	560,278	7.9%	—
Life insurance business	479,600	445,719	7.6%	Due to the steady growth of life insurance business
Health insurance business	109,091	99,575	9.6%	The Company greatly developed health insurance business
Accident insurance business	15,975	14,984	6.6%	Due to the growth of accident insurance business
Investment income	154,497	139,919	10.4%	An increase in interest income from debt-type investments and dividends from stocks
Net realised gains on financial assets	14,583	1,831	696.5%	An increase in spread income of equity assets in available-for-sale securities
Net fair value gains through profit or loss	21,900	19,251	13.8%	An increase in spread income of stocks in securities at fair value through profit or loss
Net gains on investments of associates and joint ventures	7,666	8,011	-4.3%	A decrease in the profits of certain associates
Other income	9,315	8,195	13.7%	An increase in income of investment management service fees by subsidiaries
Insurance benefits and claims expenses	580,801	509,467	14.0%	An increase in the change of insurance contract liabilities
Investment contract benefits	9,846	9,157	7.5%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	28,279	22,375	26.4%	An increase in investment yield from the participating accounts
Underwriting and policy acquisition costs	84,342	81,396	3.6%	Due to the Company’s business growth
Finance costs	3,747	4,255	-11.9%	A decrease in interest paid for securities sold under agreements to repurchase
Administrative expenses	37,687	40,275	-6.4%	Due to a decrease in expenses amid the COVID-19 pandemic and the reinforced cost administration by the Company
Income tax	3,103	781	297.3%	Due to the impact from the adjustment of the policy on pre-tax deduction of underwriting and policy acquisition costs adopted in 2019
Net profit attributable to equity holders of the Company	50,268	58,287	-13.8%	Due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the policy on pre-tax deduction of underwriting and policy acquisition costs adopted in 2019 and the change in gross investment income

China Life Insurance Company Limited    Annual Report 2020

Chairman’s Statement

Chairman’s Statement

Looking back at the past year, in the face of the unexpected COVID- 19 pandemic and a complicated and tough external environment, China Life closely followed the national guidance, maintained its strategic consistency, and continued to seek high-quality development. We proceeded well with both the pandemic control and the reform and development, and achieved a steady growth of our key performance indicators, including embedded value and premium income, serving the overall stable development of the life insurance industry and fully achieving the goal for the first stage of the “China Life Revitalization” initiative as well as the targets set in the “13th Five-Year Plan”. I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public on the Company’s operating results for the year of 2020.

During the Reporting Period, the Company’s comprehensive strength was further enhanced and its leading market position was consolidated. The Company’s gross written premiums amounted to RMB612,265 million, exceeding RMB600 billion for the first time and achieving a new record high. The embedded value of the Company exceeded RMB1 trillion, reaching RMB1,072,140 million and leading the industry. Total assets exceeded RMB4 trillion, amounting to RMB4,252,410 million, an increase of 14.1% from the end of 2019. Net profit attributable to equity holders of the Company was RMB50,268 million. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 260.10% and 268.92%, respectively. The Board has proposed to distribute an annual cash dividend of RMB0.64 per share (inclusive of tax) and such proposal will be submitted to the 2020 Annual General Meeting for review and discussion.

In 2020, facing unprecedented challenges, we firmly upheld the original aspiration of “Protecting People’s Good Life” by focusing on our principal businesses and taking on social responsibilities. With strong development resilience, we enhanced social well-being in serving the overall national development plan, created long-term business value in pursuing high-quality development, strengthened driving forces in reform and innovation, and advanced steady operations to support modernization of corporate governance.

China Life Insurance Company Limited    Annual Report 2020

Chairman’s Statement

In the past year, we proactively leveraged advantages of our principal businesses to firmly serve the overall national development. In the fight against the COVID-19 pandemic, we took immediate actions to donate funds and supplies to the front line of pandemic prevention and control and offer complimentary insurance protection for 2.5 million medical workers fighting on the front line and over 14 million people with a sum assured of nearly RMB3.3 trillion on a cumulative basis. We also expanded insurance coverage of existing insurance plans and introduced special services and measures, playing the role of insurance as a “shock absorber”. We actively supported the targeted poverty alleviation, inputting over RMB87 million on a cumulative basis in 1,281 poverty alleviation localities, lifting all of them out of poverty. Poverty alleviation through consumption amounted to over RMB30 million. By leveraging our principal businesses, we developed exclusive insurance products to support poverty alleviation and risk coverage, covering more than 18 million people from registered poverty-stricken households as well as those on the edge of the poverty line, underwriting a sum assured of RMB3.4 trillion. In building a moderately prosperous society in all respects and fighting against poverty, one team and one individual of the Company received honorary titles of National Advanced Team and Individual in Poverty Alleviation respectively. By sticking to the role of finance in serving the real economy, we actively participated in the strategic regional developments, including the coordinated development of the Beijing-Tianjin-Hebei Region, the Yangtze River Economic Belt developments, the building of the Guangdong-Hong Kong-Macao Greater Bay Area and the integrated development along the Yangtze River Delta, supporting the development of the country to be a manufacturer of quality and with a strong transportation network, as well as the building of a “Green China”. As at the end of the Reporting Period, the existing investments made by the Company serving the real economy exceeded RMB2.3 trillion, and new investments made in the year exceeded RMB600 billion.

In the past year, we further advanced high-quality development and enhanced our capability in value creation. By prioritizing business value growth and sticking to the protection role of insurance, we increased effective insurance supplies and achieved coordinated growth of business value and scale. During the Reporting Period, despite the impact of the pandemic, the business structure of the Company was further optimized, and its protection-oriented business maintained a growing trend. Value of one year’s sales of the Company reached RMB58,373 million, generally remaining stable compared to 2019. With the reinforced asset-liability management and interaction, the Company registered a gross investment income of RMB198,596 million in 2020, reaching a record high.

In the past year, we accelerated transformation and upgrade, with digitalized operations creating strong driving forces. We pushed forward the “Dingxin Project” in great depth and primarily completed the customer-centric sales deployment of “Yi Ti Duo Yuan”. The individual agent business sector saw increased capability in value creation, and the diversified business sector went through steady transformation in operation modes. The market-oriented incentive and restraint mechanism for talents in key fields such as sales and investment was gradually established. Keeping up with the “digital era”, we built the online digital platform based on our profound offline strength, and established the industry-leading hybrid clouds. Technology empowerment mitigated negative impacts of the pandemic by providing foundational power, and the technology operation model of “Collective Wisdom, Agility, Iteration” set a new exemplary model in the industry. Empowered by technologies adopted under the “Technology-driven China Life” strategy, operations and services were upgraded in all aspects, becoming more Internet-based, intelligent, integrated and ecological, effectively meeting the needs of customers for high-quality services.

China Life Insurance Company Limited    Annual Report 2020

Chairman’s Statement

In the past year, we advanced the corporate governance system with scientific and effective risk prevention and control mechanisms. Aiming at the best practices of corporate governance of listed companies in the three listing venues, we actively improved the corporate governance mechanism and effectively enhanced the modernization of our corporate governance, and received the “Hong Kong Corporate Governance Excellence Award” for 2020. We accelerated the integration of “Environmental, Social and Governance” (“ESG”) management into our operation and management system and put the ESG investment concept into practice. AMC, the Company’s non-wholly owned subsidiary, was the first insurance asset management company in China to sign the United Nations – Supported Principles for Responsible Investment (UNPRI), and was deeply engaged in the “Green Finance” with new green investments in the year reaching RMB30.6 billion. Adhering to the principle of prudent and steady operation, we continued to pay attention to and proactively prevented and mitigated major financial risks, effectively followed the law of asset-liability management and paid great attention to interest risk, market risk, credit risk and compliance risk, so as to strictly prevent any external risk incidents from penetrating into the Company. We also carried out special governance on key risks and greatly promoted intelligent risk control. In the integrated risk rating by the regulatory authority, the Company has received the rating of Class A for 11 consecutive quarters.

The 14th Five-Year Plan marks the first five years of China’s new journey toward fully building a modern socialist country, in which the insurance industry will undertake the new mission of contributing to the modernization of a national governance system and governance capability. With economic and social development, social well-being will reach a new level, and the expansion of the middle-income group will accelerate. Deeply grounded in China’s economy which has strong resilience and great potential, the life insurance industry is at an important stage full of strategic opportunities, and will have a broader space for development. At the same time, we also see that the COVID-19 pandemic is still continuing around the world with wide and far-reaching impacts and uncertainties, which has affected the release of demands for insurance and posed challenges to assets allocation and traditional insurance operation modes at the liability end. We will seize the new changes of current opportunities and challenges, further mobilize the advantage of risk management expertise in our principal businesses, implement the new development concept, actively explore to build and achieve a new development pattern for the life insurance industry, continuously deepen the supply side structural reform with customer-centric principle, accelerate transformation and upgrade, and constantly enhance the match and fit between our own development and the needs of the times, so as to protect people’s well-being and promote economic and social development with strengthened services capabilities.

China Life Insurance Company Limited    Annual Report 2020

Chairman’s Statement

2021 is the beginning of the 14th Five-Year Plan and also a critical year for the Company’s high-quality development. We will further push forward the “China Life Revitalization” initiative, and continue to maintain high-quality development. We will also fully engage in the new development pattern of “dual circulation” and strive to achieve stable development, business quality improvement, reform and innovation, and risk prevention and control. We will take development as the top priority, emphasize business value, and achieve business development driven by a productive sales force; fully push forward the “Dingxin Project” reforms, accelerate marketization, and further enhance internal driving forces; continue to reinforce the technology and innovation driven development, accelerate operational digitalization, and provide customers with “convenient, quality and caring” services; continue to strengthen asset-liability interaction, strictly implement the regulatory requirements, continuously improve the risk prevention and control system, strictly prevent key risks, and enhance our corporate governance capability.

With a profound historical accumulation, China Life has always played an important role of an explorer and pioneer of China’s life insurance industry. Time goes by with dreams ahead. In this new promising era, we will stick to our original aspiration and forge ahead on the journey of building a world-class life insurance company, with a view to rewarding our shareholders and people from all walks of life with satisfactory operating performances.

By Order of the Board Wang Bin Chairman

Beijing, China 25 March 2021

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF BUSINESS OPERATIONS IN 2020

In 2020, the unexpected outbreak of the COVID-19 pandemic posed great challenges to the development of the insurance industry. On the one hand, as the macro economy slowed down significantly, demands for insurance was difficult to be fully released; on the other hand, the onsite insurance operation activities were restricted, affecting both the business development and agent team-building. Under the combined influence of multiple factors, the growth of the life insurance industry for the year declined.

Despite a tough and complicated external environment, the Company pushed forward high-quality development, adhered to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. The Company proceeded well with both the pandemic control and the reform and development, and realized a steady and sound growth of its key performance indicators, such as embedded value and premium income. During the Reporting Period, the Company achieved the coordinated growth of business scale and value, pushed forward the asset-liability interaction, accelerated the implementation of technological achievements, improved both the quality and efficiency of operations and services, and achieved remarkable results for the Company’s high-quality development.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Meanwhile, the Company firmly implemented the “China Life Revitalization” initiative, and pushed forward reforms under the “Dingxin Project”. In 2020, while continuing to optimize its organizational structure, the Company kicked off a series of transformation programs in all aspects, and further advanced the gradual implementation of new business models and operation mechanisms. The customer-centric sales deployment of “Yi Ti Duo Yuan” was implemented in greater depth. The value creation capability of the individual agent business sector was prominent with its focus on the individual customer market. The standardized and regulated management system for the basic operational units was also rolled out. The diversified business sector targeted institutional customers and further defined its positioning so as to effectively improve its professional operation capability. The Company’s investment capability was improved significantly, and an investment management system which adapted to investment value chain and a market-oriented compensation incentive system were established. The Company reinforced the standardization of its business operation and services, and fully launched the establishment of the Shared Service Center. Its business operation became more intelligent and integrated, and customer satisfaction continued to rise. The Company optimized the technology development mode by implementing an IT product operation mechanism with emphasis on the pan-product development teams, and the supporting ability, responsiveness and stability of technologies saw great improvement. New technologies, such as mobile services and digital field offices, were also widely applied. The Company accelerated the intellectualization of its risk management, realized active risk detection and real-time monitoring in respect of risk prevention and control, which effectively improved the efficiency of risk management and control. By upholding the principle of “strong headquarters, streamlined provincial branches, optimized city branches and invigorated field offices”, the Company established a classified and hierarchical management system for its branches, upgrading and downgrading branches at different levels per their performances, and further increased allocation of financial resources to the basic operational units, which significantly energized their development.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Key Performance Indicators of 2020

		RMB million
	2020	2019
Gross written premiums	612,265	567,086
Premiums from new policies	193,939	181,289
Including: First-year regular premiums	115,421	109,416
First-year regular premiums with ten years or longer payment duration	56,398	59,168
Renewal premiums	418,326	385,797
Gross investment income	198,596	169,043
Net profit attributable to equity holders of the Company	50,268	58,287
Value of one year’s sales	58,373	58,698
Including: Individual agent business sector[1]	57,669	56,972
Policy Persistency Rate (14 months)[2] (%)	85.70	86.80
Policy Persistency Rate (26 months)[2] (%)	82.40	85.90
Surrender Rate[3] (%)	1.09	1.89
	As at	As at
	31 December 2020	31 December 2019
Embedded value	1,072,140	942,087
Number of long-term in-force policies (hundred million)	3.17	3.03

Notes

1.	The results of individual agent business sector for the year 2019 have been restated to allow for new sector definitions on a pro forma basis.
2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

3.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, despite the impact of the pandemic, the Company demonstrated development resilience with key business indicators reaching their record high. In 2020, the Company’s gross written premiums amounted to RMB612,265 million, exceeding RMB600 billion for the first time, an increase of 8.0% year on year, maintaining its industry leadership position. As at the end of the Reporting Period, the embedded value of the Company exceeded RMB1 trillion, reaching RMB1,072,140 million, an increase of 13.8% from the end of 2019.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

During the Reporting Period, the Company continued to prioritize business value, and its business structure was further optimized. Premiums from new policies amounted to RMB193,939 million, an increase of 7.0% year on year. In particular, first-year regular premiums amounted to RMB115,421 million (a year-on-year increase of 5.5%), which accounted for 97.96% of long-term first-year premiums. The percentage of premiums from designated protection-oriented products in the first-year regular premiums rose by 0.6 percentage point year on year, with a continuous increase in the average premiums per policy. Renewal premiums amounted to RMB418,326 million (a year-on-year increase of 8.4%), which accounted for 68.32% of the gross written premiums (a year-on-year increase of 0.29 percentage point). Facing a complicated external environment in 2020, first-year regular premiums with a payment duration of ten years or longer reached RMB56,398 million, a decrease of 4.7% year on year. In 2020, the value of one year’s sales of the Company was RMB58,373 million, a decrease of 0.6% year on year, basically remaining stable. As for the end of the Reporting Period, the number of long-term in-force policies was 317 million, an increase of 4.6% from the end of 2019. During the Reporting Period, the surrender rate was 1.09%, a decrease of 0.80 percentage point year on year.

During the Reporting Period, the Company continued to enhance the asset-liability management and the asset-liability interaction created synergy on two ends. With enhanced emphasis on asset-liability management, the Company strengthened its asset-liability matching, established a management system with clear rights and responsibilities as well as orderly operation, and improved relevant systems and processes. To fully implement the asset-liability management philosophy, the Company effectively coordinated various processes, including business planning, operations and services, product development and investment management. In 2020, the Company adhered to the market-oriented approach, achieved significant improvement in its asset allocation capability and realized a stable increase in its investment income. The gross investment income reached RMB198,596 million, an increase of 17.5% year on year. Due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the policy on pre-tax deduction of underwriting and policy acquisition costs adopted in 2019 and the change in gross investment income, net profit attributable to equity holders of the Company was RMB50,268 million, a decrease of 13.8% year on year.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

BUSINESS ANALYSIS

Insurance Business

Gross written premiums categorized by business

For the year ended 31 December			RMB million
	2020	2019	Change
Life Insurance Business	480,593	446,562	7.6%
First-year business	108,205	100,674	7.5%
First-year regular	106,001	98,342	7.8%
Single	2,204	2,332	-5.5%
Renewal business	372,388	345,888	7.7%
Health Insurance Business	115,089	105,581	9.0%
First-year business	69,722	66,213	5.3%
First-year regular	9,408	11,000	-14.5%
Single	60,314	55,213	9.2%
Renewal business	45,367	39,368	15.2%
Accident Insurance Business	16,583	14,943	11.0%
First-year business	16,012	14,402	11.2%
First-year regular	12	74	-83.8%
Single	16,000	14,328	11.7%
Renewal business	571	541	5.5%

Total	612,265	567,086	8.0%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB480,593 million, rising by 7.6% year on year; gross written premiums from the health insurance business reached RMB115,089 million, rising by 9.0% year on year, and gross written premiums from accident insurance business were RMB16,583 million, rising by 11.0% year on year.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Gross written premiums categorized by channel

For the year ended 31 December	2020	RMB million 2019[1]
Individual Agent Business Sector[2]	511,044	484,517
First-year business of long-term insurance	99,838	96,237
First-year regular	99,555	95,957
Single	283	280
Renewal business	391,272	371,140
Short-term insurance business	19,934	17,140
Bancassurance Channel	41,240	25,438
First-year business of long-term insurance	15,757	12,516
First-year regular	15,748	12,488
Single	9	28
Renewal business	25,109	12,516
Short-term insurance business	374	406
Group Insurance Channel	28,872	28,846
First-year business of long-term insurance	2,040	3,018
First-year regular	110	968
Single	1,930	2,050
Renewal business	1,862	1,995
Short-term insurance business	24,970	23,833
Other Channels[3]	31,109	28,285
First-year business of long-term insurance	188	3
First-year regular	8	3
Single	180	—
Renewal business	83	146
Short -term insurance business	30,838	28,136

Total	612,265	567,086

Notes:

1.	According to the sales deployment of “Yi Ti Duo Yuan”, data for the year 2019 were adjusted on a pro forma basis.
2.	Premiums of individual agent business sector included premiums of the general sales team and the upsales team.
3.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

In 2020, the Company continued to push forward the customer-centric sales deployment of “Yi Ti Duo Yuan”. The individual agent business sector focused on the individual customer market and the capability in value creation was prominent. The diversified business sector targeted institutional customers and its business positioning was clearly defined, which saw effective improvement in its professional operation capability. With emphasis on business development driven by productive sales force, the structure of its sales force was further optimized. As at the end of the Reporting Period, the Company’s total sales force was approximately 1.458 million, maintaining the leading position in the industry.

Individual Agent Business Sector

In 2020, facing the severe impact of the pandemic on the economic and social development as well as the insurance industry, the individual agent business sector adhered to the priority of business value, pushed forward transformation and upgrade of its sales management, continued to optimize its business structure, and realized continuous growth in both business scale and value against unfavourable market conditions. During the Reporting Period, the gross written premiums from the sector amounted to RMB511,044 million, an increase of 5.5% year on year. First-year regular premiums were RMB99,555 million, an increase of 3.7% year on year.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

The designated protection-oriented business continued to grow, with its first-year regular premiums and the average premiums per policy rising significantly year on year. As affected by the pandemic, first-year regular premiums with a payment duration of ten years or longer in the sector were RMB56,183 million, a decrease of 2.2% year on year. Renewal premiums amounted to RMB391,272 million, an increase of 5.4% year on year. The capability of the individual agent business sector in value creation was prominent. The value of one year’s sales of the sector was RMB57,669 million, an increase of 1.2% year on year. New business margin of one year’s sales of the sector was 47.9%, which remained stable compared to 2019.

In 2020, the individual agent business sector firmly implemented the strategy of business development driven by productive sales force, and fully upgraded the Agent Management and Compensation System in line with the deployment of “Dingxin Project” to enhance the quality of the sales force. Despite certain fluctuation in the size of the sales force due to the impact of the pandemic, the Company firmly adhered to high-quality development by further tightening the agent recruitment, strengthening sales force management and optimizing the structure of the sales force. As at the end of the Reporting Period, the number of agents of the sector was 1,378,000, including 841,000 agents from the general agent team and 537,000 agents from the upsales team, and the monthly average productive agents increased by 9.7% year on year.

Diversified Business Sector

In 2020, the transformation and upgrade under “Dingxin Project” was carried out in the diversified business sector in great depth. By concentrating on the development philosophy of “professional operation, enhancement of quality and efficiency, transformation and innovation, and regulatory compliance”, the diversified business sector coordinated well with the individual agent business sector, and focused on the development of bancassurance, group insurance and health insurance business. Although business development was generally affected by the pandemic, the diversified business sector consolidated its advantages, and demonstrated an upward trend in business development. During the Reporting Period, gross written premiums from the sector amounted to RMB101,221 million, an increase of 22.6% year on year.

Bancassurance Channel. With equal emphasis on business scale and value as its long-term goal, the bancassurance channel focused on bank agency business and steadily pushed forward the business transformation. During the Reporting Period, gross written premiums from the channel amounted to RMB41,240 million, an increase of 62.1% year on year. First-year regular premiums amounted to RMB15,748 million, an increase of 26.1% year on year. Renewal premiums amounted to RMB25,109 million (a year-on-year increase of 100.6%), accounting for 60.89% of the gross written premiums from the channel (a year-on-year increase of 11.69 percentage points). The bancassurance channel constantly strengthened sales team management, and the quality of the sales force

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

was improved steadily. As at the end of the Reporting Period, the number of bancassurance channel account managers was 29,000, and both the quarterly average active managers and the production capacity per manager increased substantially.

Group Insurance Channel. The group insurance channel continued to deepen its diversified business development and improve profitability, reinforced the expansion of key business sectors, and achieved steady development in different business fields. During the Reporting Period, gross written premiums from the channel were RMB28,872 million, an increase of 0.1% year on year. Short-term insurance premiums were RMB24,970 million, an increase of 4.8% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 51,000, and the number of high- performance personnel increased by 33.3% from the end of 2019.

Other Channels. In 2020, gross written premiums from other channels reached RMB31,109 million, an increase of 10.0% year on year. The Company actively participated in all kinds of government-sponsored health insurance businesses, which maintained the leading market position. As at the end of the Reporting Period, the Company carried out over 220 supplementary major medical expenses insurance programs, providing services to 360 million people. It also undertook over 300 health care entrusted programs, covering 170 million people, provided supplementary medical insurance to 54 million people, and offered long-term care insurance protection to 15 million people.

The Company pushed forward its online insurance business, consistently increased the supply of online insurance products, enhanced its online insurance operations and promoted integration of online and offline sales to provide a more diversified and convenient channel for customers seeking insurance products and services. In 2020, the Company’s online insurance business saw greater development opportunities, which resulted in a rapid growth of its development.

Being customer-centric, the Company fully leveraged the collaborative advantages of the fellow members of CLIC and actively provided customers with a series of quality financial and insurance service solutions. In 2020, premiums from property insurance cross-sold by the Company exceeded RMB20 billion for the first time, an increase of 14.0% year on year, whereas new bids of enterprise annuity funds and pension security products of Pension Company cross-sold by the Company grew by 20.7% year on year. The Company entrusted CGB to sell bancassurance products, with first-year regular premiums increasing by 29.0% year on year. The number of new debit cards and credit cards jointly issued by the Company and CGB exceeded 1,150,000. Meanwhile, the Company gave full play to the brand advantages on the comprehensive financial strength, and worked with CGB and CLP&C to carry out various operation activities to provide customers with diversified and individualized services, thus fostering a sound synergy and mutual benefits.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Analysis of major insurance products

Top five insurance products in terms of gross written premiums

For the year ended 31 December 2020				RMB million
Insurance product	Gross written premium	Standard premiums from new policies [1]	Major sales channel	Surrender payment
China Life Xin Xiang Zhi Zun Annuity Insurance (Celebration Version)	42,657	12,813	Mainly through the channel of exclusive individual agents	170
China Life Xin Xiang Jin Sheng Annuity Insurance (Type A)	34,828	—	Mainly through the channel of exclusive individual agents	506
China Life Critical Illness Group Health Insurance for Rural and Urban Citizens (Type A)	26,955	26,955	Through other sales channels	—
China Life Xin Fu Ying Jia Annuity Insurance	24,116	—	Mainly through the channel of exclusive individual agents	779
China Life Hong Fu Zhi Zun Annuity Insurance (Participating Insurance)	20,271	—	Mainly through the channel of exclusive individual agents	745

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Xiang Jin Sheng Annuity Insurance (Type A), China Life Xin Fu Ying Jia Annuity Insurance and China Life Hong Fu Zhi Zun Annuity Insurance (Participating Insurance) have been replaced by their upgraded products, and the gross written premiums were recorded as renewal premiums.

Top three insurance products in terms of net increase in investment contracts

For the year ended 31 December 2020			RMB million
Insurance product	Net increase in investment contracts	Major sales channel	Surrender payment
China Life Xin Account Endowment Insurance (Universal Insurance) (Exclusive Version)	11,630	Mainly through the channel of exclusive individual agents	121
China Life Xin Account Endowment Insurance (Universal Insurance) (Diamond Version )	7,883	Mainly through the channel of exclusive individual agents	261
China Life Xin Account Annuity Insurance (Universal Insurance) (Excellent Version)	3,406	Mainly through the channel of exclusive individual agents	291

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Insurance contracts

			RMB million
	As at 31 December 2020	As at 31 December 2019	Change
Life insurance	2,767,642	2,385,407	16.0%
Health insurance	195,487	158,800	23.1%
Accident insurance	10,096	8,529	18.4%

Total of insurance contracts	2,973,225	2,552,736	16.5%

Including: Residual marginNote	837,293	768,280	9.0%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB2,973,225 million, 16.5% up from RMB2,552,736 million as at the end of 2019, which was primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

Analysis of claims and policyholder benefits

			RMB million
For the year ended 31 December	2020	2019	Change
Insurance benefits and claims expenses	580,801	509,467	14.0%
Life insurance business	490,994	427,673	14.8%
Health insurance business	82,146	75,471	8.8%
Accident insurance business	7,661	6,323	21.2%
Investment contract benefits	9,846	9,157	7.5%
Policyholder dividends resulting from participation in profits	28,279	22,375	26.4%

During the Reporting Period, insurance benefits and claims expenses rose by 14.0% year on year due to an increase in the change of insurance contract liabilities. In particular, insurance benefits and claims expenses of the life insurance business rose by 14.8% year on year mainly due to the steady growth of the life insurance business. Investment contract benefits rose by 7.5% year on year due to an increase in the scale of universal insurance accounts. Policyholder dividends resulting from participation in profits increased by 26.4% year on year due to an increase in investment yield from participating accounts.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Analysis of underwriting and policy acquisition costs and other expenses

			RMB million
For the year ended 31 December	2020	2019	Change
Underwriting and policy acquisition costs	84,342	81,396	3.6%
Finance costs	3,747	4,255	-11.9%
Administrative expenses	37,687	40,275	-6.4%
Other expenses	12,208	9,602	27.1%
Statutory insurance fund contribution	1,229	1,163	5.7%

During the Reporting Period, underwriting and policy acquisition costs rose by 3.6% year on year due to the Company’s business growth. Finance costs decreased by 11.9% year on year due to a decrease of interest paid for securities sold under agreements to repurchase. Administrative expenses decreased by 6.4% year on year due to a decrease in expenses amid the COVID-19 pandemic and the reinforced cost administration by the Company.

Investment Business

In 2020, the global economy was severely impacted by the COVID-19 pandemic, which then started to recover as governments around the world introduced macro hedging policies. By effectively coordinating the pandemic prevention and control and the economic and social development, and accelerating the formation of a new development pattern of “dual circulation”, China’s economy was the first to pick up and continued to recover from the impact of the pandemic, and China was the world’s only major economy to achieve growth in 2020. Throughout the year, the interest rate of the domestic bond market fluctuated greatly, which rebounded significantly after falling to a historical low level in early April and went higher than the level at the beginning of 2020; at the same time, the stock market also fluctuated upward after falling to the lowest level of the whole year at the end of March with an obvious structural market characteristics.

The Company actively responded to the complex and ever-changing investment environment, adhered to the fundamental principle of asset-liability interaction management, firmly implemented its strategic allocation plan for assets with medium-and long-terms, and made flexible tactical allocation based on market situations. In 2020, the Company mainly allocated to three major asset types. Firstly, in respect of the liability-matching portfolios, the Company effectively seized the opportunity of interest rate recovery and a supply increase in the second half of 2020, and increased allocation mainly in government bonds with long duration to further lengthen the duration of assets and narrow the duration gap between assets and liabilities; secondly, in respect of non-standard fixed income assets and quasi-fixed income assets with stable cash flows and higher interest income, to which the Company insisted on allocating as much as possible on the premise of controlling credit risks by proactively dealing with the situation of the decreasing financing demands and intensified market competitions; thirdly, in respect of equity assets with potential elastic return in the future, the Company continued to increase its allocation to core assets under the structural market environment, and optimized the tactical investment of equity assets to increase the yields from the asset portfolios.

In 2020, the Company reshaped its organizational structure according to investment value chain and established a market-oriented incentive and restraint mechanism, which resulted in a significant improvement of its coordinated management capability in asset allocation. In respect of entrusted management, the Company introduced a competitive mechanism that compared entrusted asset managers within and outside China Life, eliminating bad performers through strict assessment. The constant optimization of investment management system was expected to have long-term and far-reaching effects on the Company’s insurance fund investment.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Investment portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

				RMB million
	As at 31 December 2020		As at 31 December 2019
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,076,329	75.12%	2,674,261	74.85%
Term deposits	545,667	13.32%	535,260	14.98%
Bonds	1,718,639	41.97%	1,410,564	39.48%
Debt-type financial products[1]	453,641	11.08%	415,024	11.62%
Other fixed-maturity investments[2]	358,382	8.75%	313,413	8.77%
Equity financial assets	700,748	17.10%	605,996	16.95%
Common stocks	350,107	8.55%	276,604	7.74%
Funds[3]	114,311	2.79%	118,450	3.31%
Bank wealth management products	13,013	0.32%	32,640	0.91%
Other equity investments[4]	223,317	5.44%	178,302	4.99%
Investment properties	14,217	0.35%	12,141	0.34%
Cash and others[5]	64,576	1.58%	57,773	1.62%
Investments in associates and joint ventures	239,584	5.85%	222,983	6.24%

Total	4,095,454	100.00%	3,573,154	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2020 and 31 December 2019 were RMB1,206 million and RMB1,829 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,095,454 million, an increase of 14.6% from the end of 2019. Among the major types of investments, the percentage of investment in bonds rose to 41.97% from 39.48% as at the end of 2019, the percentage of term deposits changed to 13.32% from 14.98% as at the end of 2019, the percentage of investment in debt-type financial products changed to 11.08% from 11.62% as at the end of 2019, and the percentage of investment in stocks and funds (excluding money market funds) rose to 11.31% from 11.00% as at the end of 2019.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Investment income

For the year ended 31 December	2020	RMB million 2019
Gross investment income	198,596	169,043
Net investment income	162,783	149,109
Net income from fixed-maturity investments	127,673	116,254
Net income from equity investments	24,983	22,804
Net income from investment properties	(50)	31
Investment income from cash and others	1,841	861
Share of profit of associates and joint ventures	8,336	9,159
Net realised gains on financial assets	14,583	1,831
Net fair value gains through profit or loss	21,900	19,251
Disposal gains and impairment loss of associates and joint ventures	(670)	(1,148)
Net investment yield[1]	4.34%	4.61%
Gross investment yield[2]	5.30%	5.24%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

During the Reporting Period, the Company’s net investment income was RMB162,783 million, an increase of RMB13,674 million from 2019, rising by 9.2% year on year. Due to the impact of an overall decline in interest rate during 2020 as well as the maturity of the existing investment assets, the net investment yield was 4.34%, down by 27 base points from 2019. By closely keeping pace with equity market fluctuations and paying constant attention to risk exposures, the Company timely cashed-in spread income, continued to optimize its position structure, and achieved stable investment income. The gross investment income of the Company reached RMB198,596 million, an increase of RMB29,553 million from 2019. The gross investment yield was 5.30%, up by 6 base points from 2019. The comprehensive investment yield2 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 6.33%, down by 95 base points from 2019.

Credit risk management

The Company’s debt-type financial products mainly concentrated on the sectors such as transportation, finance, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 99% of the debt-type financial products were rated AAA or above by external rating institutions. In general, the quality of the Company’s debt-type financial assets was in good condition and the credit risks were well controlled.

The Company insisted on the prudent investment philosophy and carried out comprehensive risk management to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively controlling credit risks through early detection, early warning and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in 2020.

Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

			RMB million
For the year ended 31 December	2020	2019	Change
Profit before income tax	54,488	59,795	-8.9%
Life insurance business	28,073	42,418	-33.8%
Health insurance business	11,611	5,875	97.6%
Accident insurance business	572	489	17.0%
Other businesses	14,232	11,013	29.2%

During the Reporting Period, profit before income tax from the life insurance business decreased by 33.8% year on year due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts and the change in gross investment income. Profit before income tax from the health insurance business rose by 97.6% year on year mainly due to the growth of short-term health insurance business and business quality improvement. Profit before income tax from the accident insurance business rose by 17.0% year on year mainly due to the growth of the accident insurance business and business quality improvement. Profit before income tax from other businesses rose by 29.2% year on year mainly due to an increase in profits from subsidiaries.

Analysis of Cash Flows

Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB56,629 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB545,667 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. It is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2020	2019	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	304,024	286,032	6.3%	An increase in premiums due to the steady growth of the Company’s business
Net cash inflow/(outflow) from investing activities	(292,797)	(247,515)	18.3%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(7,760)	(36,075)	-78.5%	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	(144)	55	N/A	—

Net increase/(decrease) in cash and cash equivalents	3,323	2,497	33.1%	—

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31 December 2020	As at 31 December 2019
Core capital	1,031,947	952,030
Actual capital	1,066,939	987,067
Minimum capital	396,749	356,953
Core solvency ratio	260.10%	266.71%
Comprehensive solvency ratio	268.92%	276.53%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 7.61 percentage points from the end of 2019, which was due to a consistent growth in insurance business and investment assets, dividends payment, a decline in solvency reserve assessment rate and redemption of other equity instruments.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Major Subsidiaries and Associates of the Company

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	13,897	12,237	2,133

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	6,789	4,931	817

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	106,930	26,551	1,730

China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and	19,687	43.686%	3,027,972	218,150	13,812
	purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities

Note:	For details, please refer to Note 9 and Note 35 in the Notes to the Consolidated Financial Statements in this annual report.

Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in Note 42 in the Notes to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

TECHNOLOGY EMPOWERMENT AND OPERATIONS AND SERVICES

Technology Empowerment

In 2020, the Company pushed forward digital transformation in all aspects, accelerated technological innovation, proactively applied digital technologies to reinforce technology empowerment and support its high-quality development in various fields.

Great leap in capability, technological innovation at full speed

Technological deployment, demonstrating China Life’s strength. Centering on the strategic core of “Dual Centers and Dual Focuses” and optimizing technological governance and deployment, the Company implemented the tech products-based management system, accelerated the establishment of innovation incubation center and R&D sub-centers for technological application, and continued to improve the technology-empowered ability in value creation and the diversification of supply. Leveraging on the established advantages of its sales force and service network, the Company intensified online and offline integration with offline digital field offices and online digital platform, which enabled frequent interaction between the Company, its agents and customers under the “Technology-driven China Life” layout, and provided convenient, efficient and precise financial and insurance services to customers.

Technology as a driver, activating innovation vitality. The Company reinforced its technological innovation in terms of its four technological innovation-themed laboratories, namely InsurTech, cloud computing and infrastructures, cyber security and block chain. Nearly 50 research projects in cutting-edge technologies were further advanced, and 28 intelligent application scenarios covering various aspects were introduced. A flexible and nimble hybrid cloud with a powerful hash rate was innovated with great efforts, which fully supported the seamless shift of the Company’s operations and management from offline to online and effectively ensured continuity of the Company’s business operations during the pandemic.

Digital ecosystem, bringing out the synergy effect. With the continued expansion of an interconnecting, open and shared social ecosystem based on the digital platform, the Company released more than 1,700 standardized services and launched more than 740 innovative micro-applications. It also cooperated with different institutions such as medical and healthcare institutions, etc., to carry out nearly 170,000 services and activities, which consistently enriched the Company’s insurance-centered digital ecosystem services.

Empowerment upgrade, advancement of digital transformation in all aspects

Digital sales, creating new driving forces for development. The Company launched online agent recruitment, online agent training and online business development by employing digital technologies. The full-process online agent recruitment was quickly put into use; 155,000 AI online training sessions were carried out, with the number of participations reaching 11.10 million person-time; live video streaming of morning assemblies and cloud innovation meetings, etc., were held intensively, with a daily average number of 2,200 meetings during the pandemic; the “Golden Manual 2.0” was upgraded in all aspects to facilitate precise marketing with more powerful intelligent algorithm, so as to realize the overall empowerment of digital tools of the insurance sales value chain.

Digital field offices, creating new intelligent bases. Cutting-edge technologies such as 5G, “Internet of Things” and edge computing were widely applied in the Company’s 30,000 field offices across China (including branches and sales & services offices), and the newly equipped electronic facilities such as the self-service terminals for business processing, intelligent sensing equipment and visualized smart screen brought new vitality to field offices. Given the application of the automatic Internet access, digital coaching and training, multi-dimensional and visualized performance tracking, and AI real-time performance reporting, the field offices were established to be important digital supports for service extension.

Digital services, enhancing customers’ new experience. Being customer-centric, the Company pushed forward intelligent upgrade of online services. The “Contactless Services” facilitated customers accessing insurance services just at home by employing Internet video and intelligent identification technology. Based on big data and AI technologies, the intelligent claims settlement model for health insurance, covering 19 key risks in five categories, made claims settlement services more efficient and convenient, and the big data-based intelligent policy “health check” with the family of customers as the focus provided thoughtful suggestions for customers to make the best choices.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Operations and Services

In 2020, focusing on customer demands, the Company adhered to the operation and management objective of “strengthening efficiency, promoting technology driven development, achieving value improvements and offering first-class customer experience” and upheld the “convenient, quality and caring” service concept to push forward operations and services to be more Internet-based, intelligent, integrated and ecological and provide customers with high-quality services. In early 2020, the Company upgraded a variety of services to overcome severe challenges during the pandemic. The Company made a quick response to simplify claims settlement procedures, implemented remote claims settlement and remote investigation over video, and completed the payment of more than 1,000 coronavirus-related claims. It also introduced a new service mode, namely the “Online Customer Service Agent”, through which customers could easily connect to the online customer service agent with one click, and offered the special telephone voice navigation and 24/7 customer services so as to fully meet customers’ needs.

Product supply was enriched constantly. In 2020, the Company adhered to the product development concept of being “customer centric, market oriented and value focused”, strengthened asset-liability management and continued to intensify product development such as the protection-oriented products. High-quality development of the Company was properly supported through product innovation and upgrade. The Company currently had a product system catering to all types of customers, and created a variety of brand products in the market. In 2020, the Company newly developed and upgraded a total of 237 products, including 19 life insurance products, 198 health insurance products, 7 accident insurance products and 13 annuity insurance products. Out of these products, 216 were protection-oriented products and 21 were long-term savings products.

Online services were expanded with increased quality. The Company focused on usage habits of its customers and designed more online service applications available at the fingertips through the Internet. Service contents were enriched continuously to promote online and offline service coordination. The number of active users of China Life Insurance App increased by 48% year on year, paperless application rate of long-term individual insurance reached 99.9% and the promotion of paperless application rate of group insurance reached 97.9%, the online processing rate of policy administration and claims settlement for individual and group insurance rose by 20, 28 and 37 percentage points year on year respectively, and the number of electronic notification messages increased by 82.5% year on year.

Intelligent services were convenient and efficient. The Company further applied AI technologies in a variety of business processes to provide customers with efficient and precise services. The use of intelligent models for review and quality inspection in the process of insurance application helped increase efficiencies of underwriting and dual recordings by 40% and 25%, respectively, year on year. The Company also sped up application of intelligent technologies in its contacting services with intelligent online customer services and intelligent outbound-call services up by 158% year on year, and the volume of electronic follow-up calls for new policies reaching 92%. The application of intelligent models promoted the automated approval rates of underwriting and policy administration to be 92.7% and 99%, respectively.

Insurance policy services became more friendly. To meet customers’ needs, the Company provided “convenient and caring” services of premium quality in claims settlement with integrated internal and external resources. A network of over 20,000 medical institutions was established, providing direct claims payment services for customers of more than five million person-times in 2020. With the promotion of “Claims Settlement for Critical Illness within One Day”, the time required for making a claims payment was further shortened, and customers with critical illness could be paid soon after their diagnosis was confirmed. The scope of services and service efficiency were comprehensively improved as more service contact points were available for customers and self-service channels were enriched in terms of policy administration.

Deployment of ecological services was accelerated. The Company completed a framework for customer experience management, designed a route panorama for future customer services and established a customer experience improvement mechanism driven by customers’ needs to constantly optimize its business process. In 2020, the Company upgraded the online + offline scenario-based ecological service model, and the number of participants in the customer festival and the online visits of the “Little Painters of China Life” event increased by 20% and 300% year on year, respectively. 430 million recommendations of personalized service scenarios to customers were made, effectively extending the customer experience chain.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Constantly implementing the strategy of “Inclusive Healthcare” and “Integrated Aged-care”. The Company actively participated in the “Healthy China” program. By consolidating the resources of healthcare and medical services, the Company established a healthcare ecosystem covering full life cycles to constantly improve its health service capabilities, and promoted the construction of the online and offline platforms by enhancing cooperation with technology companies to explore the possible feasibility that insurance businesses were propelled by health services. As at the end of the Reporting Period, more than a hundred types of services were available on China Life Inclusive Healthcare Service Platform, and the accumulated number of its registered users led the industry. During the pandemic, the Company quickly established the “Healthcare Service Zone” especially for the prevention and control of the pandemic. In 2020, the Company created an innovative model for the cooperation between medical and insurance entities and promoted application of the integrated claims settlement model of “basic medical insurance + supplementary major medical expenses insurance + commercial insurance”. The Company continued to extend the deployment of China Life aged care, and invested in the construction of several large retirement communities in Suzhou, Hainan, Chengdu and other cities. The Company set up the China Life Integrated Aged Care Fund, steadily made investments by focusing on real assets such as continuing care retirement communities, medical care complexes in urban core areas and boutique aged care apartments, and deployed high-quality resources in the aged care industry such as rehabilitation, medical and care, hospital, health care big data and health industrial parks, so as to further meet the needs of customers in the strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt and Guangdong-Hong Kong-Macao.

PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

For the performance of the corporate social responsibility by the Company during the Reporting Period, please refer to the full text of the “2020 Environmental, Social and Governance (ESG) & Social Responsibility Report” (“ESG Report 2020”) separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk). The specific information on environment is set out in Part 6 of the “ESG Report 2020”.

FUTURE PROSPECT

Industry Landscape and Development Trends

China is still in an important period of strategic opportunity for development at present and for the foreseeable future, and the foundation for long-term economic growth remains solid. With the full kick-off of the “14th Five-Year Plan”, a new development pattern of “dual circulation” is to be fostered, propelling sustained and healthy growth of China’s economy, which will provide a favourable external environment for the high-quality development of the insurance industry. Recently, insurance regulatory authorities issued a number of policies to strengthen long-term strong oversight of the industry, and put great efforts to address market disorders so as to maintain economic and financial security, laying a solid foundation for the healthy development of the industry. China has initiated the “Healthy China” program to actively cope with the aging population, and healthcare and aged-care sectors will become the important growth drivers for life insurance industry in the next stage of development. The insurance-technology integration will be further accelerated, and with cloud computing, big data, AI and other technologies further empowering the insurance value chain in aspects such as sales and services, operation and management and risk prevention and control, digital transformation of the industry will be further sped up. As the insurance market fully opening up, there will be more insurance providers in the industry, which will further enhance the market sophistication. Given the multiple positive factors, there is still great development potential and broad development space for China’s life insurance industry.

Development Strategies and Business Plans of the Company

2021 is the critical year for the Company’s high-quality development. The Company will push forward “China Life Revitalization” initiative in all aspects, taking development as the top priority, adhering to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, upholding the operational guideline of “prioritizing business value, strengthening the sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”, in order to achieve steady business development, improve development quality, deepen reform and innovation, and constantly enhance risk prevention and control. These efforts will greatly power the Company’s high-quality development during the “14th Five-Year Plan” period.

China Life Insurance Company Limited    Annual Report 2020

Management Discussion and Analysis

Potential Risks

The international economic and financial situation remains complicated and challenging, there are many uncertainties in the impact of the pandemic at home and abroad and the external environment, and the foundation for the recovery of the domestic economy is not yet very solid, which together bring challenges for the stable development of the insurance business. Insurance funds investment is facing challenges such as downward trend of the benchmark interest rate in the domestic market, an increase of defaults in the bond market and shortages of assets with long duration, which result in more pressure on asset allocation. The Company will take a variety of measures to actively deal with risks and challenges. On the one hand, it will closely follow market conditions and customer demands, put more efforts to product innovation, optimize product structure, improve service quality, and actively expand the insurance supply with enhanced quality; on the other hand, the Company will reinforce its research and judgement on the macro-economic situations, enhance asset-liability management and flexibly adjust asset allocation for the purpose of achieving stable investment income. Moreover, the Company will adhere to the market-oriented and customer-centered principle, push forward reform and transformation and fully enhance the quality of business operation and management. In the future, the Company will continuously focus on and enhance the analysis of complex risk factors including the COVID-19 pandemic, and strive to promote its high-quality development.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2021. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

EMBEDDED VALUE

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/ liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 16% grading to 20% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2020, the value of one year’s sales for the 12 months ended 31 December 2020, and the corresponding results as at 31 December 2019 are shown below:

Components of Embedded Value and Value of One Year’s Sales

RMB million

ITEM		31 December 2020	31 December 2019

A	Adjusted Net Worth	568,587	482,793
B	Value of In-Force Business before Cost of Required Capital	565,797	509,515
C	Cost of Required Capital	(62,244)	(50,220)
D	Value of In-Force Business after Cost of Required Capital (B + C)	503,553	459,295
E	Embedded Value (A + D)	1,072,140	942,087
F	Value of One Year’s Sales before Cost of Required Capital	64,354	63,745
G	Cost of Required Capital	(5,981)	(5,047)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	58,373	58,698
	Including: Value of One Year’s Sales of Individual Agent Business Sector	57,669	56,972

Note 1:	Numbers may not be additive due to rounding.
Note 2:	The results of individual agent business sector for the year 2019 have been restated to allow for new sector definitions on a pro forma basis.

The new business margin of one year’s sales of individual agent business sector for the 12 months ended 31 December 2020 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector

	31 December 2020	31 December 2019
By First Year Premium	47.9%	49.4%
By Annual Premium Equivalent	48.1%	49.4%

Note 1:	First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.
Note 2:	The results of individual agent business sector for the year 2019 have been restated to allow for new sector definitions on a pro forma basis.

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2020

ITEM		RMB million

A	Embedded Value at the Start of Year	942,087
B	Expected Return on Embedded Value	75,991
C	Value of New Business in the Period	58,373
D	Operating Experience Variance	567
E	Investment Experience Variance	24,024
F	Methodology, Model and Assumption Changes	950
G	Market Value and Other Adjustments	(1,293)
H	Exchange Gains or Losses	(518)
I	Shareholder Dividend Distribution and Capital Changes	(28,626)
J	Others	585
K	Embedded Value as at 31 December 2020 (sum A through J)	1,072,140

Notes:	Items B through J are explained below:

	B	Reflects expected impact of covered business, and the expected return on investments supporting the 2020 opening net worth.
	C	Value of one year’s sales for the 12 months ended 31 December 2020.
	D	Reflects the difference between actual operating experience in 2020 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
	E	Compares actual with expected investment returns during 2020.
	F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
	G	Change in the market value adjustment from the beginning of year 2020 to 31 December 2020 and other adjustments.
	H	Reflects the gains or losses due to changes in exchange rate.
	I	Reflects dividends distributed to shareholders during 2020 and redemption of other equity instruments.
	J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One year’s Sales after Cost of Required Capital
Base case scenario		503,553	58,373
1.	Risk discount rate +50bps	480,522	55,630
2.	Risk discount rate -50bps	528,297	61,344
3.	Investment return +50bps	598,225	68,247
4.	Investment return -50bps	409,278	48,499
5.	10% increase in expenses	497,088	54,817
6.	10% decrease in expenses	510,018	61,930
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	499,989	57,440
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	507,089	59,310
9.	10% increase in lapse rates	502,802	57,061
10.	10% decrease in lapse rates	504,252	59,735
11.	10% increase in morbidity rates	496,380	56,121
12.	10% decrease in morbidity rates	510,867	60,631
13.	Using 2019 EV appraisal assumptions	501,482	59,106
14.	Allowing for diversification in calculation of VIF	545,333	—

China Life Insurance Company Limited    Annual Report 2020

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To the Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2020 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of Work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2020, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2020; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Lingde Hong                 Stanley Lu

25 March 2021

China Life Insurance Company Limited    Annual Report 2020

Significant Events

SIGNIFICANT EVENTS

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC3, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, the framework agreement between the Company and Chongqing International Trust Inc. (“Chongqing Trust”), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLI, CLEC and China Life Capital. Therefore, each of CLIC, CLP&C, CLI, CLEC and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM is a subsidiary of AMC, and is therefore also a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

[3]

The 2021 policy management agreement renewed by the Company and CLIC was exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, CLIC, CLP&C and CLI, respectively, and the asset management agreement for alternative investments between the Company and CLI. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, and the framework agreement between the Company and CLWM, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acted as a service provider under the agreement and did not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ended 31 December 2020 was RMB708 million. The Company and CLIC entered into the 2021 policy management agreement on 31 December 2020, with a term from 1 January 2021 to 31 December 2021. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies. The annual cap in respect of the service fee to be paid by CLIC to the Company for the year ending 31 December 2021 is RMB599 million.

For the year ended 31 December 2020, the service fee paid by CLIC to the Company amounted to RMB563.70 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2019-2021 asset management agreement on 28 December 2018, with a term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for A MC, the Company and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2022 are RMB3,000 million, RMB4,000 million and RMB5,000 million, respectively.

For the year ended 31 December 2020, the Company paid AMC a service fee of RMB2,089.15 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2019-2021 asset management agreement on 29 December 2018, with an entrustment term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for AMC, CLIC and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing

China Life Insurance Company Limited    Annual Report 2020

Significant Events

and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ending 31 December 2022 is RMB500 million.

For the year ended 31 December 2020, CLIC paid AMC a service fee of RMB125.36 million.

Asset Management Agreement for Alternative Investments between the Company and CLI

As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Such agreement took effect from 1 January 2019, with a term of two years until 31 December 2020. Unless a party served the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement would be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and quasi-securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee in respect of the investment and management services provided by CLI to the Company. For details as to the method of calculation of the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI would also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance, and such related financial products would be limited to infrastructure investment schemes and project asset-backed schemes.

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

Amount of Assets Newly

Entrusted for Investment

and Management during the

Period (including the Amount for

Subscription of the Related

Financial Products)

(RMB million or its equivalent in
foreign currency)

		Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ended 31 December 2019	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,391
For the year ended 31 December 2020	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,982
For the year ending 31 December 2021	200,000 (including the amount for the subscription of the related financial products: 100,000)	2,266

China Life Insurance Company Limited    Annual Report 2020

Significant Events

For the year ended 31 December 2020, the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee paid by the Company to CLI amounted to RMB650.74 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB58,385.07 million. For the year ended 31 December 2020, the amount for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance was RMB7,550.00 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2020-2022 framework agreement on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the three years ending 31 December 2022 , the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB200 million.

For the year ended 31 December 2020, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB0 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB93.16 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2020 were RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively. The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non- renewal within 30 days before the expiration of the 2021 insurance sales framework agreement, the agreement will be automatically extended for one year to 7 March 2024. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

For the year ended 31 December 2020, CLP&C paid the Company an agency service fee of RMB2,211.17 million.

Framework Agreements with AMP

Framework Agreement between the Company and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, the Company and AMP entered into the 2020-2022 framework agreement on 31 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

For the year ended 31 December 2020, the subscription price and corresponding subscription fee for the subscription of fund products were RMB2,939.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB3,430.25 million, the sales commission fee and client maintenance fee paid by AMP were RMB2.50 million, the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients was RMB37.51 million, and the fees for other daily transactions were RMB9.28 million.

Framework Agreement between CLIC and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLIC and AMP entered into the 2020-2022 framework agreement on 6 September 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) payable by CLIC for the private asset management is RMB100 million.

For the year ended 31 December 2020, the subscription price and corresponding subscription fee for the subscription of fund products were RMB700.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB1,470.58 million, and the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB23.79 million.

Framework Agreement between CLP&C and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLP&C and AMP entered into the 2020-2022 framework agreement on 3 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the management fee (including the performance-based fee) payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2020, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB7.03 million, and the fees for other daily transactions were RMB0.10 million.

Framework Agreement between CLI and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLI and AMP entered into the 2020- 2022 framework agreement on 17 February 2020, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the management fee (including the performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients is RMB150 million; the annual cap of the management fee (including the performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients is RMB150 million; the annual cap of the advisory fee payable by CLI and its subsidiaries for the advisory services is RMB150 million; the annual cap of the advisory fee payable by AMP and its subsidiaries for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB150 million.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

For the year ended 31 December 2020, the subscription price and corresponding subscription fee for the subscription of fund products were RMB1,057.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB549.65 million, the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB0 million, the management fee (including the performance-based fee) paid by the subsidiaries of AMP for the asset management for specific clients was RMB0 million; the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB0 million; the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB3.32 million.

Framework Agreements with CLWM

Framework Agreement between the Company and CLWM

The Company and CLWM entered into the 2018-2020 framework agreement on 28 December 2017, pursuant to which the Company would continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services was RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, was RMB100 million; and the annual cap of the fees for other daily transactions was RMB100 million.

For the year ended 31 December 2020, the management fee paid by the Company for the asset management services was RMB3.60 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB7.19 million.

Framework Agreement between CLIC and CLWM

CLIC and CLWM entered into the 2018-2020 framework agreement on 27 December 2017, pursuant to which CLIC would continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services were RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services were RMB50 million, RMB80 million and RMB120 million, respectively.

For the year ended 31 December 2020, the management fee paid by CLIC for the asset management services was RMB1.35 million, and the advisory fee paid by CLIC for the advisory services was RMB1.63 million.

Framework Agreement between CLP&C and CLWM

CLP&C and CLWM entered into the 2018-2020 framework agreement on 29 December 2017, pursuant to which CLP&C would continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services were RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services were RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions were RMB150 million, RMB400 million and RMB700 million, respectively.

For the year ended 31 December 2020, the management fee paid by CLP&C for the asset management services was RMB2.36 million, the advisory fee paid by CLP&C for the advisory services was RMB2.74 million, and the fees for other daily transactions were RMB0.01 million.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

Framework Agreement between CLI and CLWM

CLI and CLWM entered into the 2018-2020 framework agreement on 20 December 2017, pursuant to which CLI would continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual caps of the management fee for the asset management services were RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the advisory services were RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions were RMB20 million, RMB80 million and RMB160 million, respectively.

For the year ended 31 December 2020, there was no relevant transaction between CLI and CLWM.

Framework Agreement between Pension Company and CLWM

Pension Company and CLWM entered into the 2018-2020 framework agreement on 26 March 2018, pursuant to which Pension Company would conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services were RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services were RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions were RMB90 million, RMB180 million and RMB270 million, respectively.

For the year ended 31 December 2020, the management fee paid by Pension Company for the asset management services was RMB0 million, the advisory fee paid by Pension Company for the advisory services was RMB0.01 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the 2018-2020 framework agreement on 29 December 2017, pursuant to which CLEC would conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement should be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services were RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services were RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions were RMB200 million; RMB300 million and RMB400 million, respectively.

For the year ended 31 December 2020, there was no relevant transaction between CLEC and CLWM.

Framework Agreement between the Company and Chongqing Trust

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust will continue to conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products is RMB30,000 million; the annual cap of the trustee’s remuneration is RMB500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2020, the total amount of subscription and redemption of the trust products was RMB2,999.98 million, the trustee’s remuneration was RMB0.06 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

1.	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

2.

for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

3.

nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

4.	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

1.	the transactions were entered into in the ordinary and usual course of business of the Company;

2.	the transactions were conducted on normal commercial terms;

3.

the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

4.	the amounts of the above transactions have not exceeded the relevant annual caps.

Other Major Connected Transaction

Formation of Hebei Xiongan Baiyangdian Ecological and Environmental Protection Fund (Limited Partnership)

As approved at the sixteenth meeting of the sixth session of the Board of Directors of the Company, the Company, Hebei Xiongan Industrial Investment Guidance Fund (Limited Partnership), China Communications Construction Company Ltd., Power Construction Corporation of China, Ltd. and Qihui Huaxing Investment (Beijing) Company Ltd. (each as a limited partner) entered into a partnership agreement with China Xiongan Group Fund Management Co., Ltd. and China Life Industrial Investment Management Co., Ltd. (“CLIIM”) (each as a general partner) on 31 December 2020 for the formation of Hebei Xiongan Baiyangdian Ecological and Environmental Protection Fund (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB6,502 million, of which RMB2,000 million shall be contributed by the Company. China Life Capital serves as the manager of the partnership. The partnership has a term of fifteen years. It will invest in ecological and environmental protection projects in Baiyangdian watershed, covering water, solid waste treatment and other industries.

Formation of Beijing China Life Aged-care Industry Investment Fund (Limited Partnership)

As approved by the First Extraordinary General Meeting 2020 of the Company, the Company (as the limited partner) entered into a partnership agreement with China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd. (“China Life Qiyuan”) (as the general partner) on 27 November 2020 for the formation of Beijing China Life Aged-care Industry Investment Fund (Limited Partnership). The total initial capital amount of the partnership shall be RMB10,000 million, of which RMB9,990 million shall be contributed by the Company. China Life Equity Investment Co., Ltd. (“CLEI”) serves as the manager of the partnership. The partnership has a term of ten years. It will focus on the investment in the aged-care industry, including industrial assets such as continuing care retirement communities, boutique apartments for the aged in urban core areas and community home care services, as well as the upstream and downstream businesses along the aged-care industry chain which are in line with the development direction of the industry and permitted by regulatory authorities.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

Formation of Zhongguancun Science City Technological Innovation and Space Resources Investment Fund (Limited Partnership)

As approved at the twenty-eighth meeting of the sixth session of the Board of Directors of the Company, the Company and Beijing Haidian State-owned Assets Operation and Management Center (each as a limited partner) entered into a partnership agreement with China Life Properties Investment Management Company Limited (“China Life Properties”) and Beijing Zhongguancun Venture Street Technology Services Co., Ltd. (each as a general partner) on 31 December 2020 for the formation of Zhongguancun Science City Technological Innovation and Space Resources Investment Fund (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB5,002 million, of which RMB4,750 million shall be contributed by the Company. China Life Capital serves as the manager of the partnership. The partnership has a term of eight years. It will primarily focus on education and scientific research, and commercial and office properties in Haidian District, Beijing with clear and complete titles and property rights that meet the requirements of investment for insurance funds.

Formation of Guangzhou Xincheng Industry Investment Fund Partnership (Limited Partnership)

As approved at the twenty-eighth meeting of the sixth session of the Board of Directors of the Company, the Company, CLP&C and Guangzhou Xinyue Industry Investment Partnership (Limited Partnership) (each as a limited partner) entered into a partnership agreement with Guangzhou Jinhui Industry Investment Company Limited (“Guangzhou Jinhui”) (as the general partner) on 9 November 2020 for the formation of Guangzhou Xincheng Industry Investment Fund Partnership (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB2,000 million, of which RMB1,500 million shall be contributed by the Company. China Life Jinshi Asset Management Company Limited (“China Life Jinshi”) serves as the manager of the partnership. The partnership has a term of six years. It will primarily invest in financial assets and related assets in the inclusive financing sector.

Formation of China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)

As approved at the twenty-ninth meeting of the sixth session of the Board of Directors of the Company, the Company (as the limited partner) entered into a partnership agreement with China Life Properties (as the general partner) on 20 November 2020 for the formation of China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB9,001 million, of which RMB9,000 million shall be contributed by the Company. China Life Capital serves as the manager of the partnership. The partnership has a term of six years. It will focus on equity investment in real estate projects located in first-tier and strong performing second-tier cities of the PRC, as well as investment in ancillary facilities in compliance with the requirements of laws, regulations and regulatory policies.

Each of CLIIM, China Life Capital, China Life Qiyuan, CLEI, China Life Properties, CLP&C, Guangzhou Jinhui and China Life Jinshi is a subsidiary of CLIC, and therefore a connected person of the Company. The transactions concerning the formation of partnership as described above constituted connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules. The connected transaction in relation to the formation of Beijing China Life Aged-care Industry Investment Fund (Limited Partnership) as described above was subject to consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

The Company has complied with the disclosure requirement under Chapter 14A of the Listing Rules in respect of the connected transactions concerning the formation of partnership as described above.

Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10 % or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has mainly adopted the mode of entrusted investment for management of its investment assets, and has established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, CLI and its subsidiaries and Pension Company. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

China Life Insurance Company Limited    Annual Report 2020

Significant Events

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

TARGETED POVERTY ALLEVIATION

For the performance by the Company of its social responsibility for poverty alleviation during the Reporting Period, please refer to the special section of the full text of the “ESG Report 2020” separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

OTHERS

In order to consistently carry out the relevant arrangements under the “Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State- owned Capital to Supplement Social Security Fund” (Guo Fa [2017] No. 49), the CBIRC has approved the one-off transfer by the Ministy of Finance of 10% of its equity interest in CLIC to the National Council for Social Security Fund (the “SSF”) (the “Gratuitous Transfer”) in accordance with the “Reply for the Approval of Change of Shareholder of China Life Insurance (Group) Company” (CBIRC’s Reply [2020] No. 63). Following completion of the Gratuitous Transfer, the Ministry of Finance and the SSF hold 90% and 10% equity interest in CLIC, respectively. CLIC is the controlling shareholder of the Company, and the Ministry of Finance is the effective controller of the Company. The Gratuitous Transfer would not result in any change of the controlling shareholder or effective controller of the Company. For further details, please refer to the announcements published by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) on 15 February 2020 and 14 February 2020, respectively.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

CORPORATE GOVERNANCE

REPORT OF THE BOARD OF DIRECTORS

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

EXECUTIVE DIRECTORS	Wang Bin (Chairman) Su Hengxuan Li Mingguang Zhao Peng	(appointed on 20 February 2020 and resigned on 23 April 2020 due to the adjustment of work arrangements)

NON-EXECUTIVE DIRECTORS	Yuan Changqing Liu Huimin Yin Zhaojun	(resigned on 7 February 2021 due to the adjustment of work arrangements) (resigned on 15 January 2021 due to the adjustment of work arrangements)
Wang Junhui

INDEPENDENT DIRECTORS	Chang Tso Tung StephenNote Robinson Drake Pike Tang Xin Leung Oi-Sie Elsie

Note:

The Board of the Company received a letter of resignation from Mr. Chang Tso Tung Stephen, an Independent Director of the Company, on 19 October 2020. As Mr. Chang had consecutively served as an Independent Director for six years, he tendered his resignation for such position to the Board of the Company pursuant to the relevant regulations. Mr. Lam Chi Kuen has been elected as an Independent Director of the sixth session of the Board of the Company at the 2019 Annual General Meeting of the Company held on 29 June 2020 as the successor of Mr. Chang Tso Tung Stephen. The qualification of Mr. Lam Chi Kuen as a Director is subject to the approval of the CBIRC. Since the resignation of Mr. Chang Tso Tung Stephen will result in the number of Independent Directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association of the Company, Mr. Chang Tso Tung Stephen will continue to perform his duties as an Independent Director until the qualification of Mr. Lam Chi Kuen is approved by the CBIRC.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in AMC. The Company also has controlling shareholding in Pension Company.

BUSINESS REVIEW

Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the sections headed “Management Discussion and Analysis” and “Internal Control and Risk Management” in this annual report. These discussions form part of the “Report of the Board of Directors”.

Environmental policies and performance of the Company

The Company vigorously developed green finance by consistently improving its green investment management system. With adherence to green operation, the Company integrated the “low carbon” environmental protection concept into the whole process of its daily office work and insurance operations and services for the purpose of facilitating the accomplishment of “carbon neutral” objective of China.

The Company proactively explored the ways of incorporating environmental, social and governance (“ESG”) elements into its investment business. It proposed in the “Guidelines for the Authorization by China Life Insurance Company Limited to China Life Asset Management Company Limited for Investment Management (2020)” to take an active role in exploring and putting ESG investment concept into practice, and adopted it as a basic principle of the guidelines for investment management. In its investment in “AMC – ESG Select No. 1 Insurance Asset Management Product”, the Company attached great importance to its sustainable development and performance of duties in ESG during the entire process of portfolio management. In 2020, the Company kicked off several green investment projects. In particular, State Power Investment Corporation Limited and CLIC entered into a strategic partnership cooperation agreement for the joint investment in establishing a clean energy fund. The fund has a total size of RMB8 billion, and will be used for the construction of large-scale clean energy projects at the national level, in which the Company has invested.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Company, as a financial service institution, is always committed to green operation and carries out its major business activities in a manner that does not pose any material adverse effect on eco-environment and natural resources. The Company keeps on reducing the consumption of resources during its operation and pushes forward the environmental-friendly mode of production. In 2020, the Company quickly expanded its digitalized field offices, with “Cloud Desktop” supporting online office operation to a maximum of 135,000 person-times daily and “Cloud Video” hosting over 2,200 live streaming sessions daily during the pandemic. The Company pushed ahead online services in full swing by encouraging customers to opt for electronic invoices, reducing the number of paper invoices in an effective manner. Paperless insurance application rate of long-term individual insurance reached 99.9%, which resulted in saving approximately 365.6 tons of paper, and the promotion of paperless application rate of group insurance reached 97.9%. More than 100 million cases were processed through online paperless insurance policy services, which helped save approximately 800 tons of paper. In addition, the Company proactively put into practice green procurement, and clearly specified its requirements for the management of ESG supply chains in its “Measures for the ESG and Social Responsibility Management of China Life Insurance Company Limited (for trial implementation)”, and achieved the green management of supply chains, thus giving support to China in its pursue of green development and ecological civilization.

Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of “being trustworthy, assuming risks, emphasizing on services and being legal compliant” and promoted the compliance culture and concepts of “being compliant on a voluntary basis, and creating value from compliance”, thereby creating the compliance environment of “starting from the top level and having responsibility for all to be compliant”. The Company strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law, the Securities Law, the “Regulations for the Administration of Insurance Companies”, the “Provisions of the China Banking and Insurance Regulatory Commission on Administrative Licensing Procedures”, the “Measures of the China Banking and Insurance Regulatory Commission on Administrative Punishment”, the “Provisions on the Supervision and Administration of Insurance Agents”, the “Measures for Oversight of Online Insurance Business”, and the “Measures for the Administration of the Handling of Banking and Insurance Consumer Complaints”, consistently made improvement to its systems and mechanism, and implemented the spirit and requirements of major regulatory documents on product development and design, sales management, investment supervision and corporate governance, etc., as released by the CBIRC in a stringent manner for the purpose of further carrying out compliance management responsibilities at all levels and in various lines. The Company consistently improved the compliance management framework of “three lines of defense” to ensure that the three lines of defense performed their own functions and collaborated with each other, which formed a joint force in compliance management. The Company also consolidated its foundation in all aspects for its steady and healthy development and firmly defended the bottom line of the systematic risk, which guaranteed the healthy and high-quality development of the Company on an ongoing basis.

Relationship between the Company and its customers

Adhering to the customer-oriented approach firmly, the Company is committed to offering high-quality services to its customers, and has provided insurance services and value-added services for more than 500 million customers.

The Company reinforced the protection of consumers’ legitimate rights and interests, fostered sound corporate governance, clearly defined the duties and responsibilities of various parties, promoted the establishment of systems and mechanisms, constantly promoted the rights and interests of insurance consumers and made notice on risk alerts.

Please also refer to the “Technology Empowerment and Operations and Services” in the section headed “Management Discussion and Analysis” in this annual report and Part 4 of the “ESG Report 2020” separately disclosed by the Company.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Relationship between the Company and its employees

The Company created a harmonious labour relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following mechanisms: an employee team management mechanism with the characteristics of focus on basic level, combination of training and utilization of employees, hierarchical responsibility and unified regulation; a performance management mechanism that is strategy-based and result-oriented, adopts hierarchical classification, and focuses on application; and a remuneration distribution mechanism that is based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level, and is compatible with the high-quality development requirements of the Company. The Company also emphasized on the growth and cultivation of employees by stepping up its effort on the development of training system for employees, pursued innovation for development to apply education and training in the entire process of growth of cadre employees, and continued to focus on empowerment. The Company attached importance to humanistic concern by constantly improving the mechanism for communication with employees, safeguarding the legitimate rights and interest of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

The Company actively promoted the construction of a corporate democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and the Company. The Company and its provincial branches have fully established the system of employee representative meetings, safeguarded the right to know, right to propose, right to decide and right to vote at such meetings according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the function of supervising the implementation of proposals in a serious manner and constantly improving democratic management. In 2020, the Company held three extraordinary employee representative meetings, during which the “Provisions of China Life Insurance Company Limited on Handling Employees with Violations (2020 Revision)”, the “Notice on Relevant Issues Concerning the Implementation of the ‘Provisions on Handling Employees with Violations (2020 Revision)’”, the “Measures for the Administration of Employees of Branches of China Life Insurance Company Limited”, and the “Measures for the Administration of Performance of Employees of Branch (Sub-Branch) Offices of China Life Insurance Company Limited” were considered and approved.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.

FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

In accordance with Article 217 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.

The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.

The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

In accordance with Article 218 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.

Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

2.

Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

3.

Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CBIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

In accordance with Article 219 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from investors, and give timely reply to concerns of small- and medium-sized investors.

Profit distribution plan and public reserves capitalization plan

Profit distribution plan or public reserves capitalization plan for the year of 2020

In accordance with the profit distribution plan for the year 2020 approved by the Board on 25 March 2021, with the appropriation to its discretionary surplus reserve fund of RMB5,009 million (10% of the net profit for 2020), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB18,089 million to all shareholders of the Company at RMB0.64 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2020 Annual General Meeting to be held on 30 June 2021 (Wednesday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The dividend distribution of the Company for the recent 3 years is as follows:

						RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2020	—	6.4	—	18,089	50,268	36%
2019	—	7.3	—	20,633	58,287	35%
2018	—	1.6	—	4,522	11,395	40%

CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

RESERVES

Details of the reserves of the Company are set out in Note 38 in the Notes to the Consolidated Financial Statements in this annual report.

CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB337.31 million.

PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 10 July 2020 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 29 June 2020 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in 2020. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Report of Corporate Governance” in this annual report.

DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contracts with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed compliance with the Model Code and the Company’s own code of conduct in the year 2020.

PERMITTED INDEMNITY PROVISION

The Company made appropriate insurance arrangement with respect to legal actions that might be faced by its Directors in connection with corporate activities, and such insurance arrangement was in force during the Reporting Period and up to the date of this report.

PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

1.	during the Reporting Period, the Company did not provide any external guarantee;

2.

the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

3.	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2020.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

MAJOR CUSTOMERS

In 2020, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (25 March 2021), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

AUDITORS

A resolution was passed at the 2019 Annual General Meeting to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2020, and Ernst & Young as the Hong Kong auditor of the Company for the year 2020, who will hold office until the conclusion of the 2020 Annual General Meeting. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for eight consecutive years.

Remuneration paid by the Company to the auditors is subject to the approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2020 was as follows:

Service/Nature	RMB million Fees

Audit, review and agreed-up procedures fee	62.64
Including: Internal control audit fee	11.36
Non-audit services fee (tax services and consultation services)	3.49

Total	66.13

The Company is actively carrying out the selection process for appointment of auditors for 2021. For details of any further information, investors are advised to pay attention to the announcements to be published by the Company in jurisdictions where its shares are listed.

By Order of the Board Wang Bin Chairman

Beijing, China 25 March 2021

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

REPORT OF THE BOARD OF SUPERVISORS

Pursuant to the Company Law and the Articles of Association, the Company has established a Board of Supervisors. The Board of Supervisors performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

The Board of Supervisors consists of Non-employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Board of Supervisors. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Board of Supervisors is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Meetings of the Board of Supervisors are convened by the Chairman of the Board of Supervisors. According to the Articles of Association, the Company formulated the “Procedural Rules for the Board of Supervisors Meetings” and established protocols for the Board of Supervisors meetings. Board of Supervisors meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

Currently, the sixth session of the Board of Supervisors of the Company comprises Mr. Jia Yuzeng, Mr. Han Bing, Mr. Cao Qingyang and Ms. Wang Xiaoqing, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Mr. Jia Yuzeng and Mr. Han Bing are Non-employee Representative Supervisors, whereas Mr. Cao Qingyang and Ms. Wang Xiaoqing are Employee Representative Supervisors. In January 2020, Mr. Song Ping resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements. In July 2020, Mr. Luo Zhaohui resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements.

MEETINGS AND ATTENDANCE

During the Reporting Period, five meetings were held by the Board of Supervisors of the Company. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Jia Yuzeng	5/5	0/5
Han Bing	5/5	0/5
Cao Qingyang	5/5	0/5
Wang Xiaoqing	5/5	0/5

Attendance records of the resigned Supervisors at the meetings of the Board of Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Song Ping	0/0	—
Luo Zhaohui	2/2	0/2

Note:	The number of meetings attended in person includes meetings attended by the Supervisors on-site and by way of telephone or video conference.

ACTIVITIES OF THE BOARD OF SUPERVISORS

Attending meetings of the Board of Supervisors and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings” of the Company, and in accordance with the work arrangement of the Board of Supervisors, the Board of Supervisors convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management, etc. In 2020, the sixth session of the Board of Supervisors held five meetings in total, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2020, the Board of Supervisors attended the First Extraordinary General Meeting 2020 and the 2019 Annual General Meeting of the Company, and participated in the regular meetings of the Board. All members of the Board of Supervisors participated in the regular meetings of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee, respectively, in accordance with the work allocation among Supervisors determined by the Board of Supervisors. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

Supervising the performance of duties by the Board and senior management in reputation risk management. Members of the Board of Supervisors received an annual reputation risk management report prepared by the senior management through participation in the meetings of the Board and the Risk Management and Consumer Rights Protection Committee, so as to supervise the performance of duties by the Board in reputation risk management.

Supervising and evaluating the performance of duties by Directors. The Company commenced an evaluation of the performance of duties by Directors in accordance with the requirements such as the “Measures for the Administration of Independent Directors of Insurance Institutions” issued by the CBIRC and the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China and after taking into account the “Provisional Measures for Evaluating the Performance of Duties by Directors” of the Company. Based on the performance of duties by Directors in 2020 and by reference to the information obtained during their participation of meetings of the Board and various special committees, the members of the Board of Supervisors evaluated and scored the Directors of the Company and formed evaluation opinions on them, which therefore improved the mechanism for the supervision and evaluation of duty performance of Directors.

Actively conducting research and investigation activities, examining and understanding the business operations of local branches. In consideration of the Covid-19 pandemic prevention and control, the members of the Board of Supervisors conducted investigation and research through a combination of online and offline methods. Through the investigation and research activities, the Board of Supervisors comprehended the corporate business development of local branches in great depth, examined the effectiveness of the implementation by local branches of decisions made by the Board and the management as well as the establishment of the risk prevention and control mechanism, discussed matters in relation to the optimization of the risk prevention and control mechanism, the implementation of the “Dingxin Project” and the promotion of the high-quality development of the Company’s businesses, and fully listened to the opinions and advices given by local branches.

Attending training courses and constantly enhancing performance of duties by the Supervisors. In 2020, all members of the Board of Supervisors attended the training programs on anti-money laundering. Mr. Jia Yuzheng, the Chairman of the Board of Supervisors, attended a series of online training courses for the chairmen of the board of supervisors of listed companies in 2020 organized by the China Association for Public Companies.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

INDEPENDENT OPINION OF THE BOARD OF SUPERVISORS ON CERTAIN MATTERS

During the Reporting Period, the Board of Supervisors of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings”. The Board of Supervisors had no objection in respect of the matters under its supervision during the Reporting Period.

The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Board of Supervisors is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

The authenticity of the financial report. The Company’s annual financial report truly reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued standard and unqualified auditors’ reports in respect of the financial statements for the year 2020 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets by the Company were fair and reasonable. The Board of Supervisors is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Board of Supervisors is not aware of any acts harming the interests of the Company.

Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Board of Supervisors of the Company reviewed the self-evaluation report on the Company’s internal control system and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control system.

By Order of the Board of Supervisors Jia Yuzeng Chairman of the Board of Supervisors

Beijing, China 25 March 2021

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 167,218 No. of H Share shareholders: 26,202	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of the annual report	No. of A Share shareholders: 176,351 No. of H Share shareholders: 26,014

Particulars of top ten shareholders of the Company

						Unit: Shares
Name of shareholder	Nature of shareholder	Percentage of Shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of subject to shares selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited	Overseas legal person	25.92%	7,327,335,246	+3,644,543	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	—	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.17%	48,421,705	-6,228,459	—	—
Ping An Life Insurance Company of China, Ltd. - Proprietary Fund	Other	0.10%	27,456,051	+27,456,051	—	—
China Universal Asset Management Co., Ltd - Industrial and Commercial Bank of China Limited - China Universal - Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—	—
Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	12,397,276	-408,847	—	—
China International Television Corporation	State-owned legal person	0.04%	10,000,000	—	—	—
China National Nuclear Corporation	State-owned legal person	0.03%	8,950,800	-3,449,200	—	—

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited—SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Wang Bin

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the former China Insurance Regulatory Commission in 2003, China Life Insurance Company was restructured as CLIC)

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by banking and insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2020, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited, representing 23.72% of its total shares.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship4 between the Company and its effective controller is set out below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2020, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled	H Shares	516,306,981	(L)	6.94%	1.83%
	corporation		403,000	(S)	0.01%	0.00%

The letter “L” denotes a long position. The letter “S” denotes a short position.

[4]

In order to consistently carry out the relevant arrangements under the “Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State-owned Capital to Supplement Social Security Fund” (Guo Fa [2017] No. 49), the CBIRC has approved the one-off transfer by the Ministy of Finance of 10% of its equity interest in CLIC to the SSF in accordance with the “Reply for the Approval of Change of Shareholder of China Life Insurance (Group) Company” (CBIRC’s Reply [2020] No. 63). Following the completion of the Gratuitous Transfer, the Ministry of Finance and the SSF hold 90% and 10% equity interest in CLIC, respectively.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

(Note):

BlackRock, Inc. was interested in a total of 516,306,981 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management (Schweiz) AG and BlackRock Mexico Operadora were interested in 4,595,645 H shares, 9,383,000 H shares, 125,661,588 H shares, 174,993,000 H shares, 873,000 H shares, 47,928,096 H shares, 1,109,000 H shares, 3,975,000 H shares, 23,100,787 H shares, 966,000 H shares, 2,164,000 H shares, 1,440,000 H shares, 51,806,211 H shares, 3,407,000 H shares, 32,814,923 H shares, 494,000 H shares, 20,600,488 H shares, 8,948,828 H shares, 1,530,000 H shares, 77,660 H shares and 438,755 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 516,306,981 H shares, 3,152,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 403,000 H shares (0.01%). These 403,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 31 December 2020, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

CURRENT DIRECTORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Wang Bin	Chairman of the Board, Executive Director	Male	November 1958	Since 3 December 2018	0	0	/	0	0	0	Yes
Su Hengxuan	Executive Director	Male	February 1963	Since 20 December 2018	0	0	/	0	0	0	Yes
Li Mingguang	Executive Director	Male	July 1969	Since 16 August 2019	0	0	/	125.30	22.60	147.90	No
Yuan Changqing	Non-executive Director	Male	September 1961	Since 11 February 2018	0	0	/	0	0	0	Yes
Wang Junhui	Non-executive Director	Male	July 1971	Since 16 August 2019	0	0	/	0	0	0	Yes
Chang Tso Tung Stephen	Independent Director	Male	November 1948	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	October 1951	Since 11 July 2015	0	0	/	32.00	0	32.00	No
Tang Xin	Independent Director	Male	September 1971	Since 7 March 2016	0	0	/	32.00	0	32.00	Yes
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	Since 20 July 2016	0	0	/	30.00	0	30.00	Yes

Total	/	/	/	/	0	0	/	251.30	22.60	273.90	/

Notes:

1.

According to the “Procedural Rules for the Board Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.

2.

The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

4.

The Board of the Company received a letter of resignation from Mr. Chang Tso Tung Stephen, an Independent Director of the Company, on 19 October 2020. As Mr. Chang Tso Tung Stephen had consecutively served as an Independent Director for six years, he tendered his resignation for such position to the Board of the Company pursuant to the relevant regulations. Mr. Lam Chi Kuen has been elected as an Independent Director of the sixth session of the Board of the Company at the 2019 Annual General Meeting of the Company held on 29 June 2020 as the successor of Mr. Chang Tso Tung Stephen. The qualification of Mr. Lam Chi Kuen as a Director is subject to the approval of the CBIRC. Since the resignation of Mr. Cha ng Tso Tung Stephen will result in the number of Independent Directors on the Board falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Chang Tso Tung Stephen will continue to perform his duties as an Independent Director until the qualificatio n of Mr. Lam Chi Kuen is approved by the CBIRC.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

CURRENT SUPERVISORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Jia Yuzeng	Chairman of the Board of Supervisors	Male	June 1962	Since 11 July 2018	0	0	/	143.20	22.55	165.75	No
Han Bing	Supervisor	Male	November 1971	Since 12 July 2019	0	0	/	50.55	33.70	84.25	No
Cao Qingyang	Employee Representative Supervisor	Male	May 1963	Since 12 July 2019	0	0	/	59.36	33.55	92.91	No
Wang Xiaoqing	Employee Representative Supervisor	Female	October 1965	Since 27 December 2019	0	0	/	51.84	32.25	84.09	No

Total	/	/	/	/	0	0	/	304.95	122.05	427.00	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.

The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Chairman of the Board of Supervisors and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Su Hengxuan	President	Male	February 1963	Since April 2019	0	0	/	0	0	0	Yes
Li Mingguang	Vice President Chief Actuary Board Secretary	Male	July 1969	Appointed as Vice President since November 2014, Chief Actuary since March 2012, Board Secretary since June 2017	0	0	/	125.30	22.60	147.90	No
Huang Xiumei	Vice President Person in Charge of Finance	Female	June 1967	Since May 2020	0	0	/	95.47	15.17	110.64	No
Ruan Qi	Vice President	Male	July 1966	Since April 2018	0	0	/	125.30	22.22	147.52	No
Zhan Zhong	Vice President	Male	April 1968	Since July 2019	0	0	/	143.20	22.53	165.73	No
Yang Hong	Vice President	Female	February 1967	Since July 2019	0	0	/	125.30	22.56	147.86	No
Zhao Guodong	Assistant to the President	Male	November 1967	Since October 2019	0	0	/	65.00	22.44	87.44	No
Xu Chongmiao	Compliance Officer	Male	October 1969	Since July 2018	0	0	/	52.75	34.24	86.99	No
Yang Chuanyong	Person in Charge of Audit	Male	March 1963	Since December 2020	0	0	/	4.84	3.10	7.94	No

Total	/	/	/	/	0	0	/	737.16	164.86	902.02	/

Notes:

1.

The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

2.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

3.

As considered by the twenty-fifth meeting of the sixth session of the Board of Directors of the Company and upon approval by the CBIRC Beijing Bureau, Ms. Huang Xiumei served as the Person in Charge of Finance of the Company since 20 May 2020. As considered by the eighteenth meeting of the sixth session of the Board of Directors of the Company and upon approval by the CBIRC Beijing Bureau, Mr.Yang Chuanyong served as the Person in Charge of Audit of the Company since 25 December 2020.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emo luments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company	Reason for changes
Zhao Peng	Executive Director Vice President	Male	April 1972	20 February 2020 – 23 April 2020 March 2018 – May 2020	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Yin Zhaojun	Non-executive Director	Male	July 1965	31 July 2017 – 15 January 2021	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Liu Huimin	Non-executive Director	Male	June 1965	31 July 2017 – 7 February 2021	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Luo Zhaohui	Supervisor	Male	March 1974	11 February 2018 – 22 July 2020	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Song Ping	Employee Representative Supervisor	Male	June 1964	15 March 2018 – 3 January 2020	0	0	/	4.21	2.87	7.08	No	Resigned due to the adjustment of work arrangements

Total	/	/	/	/	0	0	/	4.21	2.87	7.08	/	/

Notes:

1.

This table sets out the information of Directors, Supervisors and Senior Management who resigned or retired during the period from the beginning of the Reporting Period to the submission date of this annual report.

2.	The emoluments are calculated based on the terms of office of the resigned and retired Directors, Supervisors and Senior Management during the Reporting Period.
3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors, Supervisors and Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

DIRECTORS

Mr. Wang Bin, born in 1958, Chinese

Mr. Wang became the Chairman of the Board of Directors of the Company in December 2018. He is the Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company, the Chairman of the Board of Directors of China Life Asset Management Company Limited, and a Director and the Chairman of the Board of Directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions, with nearly 30 years of experience in financial management. He worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the President of Jiangxi Branch of Agricultural Development Bank of China, Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He served as the Vice President of the Bank of Communications from 2005 to 2012 and concurrently served as an Executive Director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the Chairman of the Board of Directors and the Secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China, and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, the Vice President of China Life Insurance (Group) Company since December 2017 and a Director of China Guangfa Bank Co., Ltd. since September 2020. He was the President of China Life Pension Company Limited from March 2015 to February 2018. Mr. Su served various positions in the Company from 2000 to 2015, including the Deputy General Manager of Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance business.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014, the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

Mr. Yuan Changqing, born in 1961, Chinese

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently served as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Wang Junhui, born in 1971, Chinese

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been the Chairman of China Life AMP Asset Management Company Limited since December 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, a member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange, the Chairman of the Independent Director Committee of China Association for Public Companies, and an Independent Director of each of Harvest Fund Management Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, a member of the Executive Council of Hong Kong, the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non- executive Director of PetroChina Company Limited since June 2017.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

SUPERVISORS

Mr. Jia Yuzeng, born in 1962, Chinese

Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. He has been an Executive Director of the Insurance Society of China since July 2020 and a Director of China Insurance Security Fund Co., Ltd. since December 2020. During the period from 2006 to March 2018, he served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operations) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Han Bing, born in 1971, Chinese

Mr. Han became a Supervisor of the Company in July 2019. He has been the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han graduated from Beijing College of Economics in 1994, majoring in labour economy with a bachelor’s degree in economics.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Cao Qingyang, born in 1963, Chinese

Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011. From 2008 to 2011, he successively served as the Deputy General Manager of Tianjin Branch and the Group Leader of the Statistics Working Group of the Company. From 2004 to 2008, he successively served as the General Manager of the Investor Relations Department, the Deputy Secretary-General of the Board Secretariat and concurrently the General Manager of the Investor Relations Department, and the Deputy Secretary-General of the Board Secretariat of the Company. Mr. Cao graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Ms. Wang Xiaoqing, born in 1965, Chinese

Ms. Wang became a Supervisor of the Company in December 2019. She has successively been the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. From May 2016 to April 2018, she served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2003 to 2010, she successively served as the Deputy Division Chief of the Training Division, the Deputy Division Chief of the Business Inspection Division, the Division Chief of the Agent Management Division, the Senior Manager of the Comprehensive Development Division of the Individual Insurance Sales Department of the Company, and the Deputy General Manager of No.5 Sales Office in Beijing Branch of the Company. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

SENIOR MANAGEMENT Mr. Su Hengxuan, please see the section “Directors” for his profile. Mr. Li Mingguang, please see the section “Directors” for his profile.

Ms. Huang Xiumei, born in 1967, Chinese

Ms. Huang became the Vice President and the Person in Charge of Finance of the Company in May 2020. Ms. Huang has been a Director of Sino-Ocean Group Holding Limited since March 2021, a Director of China Life Franklin Asset Management Company Limited since February 2021, and a Director of China Life Pension Company Limited since July 2018. From 2016 to 2020, she served as the Vice President, the Board Secretary and the Person in Charge of Finance of China Life Pension Company Limited. From 2014 to 2016, she served as the Financial Controller and the General Manager of the Financial Management Department of the Company. From 2005 to 2014, Ms. Huang held various positions at the Company’s Fujian Branch, including an Assistant to the General Manager, the Deputy General Manager, the Branch Head, the Deputy General Manager (responsible for daily operations) and the General Manager. From 1999 to 2005, she served as the Deputy Division Chief of the Planning and Finance Division, the Manager of the Planning and Finance Department and the Manager of the Finance Department of the Company’s Fujian Branch, and during the period from 2004 to 2005, she concurrently served as the Deputy General Manager of the Company’s Fuzhou Branch. Ms. Huang graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. Mr. Ruan served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018. He served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from March 2016 to October 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Vice President of the Company in July 2019. He has been the Marketing Director of the Company since August 2017 and the General Manager (at the general manager level of the provincial branches) of the Individual Insurance Sales Department of the Company since July 2014. He was an Employee Representative Supervisor of the Company from July 2015 to August 2017. Mr. Zhan served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Sales Department of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Sales Department of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Vice President of the Company in July 2019. She has been the Operation Director of the Company since March 2018 and the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Mr. Zhao Guodong, born in 1967, Chinese

Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the General Manager of Jiangsu Branch of the Company in July 2018. He successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, the General Manager of Hunan Branch of the Company from 2016 to 2018, the Deputy General Manager of each of Fujian Branch and Hunan Branch of the Company from 2007 to 2016, and the Deputy General Manager of Changde Branch and the General Manager of Yiyang Branch of the Company from 2001 to 2007. Mr. Zhao graduated from Hunan Computer School in 1988, majoring in computer software, and from China Central Radio and TV University in 2006, majoring in business administration.

Mr. Xu Chongmiao, born in 1969, Chinese

Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014. From 2006 to 2014, he successively served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company. From 2000 to 2006, he successively served as the Deputy Division Chief of the Regulations Division of the Development and Research Department and a senior regulations researcher of the Legal Affairs Department of the Company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

Mr. Yang Chuanyong, born in 1963, Chinese

Mr. Yang became the Person in Charge of Audit of the Company in December 2020. He served as the General Manager of the Audit Department of the Company from June 2019 to February 2021. He served as the General Manager of the Company’s Branch of Guangxi Zhuang Autonomous Region from 2017 to 2019. From 2012 to 2017, he successively served as the General Manager of the Legal and Compliance Department and the Director of the Office of the Company. From 2004 to 2012, he successively served as an Assistant to the Director and the Deputy Director of the Office, the General Manager of the Strategic Planning Department, and the Deputy General Manager of Beijing Branch of the Company. Mr. Yang graduated from the Tsinghua University with an EMBA degree in January 2010, majoring in business administration for executives.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 15 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited and Veson Holdings Limited (formerly known as SCUD Group Limited), all of which are listed on the main board of the HKSE.

POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Wang Bin	China Life Insurance (Group) Company	Chairman	Since August 2018
Su Hengxuan	China Life Insurance (Group) Company	Vice President	Since December 2017
Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman, President	Since May 2017
Wang Junhui	China Life Insurance (Group) Company	Chief Investment Officer	Since August 2016

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedures for the remuneration of Directors, Supervisors and senior management: The remuneration of Directors and Supervisors are approved by shareholders at general meetings, whereas the remuneration of senior management is approved by the Board of Directors.

Basis for determination of the remuneration of Directors, Supervisors and senior management: The remuneration of Directors, Supervisors and senior management are determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remuneration of the Company.

Actual payment of remuneration to Directors, Supervisors and senior management: During the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB14.6210 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2020 has not yet been determined.

EMPLOYEES

Employees

Unit: Persons
Number of employees of the Company	102,503
Number of employees of the Company’s major subsidiaries	1,657
Employees in total	104,160
Number of the resigned and retired employees whose costs were covered by the Company and its major subsidiaries	20

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

Structure of Expertise

Unit: Persons
Class of Expertise	Number of Employees
Management and administration	19,061
Sales and sales management	47,301
Finance and auditing	5,412
Insurance verification, claim processing and customer services	24,430
Other expertise and technicians	4,212
Others	3,744

Total	104,160

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Education Level

Unit: Persons
Education Level	Number of Employees
Master or above	5,516
Bachelor	66,800
College Diploma	27,164
Secondary School	1,711
Others	2,969

Total	104,160

Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

Training Plans

With a commitment to upholding its established ideas and beliefs, the Company has been developing its education and training plans for employees with a focus on enhancing their overall capability of corporate management. The Company has integrated real situations into its education and training and put stringent management into practice, concentrated on the development of a quality system that covers source cultivation, follow-up cultivation and whole-process cultivation, and consistently enhanced the suitability and effectiveness of education and training plans for employees to facilitate the healthy growth of cadre employees and their teams, thus offering a strong support to make itself as a world-class insurance company. In 2020, the Company continuously implemented the work requirements of “close to the frontline, close to the practice and adapt to the era” for education and training in a consistent manner, focused on cadre team building and professional talent cultivation, and further strengthened the development of training content system, institutional system and teaching resource system by closely upholding the strategic deployment of “China Life Revitalization”. The Company also took proactive actions to defuse any impacts brought by the pandemic prevention and control, applied technological means to innovate training models, and adopted a combination of online and offline methods for training, so as to ensure the successful completion of education and training plans for employees at all levels. The implementation of a series of training and cultivation programs, such as the cultivation of new employees, base platform cultivation, “2551” Project, Wings Program and training for professional managers, offered a powerful support to the supply of talents for the growth of the Company’s business and its high-quality development.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

REPORT OF CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing an effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Board of Supervisors meetings of the Company have been functioning independently and coordinately.

In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established five specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee. These specialized Board committees conduct studies on specific matters, hold meetings both on a regular and an ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

The Board of Supervisors of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”. Members of the Board of Supervisors attended the shareholders’ general meetings and the Board of Supervisors meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

The Company has consistently made improvements to its systems relating to corporate governance. Pursuant to the relevant regulatory requirements and after taking into account its actual operation, the Company has revised the “Procedural Rules for the Audit Committee Meetings”.

The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions.

The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

During the Reporting Period, the Company was awarded the prizes such as the “Hong Kong Corporate Governance Excellence Award” 2020 (“Main Board Companies – Hang Seng Index Constituent Companies” Category) by the Chamber of Hong Kong Listed Companies and the Centre for Corporate Governance and Financial Policy of Hong Kong Baptist University, the “Best IR of Hong Kong Listed Company” by New Fortune Magazine, the “Best Investor Relations of Listed Company” in the 2020 China Securities Golden Bauhinia Awards, as well as the “Most Respected Company”, the “Best Investor Relations Team” and the “Best Investor Relations Manager” in the Asian Region in 2020 by Institutional Investor.

Shareholders’ General Meeting

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board of Directors and the Board of Supervisors, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

First Extraordinary General Meeting 2020	20 February 2020	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	20 February 2020
2019 Annual General Meeting	29 June 2020	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	29 June 2020

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The “Proposal in relation to the Investment by the Company in China Life Aged-care Industry Investment Fund” was considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2020 held in Beijing on 20 February 2020.

Eight proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2019”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2019”, the “Proposal in relation to the Financial Report of the Company for the Year 2019”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2019”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Mr. Lam Chi Kuen as an Independent Director of the Sixth Session of the Board of Directors of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2019 and the Appointment of Auditors of the Company for the Year 2020” and the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company”, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2019” and the “Report on the Overall Status of Connected Transactions of the Company for the Year 2019” were received and reviewed at the 2019 Annual General Meeting held in Beijing on 29 June 2020.

Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings required to attend for the year	Number of meetings attended in person
Wang Bin	Executive Director	2	1
Su Hengxuan	Executive Director	2	1
Li Mingguang	Executive Director	2	2
Yuan Changqing	Non-executive Director	2	1
Liu Huimin	Non-executive Director	2	1
Yin Zhaojun	Non-executive Director	2	0
Wang Junhui	Non-executive Director	2	1
Chang Tso Tung Stephen	Independent Director	2	1
Robinson Drake Pike	Independent Director	2	1
Tang Xin	Independent Director	2	1
Leung Oi-Sie Elsie	Independent Director	2	2

Attendance records of the resigned Director at the shareholders’ general meetings:
Name of Director	Type of Director	Number of shareholders’ general meetings required to attend for the year	Number of meetings attended in person
Zhao Peng	Executive Director	0	—

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises nine members, including three Executive Directors, two Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the regulatory rules of the industry and its listed jurisdictions. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board of Directors, the Board of Supervisors or the senior management, including between Mr. Wang Bin, the Chairman of the Board, and Mr. Su Hengxuan, the President of the Company.

In 2020, Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Company has developed a relatively well-established procedure for nomination and election of Directors, under which the Board shall, when nominating Directors, consider their professional ability and conduct, and also take into account the requirement for diversity of the Board members. Complementarity among the Board members in aspects including gender, age, culture, educational background, professional experience, skills and knowledge will be considered in the selection of candidates for Directors. Currently, the Board comprises nine members with extensive experience in various fields, such as finance and insurance, macro economy, financial accounting, law and management. The diversified composition of the Board is as follows:

Directors by type:

Executive Director	Non-executive Director	Independent Director
3 persons	2 persons	4 persons

Directors by location:
Mainland China	Hong Kong, China	Europe and America
6 persons	2 persons	1 person

Directors by gender:
Male	Female
8 persons	1 person

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least 3 days prior to such meetings. In 2020, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Board of Supervisors, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the sixth session of the Board comprises the following members: Mr. Wang Bin, Mr. Su Hengxuan and Mr. Li Mingguang, all being Executive Directors, Mr. Yuan Changqing and Mr. Wang Junhui, all being Non-executive Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors, with Mr. Wang Bin as the Chairman of the Board. Due to the adjustment of work arrangements, Mr. Zhao Peng, Mr. Yin Zhaojun and Mr. Liu Huimin resigned from their positions as Directors in April 2020, January 2021 and February 2021, respectively.

In 2020, all members of the Board of Directors developed and refreshed their knowledge and skills by attending special training courses covering topics such as macro economy and the development of the insurance industry. All members of the Board of Directors of the Company attended the training programs on anti-money laundering and a training course on the “New ESG Requirements” offered by the HKSE. Mr. Li Mingguang, an Executive Director of the Company, attended a follow-up training course provided by the SSE for the secretaries to the board of directors of listed companies and special training courses offered by the Listed Companies Association of Beijing. Mr. Wang Junhui, a Non-Executive Director of the Company, attended a basic course on risk management of insurance companies and a training course on anti-money laundering online practices as organized by the Insurance Association of China, and a training course on GL10: Guideline on the Corporate Governance of Authorized Insurers as organized by the Insurance Authority of Hong Kong. Mr. Tang Xin, an Independent Director of the Company, attended a follow-up training course provided by the SSE for independent directors. Ms. Leung Oi-Sie Elsie, an Independent Director of the Company, attended training courses on ESG report and risk management, economic entity and trust and family asset management, the future of arbitration in Hong Kong, as well as the editing background and structure of the Civil Code of the PRC and its innovative provisions.

The Company has consistently improved its corporate governance structure, regulated the acts of Directors in performing their duties, and optimized the mechanism for supervising and evaluating the performance of duties by Directors. Pursuant to the “Measures for the Administration of Independent Directors of Insurance Institutions” published by the CBIRC, the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China, the “Provisional Measures for Evaluating the Performance of Duties by Directors” of the Company and other requirements, and after taking into account the actual situation of its corporate governance, the Company conducted an evaluation of the performance of duties by Directors. Based on the self-assessment of Directors and the evaluation of the Board of Supervisors, all members of the Board of the Company were evaluated as competent in their performance of duties in 2020.

Meetings and attendance

During the Reporting Period, five regular Board meetings and five ad-hoc Board meetings were held by the Board of the Company. Attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Wang Bin	Executive Director	8/10	2/10
Su Hengxuan	Executive Director	10/10	0/10
Li Mingguang	Executive Director	10/10	0/10
Yuan Changqing	Non-executive Director	7/10	3/10
Liu Huimin	Non-executive Director	10/10	0/10
Yin Zhaojun	Non-executive Director	9/10	1/10
Wang Junhui	Non-executive Director	9/10	1/10
Chang Tso Tung Stephen	Independent Director	10/10	0/10
Robinson Drake Pike	Independent Director	10/10	0/10
Tang Xin	Independent Director	10/10	0/10
Leung Oi-Sie Elsie	Independent Director	10/10	0/10

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Attendance records of the resigned Director of the Company at the Board meetings are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Zhao Peng	Executive Director	1/2	1/2

Notes:

1.	The number of meetings attended in person includes meetings attended by the Directors on-site and by way of telephone or video conference.
2.	Directors who were unable to attend any meeting of the Board authorized other Directors to attend and vote at the meeting on their behalf.

Performance of duties by Independent Directors

In 2020, all Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2020, examining and approving the Company’s business development, its financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operations and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting between the Chairman and the Independent Directors, all Independent Directors put forward their own views and opinions on various aspects such as the macro-environment, industry development, policies of the insurance industry, and corporate governance, etc., and gave advices and recommendations on matters including the development strategy of the Company, development of investment business, brand and image building, sales team building, and coordinated development of businesses. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2020, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2020, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being the Independent Directors of the Company, carried out investigation and research on the individual agent business sector of the Company by way of video conference, received reports concerning the development of individual insurance business of the Company and the method adopted by sales representatives for business development during the Covid-19 pandemic, and discussed and communicated in respect of the relevant issues. Through the investigation and research, the Independent Directors further understood the development and status of the Company’s businesses in great depth and examined the effectiveness of the implementation of decisions of the Board.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Wang Bin has served as the Chairman of the Board of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen/Chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board. During the Reporting Period, Mr. Su Hengxuan has served as the President of the Company. The President is responsible for the day-to-day operations of the Company, mainly including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board any requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

BOARD OF SUPERVISORS

The composition of the Board of Supervisors and the profile of each Supervisor are set forth in the section headed “Directors, Supervisors, Senior Management and Employees” of this report, and the details of the duty performance of the Board of Supervisors are set forth in the section headed “Report of the Board of Supervisors”.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2020, the Audit Committee comprised only Independent Directors. Currently, the Audit Committee of the sixth session of the Board comprises Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, all being Independent Directors, with Mr. Robinson Drake Pike acting as the Chairman.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal whistleblowing mechanism of the Company.

Meetings and attendance

During the Reporting Period, six meetings were held by the Audit Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the sixth session of the Board	6/6	0/6
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the sixth session of the Board	6/6	0/6
Tang Xin	Independent Director, member of the Audit Committee of the sixth session of the Board	6/6	0/6

Note:	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Performance of duties by the Audit Committee

In 2020, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Audit Committee Meetings”. All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial statements, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arisen during the audit.

Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with external auditors so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company, and gave opinions and advice on the agreed-upon procedures proposed annually and quarterly by the external auditors of the Company and the pre-approval of the scope of additional services. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CBIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

Examining the internal audit functions of the Company. In 2020, the Audit Committee reviewed proposals including the proposal on the 2019 internal audit work, and the proposal on the internal audit work report for the first half of 2020, with a view to further understanding the duties of the Company’s audit departments and supervising the effectiveness of the internal audit function. The Audit Committee was of the view that the internal audit function of the Company was effective during the Reporting Period.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the sixth session of the Board comprises Mr. Tang Xin and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Yuan Changqing, a Non-executive Director, with Mr. Tang Xin acting as the Chairman.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates ’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines , with delegated responsibility , the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

Meetings and attendance

During the Reporting Period, four meetings were held by the Nomination and Remuneration Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Tang Xin	Independent Director, Chairman of the Nomination and Remuneration Committee of the six session of the Board	4/4	4/4
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	4/4	4/4
Yuan Changqing	Non-executive Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	2/4	2/4

Notes:

1.	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

2.	Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Performance of duties by the Nomination and Remuneration Committee

In 2020, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings”. All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management officers, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Nomination and proposed appointment of Directors and senior management officers of the Company and the Board diversity policy. The Company firmly believes that the Board diversity may enhance the decision-making capability of the Board, and considers the Board diversity as a key factor for maintaining a sound corporate governance standard and achieving the sustainable development of the Company. In accordance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee seriously reviewed the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience), fully reviewed the professional qualifications and industrial background of the candidates for Directors and members of the Board committees and the independence of Independent Directors, and submitted the opinions in relation thereto to the Board. It also conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers to ensure that the candidates met the requirements set by the Company, and submitted a review opinion to the Board and agreed to submit such proposals to the Board for consideration. In 2020, the Nomination and Remuneration Committee reviewed the proposal in relation to the nomination of Mr. Lam Chi Kuen as an Independent Director of the Company after fully considering the educational background of Mr. Lam Chi Kuen and his professional experience in finance and taking into account the qualification requirements for appointment of members of the specialized Board committees. The Nomination and Remuneration Committee was of the view that the election of Mr. Lam Chi Kuen as an Independent Director could further replenish the professional knowledge of the Board in financial management, and contribute to the diversity of the Board.

Proposing remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

Carrying out the performance appraisal of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee reviewed proposals such as the results of evaluating the performance of duties by Directors for 2019, the results of performance appraisal of senior management officers for 2019 and the performance target contract of senior management for 2020, the remuneration of Directors and Supervisors of the Company, and the remuneration of senior management officers of the Company, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

RISK MANAGEMENT AND CONSUMER RIGHTS PROTECTION COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. In December 2019, the “Proposal in relation to the Change to the Risk Management and Consumer Rights Protection Committee of the Board of Directors” was considered and approved at the twenty-first meeting of the sixth session of the Board, pursuant to which the Risk Management Committee was renamed as the Risk Management and Consumer Rights Protection Committee, the additional function of management of consumers’ rights protection was included in the functions of the original Risk Management Committee, and corresponding changes and amendments were made in such areas as the functions and responsibilities of the committee and the procedural rules of the committee. Currently, the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, Mr. Li Mingguang, an Executive Director, and Mr. Wang Junhui5, a Non-executive Director, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. Due to the adjustment of work arrangements, Mr. Yin Zhaojun and Mr. Liu Huimin resigned from their positions as members of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board in January 2021 and February 2021, respectively.

The Risk Management and Consumer Rights Protection Committee is mainly responsible for formulating the

Company’s system of risk control benchmarks, establishing well-developed risk management and internal control systems and the system for the management of consumer rights protection, examining and reviewing the Company’s risk preference, risk tolerance and the work reports from the senior management and the Consumer Rights Protection Department, formulating the Company’s risk management policy and major policy on consumer rights protection, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, dealing with major risk emergency events or crisis events or major disagreement in risk management, and supervising and directing the senior management and the relevant departments to resolve any issues identified during the rectification process in a timely manner.

Meetings and attendance

During the Reporting Period, three meetings were held by the Risk Management and Consumer Rights Protection Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	3/3	0/3
Liu Huimin	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	3/3	0/3
Yin Zhaojun	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	3/3	0/3
Li Mingguang	Executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	3/3	0/3

Note:	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

[5]	Mr. Wang Junhui served as a member of the Risk Management and Consumer Rights Protection Committee from February 2021.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Performance of duties by the Risk Management and Consumer Rights Protection Committee

In 2020, the Risk Management and Consumer Rights Protection Committee performed its duties and functions in strict compliance with the “Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, its risk management and construction in compliance with law. During meetings of the Risk Management and Consumer Rights Protection Committee , all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2020, the Risk Management and Consumer Rights Protection Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the proposals in relation to the risk compliance analysis on the asset strategic allocation plan for the years from 2021 to 2023 and the risk compliance analysis on the asset allocation plan for the year 2021, and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company in accordance with the regulatory requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS).

Providing its opinions for the review of the proposals on risk management to the Board. In 2020, the Risk Management and Consumer Rights Protection Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in reviewing the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management and Consumer Rights Protection Committee provided its opinions for the review of the reports on risk management such as the work summary on anti-money laundering for the year 2019 and the work plan for the year 2020, the statement of the Company on risk preference for the year 2020, the audit report on the solvency risk management system of the Company for the year 2020, the reputational risk management report and the work report on fraudulent risk management, which offered professional support to the Board’s decision-making in a scientific manner.

Reviewing the system of the Company in relation to consumer rights protection. In 2020, the Risk Management and Consumer Rights Protection Committee considered and approved the proposal in relation to the “Measures for the Administration of Consumer Rights Protection of the Company (for Trial Implementation)”, and submitted the review opinions to the Board.

STRATEGY AND ASSETS AND LIABILITIES MANAGEMENT COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. In June 2018, the proposal to establish the Strategy and Assets and Liabilities Management Committee on the basis of the Strategy and Investment Decision Committee was reviewed and approved at the twenty-fourth meeting of the fifth session of the Board. Currently, the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board comprises Mr. Chang Tso Tung Stephen and Ms. Leung Oi-Sie Elsie, the Independent Directors, Mr. Su Hengxuan, an Executive Director, and Mr. Wang Junhui, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman. In April 2020, Mr. Zhao Peng resigned from his position as a member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board due to the adjustment of work arrangements.

The Strategy and Assets and Liabilities Management Committee is mainly responsible for the drawing-up of long-term development strategies of the Company, conducting studies on important matters concerning assets and liabilities management and the relevant policies and systems, the system for the application and management of insurance funds, and major strategic investment decisions of the Company, and making recommendations in respect thereof.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Meetings and attendance

During the Reporting Period, four meetings were held by the Strategy and Assets and Liabilities Management Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Chang Tso Tung Stephen	Independent Director, Chairman of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4	0/4
Su Hengxuan	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4	0/4
Wang Junhui	Non-executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	3/4	1/4
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4	0/4

Attendance records of the resigned Director at meetings are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Zhao Peng	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	0/1	1/1

Notes:

1.	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

2.	Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Performance of duties by the Strategy and Assets and Liabilities Management Committee

In 2020, all members of the Strategy and Assets and Liabilities Management Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance funds, annual investments, major strategic projects, assets and liabilities management and annual related reports. Members of the Strategy and Assets and Liabilities Management Committee diligently performed their duties. During meetings of the Strategy and Assets and Liabilities Management Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

Reviewing annual asset allocation plan and entrusted investments of the Company. In 2020, the Strategy and Assets and Liabilities Management Committee carefully reviewed the proposals on investment plans such as the annual asset allocation plan of the Company and the annual investment plan of the Company for self-use real estate, the proposals on authorization of investments such as the annual authorization by the Company of investment in non self-use real estate, the annual authorization of investment entrusted by the Company in connection with Renminbi liberalization and the annual authorization by the Company of investment in equity investment funds, and the proposals on investment guidelines such as the management guidelines on the investment made by CLI under the entrustment of the Company. The Strategy and Assets and Liabilities Management Committee fully reviewed the above proposals and submitted its opinions to the Board in this regard.

Reviewing the systems of the Company concerning assets and liabilities management. In 2020, the Strategy and Assets and Liabilities Management Committee reviewed and approved the proposal on the amendments to the measures for the administration of investments by the Company and the system of the Company concerning asset allocation, and made recommendations to the Board.

Discussing the Company’s development plans and major strategic projects. In 2020, the Strategy and Assets and Liabilities Management Committee discussed and reviewed the proposals on the 2019 assessment report for the outline of the 13th five-year development plan and the strategic asset allocation plan of the Company for the years from 2021 to 2023, and submitted its review opinions to the Board.

CONNECTED TRANSACTIONS CONTROL COMMITTEE

The Company established its Connected Transactions Control Committee on 29 October 2019. In October 2019, the “Proposal in relation to the Establishment of the Connected Transactions Control Committee of the Board of Directors” was reviewed and approved at the twentieth meeting of the six session of the Board, pursuant to which a new Connected Transactions Control Committee was established under the Board of the Company. Currently, the Connected Transactions Control Committee of the sixth session of the Board comprises Mr. Tang Xin, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Ms. Leung Oi-Sie Elsie, the Independent Directors, with Mr. Tang Xin acting as the Chairman.

The principal duties of the Connected Transactions Control Committee are to confirm connected parties of the Company, manage, examine and approve connected transactions to control risks relating to connected transactions, and focus on the compliance and necessity of connected transactions and the fairness of their pricing, which provide an important basis for the Board’s decision-making in connected transaction management.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Meetings and attendance

During the Reporting Period, six meetings were held by the Connected Transactions Control Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend

Tang Xin	Independent Director, Chairman of the Connected Transactions Control Committee of the sixth session of the Board	6/6	0/6
Chang Tso Tung Stephen	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	6/6	0/6
Robinson Drake Pike	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	6/6	0/6
Leung Oi-Sie Elsie	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	6/6	0/6

Note:	The number of meetings attended in person includes attending meetings by the Directors on-site and by telephone or video conference.

Performance of duties by the Connected Transactions Control Committee

In 2020, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the “Procedural Rules for the Connected Transactions Control Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the connected transactions of the Company. During meetings of the Connected Transactions Control Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Reviewing connected transactions. In 2020, the Connected Transactions Control Committee submitted to the Board its review opinions in respect of the proposals on connected transactions regarding the investments by the Company in several partnerships, fully discussed the necessity, feasibility and risks of the projects and made important recommendations to the Board.

Reviewing the amendments to the system of the Company in relation to connected transactions. In 2020, the Connected Transactions Control Committee considered and approved the proposal on the amendments to the “Measures for the Administration of Connected Transactions of the Company”, and submitted the review opinions to the Board.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board of Directors and the Board of Supervisors operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the banking and insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CBIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Board of Supervisors deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors, and addressed hot issues as earlier as possible, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

The Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly enhanced the quality of information disclosure, actively studied and improved the method of disclosure of key information from the perspective of investors, especially the medium and individual investors, to enable them to have a deeper understanding of the Company’s development strategies, business operations and major issues. The Company also optimized the layout of its periodic reports, increased their readability by various means such as adding charts and pictures to enable investors to have a clearer understanding of the core business operation of the Company. The Company consistently enriched the information of its periodic and ad-hoc reports. During the Reporting Period, the Company disclosed the information of the “Dingxin Project” widely concerned by investors and its milestone achievements in a timely manner by closely tracking the progress of the Company’s reform for development, and disclosed for the first time the layout of sales channels after the formation of the sales deployment of “Yi Ti Duo Yuan” and the premiums from such channels, so as to ensure investors to obtain timely and accurate information that may affect their value judgements and investment decisions. The Company also strengthened the implementation of the basic system of information disclosure, regularly organized training courses relating to information disclosure and compliance, carried out timely study and promotion of regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key tasks for information disclosure and compliance and any difficulties therein. The Company strictly managed its inside information and carried out the registration and filing procedures on persons who have knowledge of inside information in compliance with laws, strengthened the confidentiality of inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of information disclosure of the Company. The Company was awarded Grade A in the assessment by the SSE on information disclosure for the year of 2019-2020.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

In 2020, facing the unexpected Covid-19 pandemic, the Company kept abreast with the development pace of technology era in its investor relations, and consistently made innovation in its communications with and services to investors, which constantly enhanced the efficiency of communication between the Company and capital market and mitigated the negative impacts brought by the pandemic. The works conducted by the Company for investor relations mainly included holding general meetings, organizing open days, holding results briefings, embarking on global non-deal roadshows, holding online and offline conferences with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. In 2020, due to the impact of the pandemic, the Company held an annual results briefing fully online for the first time since its listing and organized a global online business roadshow across America, Europe, Asia and Oceania. Looking back to 2020, the Company communicated with more than 8,900 investors and analysts, including more than 5,100 investors who attended results briefings and open days online and offline. The Company held over 280 online and offline meetings with approximately 2,300 investors and analysts for the year, and communicated with more than 1,400 institutional investors by attending a total of 49 investors’ meetings held locally or internationally. It also communicated with more than 160 investors in non-deal roadshows for annual and interim results. In addition, the Company kept in close contact with investors by various means such as phone and internet. Within the year, the Company corresponded more than 2,000 emails, answered more than 310 calls and emails, and recorded a click-through rate of 28,000 viewers for the live video streaming of results briefings and open days.

In the annual assessment and selection held by Institutional Investor, the Company won the award of the “Most Respected Company in Asia”. It also made a record of being named in all the top six lists for the insurance sector, including the “Best President/Chief Executive Officer (number 2)”, the “Best Chief Financial Officer (number 2)”, the “Best Investor Relations Manager (number 1)”, the “Best Investor Relations Team (number 1)”, the “Best Investor Relations Implementation Project (number 2)”, and the “Best Environmental, Social and Governance (number 3)”. In the assessment and selection of the “3rd Session of Best IR of Hong Kong Listed Companies Awards” organized by New Fortune Magazine, the Company was awarded the “New Fortune Best IR of Hong Kong Listed Company”. In the assessment and selection of the “China Securities Golden Bauhinia Awards” jointly organized by Hong Kong Tai Kung Wen Wei Media Group with the Listed Companies Association of Beijing, the Hong Kong Chinese Enterprises Association, the Chinese Securities Association of Hong Kong, the Chinese Financial Association of Hong Kong, the Hong Kong Institute of Chartered Secretaries, Hong Kong Securities Professionals Association and China Merger and Acquisitions Association (Hong Kong) Limited, the Company was awarded the “Best Investor Relations of Listed Company”. In the assessment and selection of the “4th Session of Excellent IR in China” jointly organized by Roadshow China and Excellent IR, the Company was awarded the “Best Communication with the Capital Market Award”, the “Best Digital Investor Relations Award” and the “Best Leader Award”, and was nominated by the IR Magazine, a global magazine for investor relations, for the 2020 Excellent Award for the Greater China Region.

CHANGES OF THE ARTICLES OF ASSOCIATION

During the Reporting Period, the Company did not make any amendments to the Articles of Association.

INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently complied with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE, the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange, with respect to corporate internal control.

Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the “U.S. Sarbanes-Oxley Act”, the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CBIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2020 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2020 Annual Reports of Companies Listed on the Main Board” and the “Business Guide for the Periodic Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2020 annual report. Meanwhile, the Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2020 in its Form 20-F (U.S. Annual Report) to be submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2020. Such assessments are conducted on an annual basis and in two stages, namely, interim assessment and supplementary test. The Company has confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2020. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F to be submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Board of Supervisors supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By strictly complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance and health insurance. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Company has formulated the “Measures on the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2020, there has been no major error in periodic report disclosures of the Company. In order to enhance the confidentiality of its inside information and regulate the collection, management and reporting of its material information, the Company has formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited” and, after taking into account the regulatory requirements, revised the “Rules for the Administration of Information Disclosure of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited” in 2018. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information (including all departments, branches, subsidiaries and affiliates of the Company, the controlling shareholder and the shareholders holding over 5% of shares of the Company) obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved and implemented in strict compliance with the internal decision-making process of the Company and the requirements of its investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established a comprehensive information technology system to cover all aspects of IT work and formed a closed-loop control mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting measures such as the inspection and evaluation of system implementation on a regular basis, the Company has facilitated the effective implementation of the system and enhanced the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of the systems of information safety and risk control, and formulated and implemented a series of effective information safety control measures at various stages of the life cycle of the IT system, thereby effectively ensuring the safe and steady operation of the Company. In 2020, the Company conducted several internal and external risk assessments to promote construction by inspection, with a view to consistently enhancing its capability of managing information safety risks.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

The Risk Management Department, the Audit Department and the Legal and Compliance Department of the Company are responsible for the supervision and inspection of its internal control measures. The Company identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhance legal compliance and pursue responsible persons. In 2020, the Company actively adapted to the stringent regulatory environment in the PRC and overseas financial industry and strictly complied with the regulatory requirements to constantly improve the organizational structure of internal audit and further strengthen the mechanism for internal audit management, which effectively performed the supervisory role of audit. The Company carried out the economic responsibility audit on managers at all levels, performed a series of special audits closely related to the Company’s reform for development, and conducted a variety of regular audits on anti-money laundering, connected transactions, assets and liabilities management, solvency system construction, internal control over the application of insurance funds, IT system, compliance of intermediary business, and anti-insurance fraud management pursuant to regulatory requirements. Meanwhile, the Company has put more efforts on the application of audit results, and played a proactive role to supervise and direct the implementation of rectification measures for any issues identified in audit, facilitating the standardized management and compliance operation of the Company. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws and regulations by employees, each being implemented by the Legal and Compliance Department, which ensures that cases involving any violations of laws and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Legal and Compliance Department reports the criminal cases involving practitioners and manages the responsibility attribution of such cases in accordance with regulations such as the “Measures for the Administration of Criminal Cases Involving Banking and Insurance Institutions (for Trial Implementation)” issued by the CBIRC and internal policies such as the “Measures for the Administration of Criminal Cases (for Trial Implementation)” and the “Implementing Rules for Responsibility Attribution of Cases”. The Company has constantly optimized three lines of defense for compliance management to establish an efficient compliance management system, with a view to identifying, guarding against and mitigating material compliance risks. The Company has also fostered the concept of compliance creating value, and promoted a good interaction between the compliance management functional department of the Company and external regulators, with a view to enhancing the overall compliance management standard of the Company and ensuring the achievement of its goal of high-quality development.

Risk Management

Risk Management System

The Company has established an organizational system for comprehensive risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments, and developed a 5-tier organizational structure for risk management covering the corporate governance level, the headquarters level, the provincial branches level, the local or city branches level, and the county sub-branches level. With the reliance on the 5-tier risk management and control structure, the Company has put in place three lines of defense that focus on risk management: the first line of defense consists of branches and sub-branches at all levels and various functional departments that identify, assess, address, monitor and report risks at the front end of business; the second line of defense is composed of the Risk Management and Consumer Rights Protection Committee of the Board, as well as the Risk Management Committee and the Risk Management Department of the Company that take lead in formulating the system, standard and limit for a variety of risks and make recommendations to address such risks; the third line of defense comprises the Audit Committee of the Board, as well as the internal audit department, the Office of the Discipline Inspection Committee and other departments of the Company that supervise the risk management workflows established by the Company and the procedures and actions for control of various risks. The three lines of defense have been coordinated with each other in a proactive manner to organize and commence any work in relation to risk management. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Work in relation to Risk Management

Pursuant to the requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, and built a “1+7+N” comprehensive risk management system with the “Comprehensive Risk Management Rules” as the general principles, seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk and liquidity risk) as the key focuses, and having reliance on a series of implementing rules for business such as the “Measures for the Administration of Risk Preference System”. The Company actively implemented key risk monitoring and risk pre-warning classification management, and consistently reinforced the mechanism for formation, transmission and application of the risk preference system, which created a system for the normal management of risk preference with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus. Through the combination of risk preference with various lines of operation and management, the Company maintained a good interaction between risk management and business development. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management in two dimensions: the soundness of the system and the effectiveness of its implementation. The Company took specific rectification measures against its own shortcomings and weaknesses, which helped enhanced its risk management standard in all aspects.

The Company consistently followed the requirements under anti- money laundering laws and regulations, kept on improving the system for money-laundering risk management and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund-raising activities and carried out the self-inspection and rectification in key risk areas, which effectively improved the Company’s precaution capability in key risk areas.

In 2020, the Company vigorously promoted the informatization of risk management, actively applied the latest advanced technologies such as big data and artificial intelligence, and further promoted the intelligent application of anti- money laundering, thus making significant breakthroughs in the intelligent identification of illegal fund-raising risks, monitoring of sale risk pre-warning, and risk management data mart. The informatization and intellectualization of risk management improved significantly, and the risk management capability of the Company reached a new level, which provided a strong support to the high-quality development of the Company.

Risk Identification and Control

The major risks of the Company in the course of operation and management include insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk and information safety risk.

Insurance Risk

Insurance risk refers to the risk that exposes insurance companies to unexpected losses due to the adverse deviation of the actual situation from the projections of assumptions such as loss ratio, expense rate and lapse rate.

The Company assessed and monitored insurance risks through sensitivity analysis and other actuarial appraisal methods, with a focus on the impact of mortality rate, morbidity rate, lapse rate and other relevant assumptions on the Company’s operating results. The Company managed insurance risks through the following mechanisms and processes: (1) establishing an organizational structure and a system for insurance risk management, so that insurance risk management can be performed within a scientific, comprehensive and effective management system; (2) devising a system for risk limit indicators and carrying out normal monitoring analysis, so as to contain risks within a controllable range; (3) implementing an effective product development and management system to strictly control product pricing risks, and strengthening empirical analysis to offer support to pricing assumptions and assessing assumptions, in order to prevent and control insurance risks from the front end of products; (4) effectively guarding against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations; and (5) transferring and mitigating insurance risk through a scientific and reasonable reinsurance arrangement.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

After the outbreak of the Covid-19 pandemic in 2020, the Company took prompt actions to offer comprehensive insurance protection for its customers and continued to monitor related insurance risks through its convenient online customer services. So far, there has been limited impact of the Covid-19 pandemic on the insurance risks of the Company. The Company managed insurance risks in a regulated and orderly manner, with sufficient and reasonable provisions of minimum capital for insurance risks. The Company will continuously keep a watch on the development trend of insurance risks and further enhance its capability of managing insurance risks.

Market Risk

Market risk refers to the risk that exposes the Company to unexpected losses due to adverse movement in (amongst others) interest rate, equity prices, real estate prices and exchange rate.

In order to address the market risks, the Company continued to pay attention to the risk exposures of interest rate, equity prices, real estate prices and exchange rate, monitored value at risk/mark to market (VaR/MTM), yield volatility, duration and other key market risk indicators on a regular basis, set up a 2-tier risk limit indicator and corresponding threshold values, carried out sensitivity analysis and stress test to measure the risk losses to the Company under stress scenarios and gave pre-warning of market risks. Currently, the proportion of each investment asset is in line with the requirements of the CBIRC and the internal management provisions of the Company. According to the results of the risk indicator monitoring and stress test, the market risk of the Company was within a normal controllable range. The Company primarily adopted the following risk control measures in 2020: (1) stepping up efforts on the study of macro economy, currency and financial policies to assess domestic and international economic and market trends in a timely manner; (2) reviewing the risks of major assets and the characteristics of their returns on a regular basis, so as to constantly optimize the model of assets allocation; (3) carrying out the effective management of open market equity exposure and making reasonable allocations; (4) increasing investment in interest rate bonds with long duration when appropriate opportunities arose, with a view to extending the duration of assets and narrowing the gap arising from the duration mismatch of assets and liabilities; and (5) conducting analyses on investment risks with the aid of the new system for investment risk management and the ancillary quantitative analysis tools, and meanwhile enhancing risk monitoring and pre-warning to strengthen risk emergency management.

Credit Risk

Credit risk refers to the risk that exposes the Company to unexpected losses due to non-performance or delay in the performance of contractual obligations by counterparties, or adverse changes in their credit standings.

The credit risks that the Company is exposed to mainly relate to investment deposits, bond investments, non- standard financial product investments and reinsurance arrangements, etc.

Credit Risk of Investment Business

To address the credit risks of investment business, the Company developed and continuously improved the organizational structure of credit risk management, and constantly optimized the process for credit risk management. Meanwhile, the Company established and made amendments to the management system and strengthened the implementation of such system pursuant to the regulatory requirements and management practices; strengthened the research on risks and kept on improving risk analysis, assessment, monitoring, pre-warning and emergency response standard. By relying on information technology, the Company consistently enhanced the standard of quantitative analysis on credit risks and diversified the methods used for risk management and control. The Company primarily adopted the following measures in 2020: (1) facilitating the implementation of centralized credit rating projects to enhance the credit risk management standard; (2) carrying out credit risk limit management in multiple dimensions, in order to enhance the level of preventing credit risks prior to investment; (3) strengthening the monitoring of credit risk indicators for the purposes of indicating risk exposure and any change of risk distribution in an effective manner and closely tracking down negative information; and (4) stepping up efforts on the research and feasibility study of any industries and sectors for key investment to enhance the capability of the Company in risk management and control during and after investment.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Reinsurance Risk

Reinsurance credit risk refers to the credit risk that may possibly be faced by the Company in connection with the obligations to be undertaken by reinsurers due to their failure to perform reinsurance contracts. To address the reinsurance credit risks, the Company adopted the following measures: (1) properly setting self-retained risk limits through an effective reinsurance management system, and using reinsurance as an effective tool to transfer risks to reinsurers with a high level of solvency; (2) reviewing the relevant information of a reinsurer in the reinsurance registration system in strict compliance with the regulatory requirements prior to the execution of a reinsurance contract to ensure that the reinsurer in cooperation with the Company satisfies with the regulatory requirements; and (3) conducting credit assessment on reinsurers through internal rating to select reinsurers that have higher credit standing to mitigate credit risks.

Operational Risk

Operational risk refers to the risk of direct or indirect losses arising from incomplete internal operational processes, personnel, systems or external events.

The Company consistently implemented regulatory requirements and its operational risk management strategies, optimized the operational risk management system, and regulated the operational risk management processes, so as to enhance the effectiveness of operational risk management policies, systems and process management on an ongoing basis. The Company established an operational risk management system that combines three management tools, namely self- assessment of operational risk and its control, loss data room for operational risks and key risk indicators monitoring, and further reinforced the operational risk management at all levels of branches, so as to facilitate the vertical expansion of operational risk management network. In the meanwhile, the Company reported operational risk governance to the senior management on a quarterly basis. The operational risk control measures adopted by the Company mainly included the following: (1) carrying out the classification management for operational risk and developing an operational risk management process compatible with the nature, scale and risk characteristics of the Company’s business, including the identification, assessment, control, monitoring and reporting mechanisms; (2) establishing a loss data room for operational risks to carry out the loss data collection and analysis of operational risks on a regular basis; (3) establishing a key indicator room for operational risks to organize regular monitoring of any risks that may cause losses and to take relevant control measures against them; (4) conducting self- assessments on the operational risk management and effect on a regular basis and identifying any issues in the management and control of operational risks, with a view to constantly increasing the capability of the Company in operational risk management; and (5) promoting a culture of operational risk management by organizing and conducting training courses on operational risk management. In 2020, the operational risk management was satisfactory, and losses from operational risks were controllable. With the continual improvement of the operational risk control system, the management foundation of the Company was strengthened consistently.

Strategic Risk

Strategic risk refers to the risk of mismatch between strategies, market conditions and capabilities of the Company arising from ineffective formulation or implementation of strategies or changes in operational environment.

The Company set up a relatively well-developed system for strategic risk management, and established an organizational system for strategic risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management and with the division of labour and collaboration among the relevant functional departments. By taking into full account of various factors such as market conditions, risk preference and capital position, the Company made planning for its medium- and long-term development and put the same into practice in annual business plans and work plans, so as to strengthen the formulation, approval, implementation and evaluation of whole process management of strategic and development planning. The Company also created an indicator system for the daily monitoring of strategic risks to monitor and analyze strategic risks on a regular basis, which ensured an effective execution of the Company’s strategic risk management. In 2020, the soundness of the Company’s strategic risk management system and the effectiveness of its implementation were maintained.

China Life Insurance Company Limited    Annual Report 2020

Corporate Governance

Reputation Risk

Reputation risk refers to the risk of losses due to the negative comments to the Company from the stakeholders arising from the operation and management of the Company or external events. Reputation risk may exist in all aspects of operation and management, including corporate governance, product design, sales and promotion, claim services, application of capital, client complaints, petition through letters and visits and stability maintenance, information safety, remuneration plans, personnel management and information disclosure.

The Company established a system for reputation risk management to define the organizational structure and responsibilities of reputation risk management in strict compliance with the regulatory requirements. Further, the Company developed a mechanism for the evaluation and responsibility attribution of reputation risks, and optimized the processes covering the identification and ex-ante evaluation, monitoring, response and disposal, reporting, and rectification of reputation risk. By leveraging on technologies, the Company enhanced the intellectualization of reputation risk management to promptly identify reputation risk events and give pre-warning in respect thereof. The Company also continued to offer training courses and exercises on reputation risk management to raise the risk awareness of all employees, which helped enhance its risk response capability. In 2020, the Company constantly made improvements to its system for reputation risk management, strengthened coordinated management between client complaints and reputation risks, focused on source management, and took proper measures against such risk. As a result, no major reputation risk events have occurred for the year.

Liquidity Risk

Liquidity risk refers to the risk that the Company does not have access to sufficient funds in time or at reasonable costs to meet its liabilities or other payment obligations as they become due.

The Company established a system for liquidity risk management to define the organizational structure and responsibilities of liquidity risk management. Further, the Company developed the processes covering the identification, evaluation, monitoring, response and disposal, reporting, and rectification of liquidity risk, and organized regular emergency exercises on liquidity risks. Overall, the liquidity risk of the Company was insignificant. The Company will constantly step up its effort on liquidity risk management pursuant to the regulatory requirements and its own regulations to ensure the performance of its obligation and give insurance benefits as scheduled.

Information Safety Risk

Information safety risk refers to the operational, legal and reputation risks caused by natural factors, human factors, technological loopholes or management defects in the process of applying information technology in the Company.

The Company attached great importance to information safety risk management. Firstly, the Company set up organizations to offer protection for information safety. It established the information safety functional departments at the headquarters and provincial levels for performing the duty of information safety management at each level. Secondly, the Company developed various systems and strictly implemented such systems to ensure the standardization of information management. Thirdly, the Company optimized the safety management requirements for the full life cycle of its IT system. By conducting safety tests and quality checks on the IT system before and after it was put online, the Company consistently enhanced the safety of such system. The Company also formulated contingency plans for regular exercises in a bid to enhance its emergency response capability to address cyber attacks or safety accidents. Through the application of new cutting-edge technologies such as cloud computing and big data in all aspects, the Company built a security situational awareness platform for the centralized analysis and coordinated disposal of various safety risks. In addition, the Company constantly stepped up efforts on education for the safety awareness of employees to foster a corporate culture of “everyone places emphasis on safety”, and conducted several assessments on internal and external risks, which further enhanced the capability of the Company in information safety risk management. In 2020, the Company has not had any circumstances where its operation was affected due to the breakdown of computers or security breach.

For other analysis on the insurance risk, market risk, credit risk and liquidity risk of the Company, please refer to the “Risk Management” section in Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

China Life Insurance Company Limited    Annual Report 2020

Other Information

OTHER INFORMATION

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese

Registered Name in English	China Life Insurance Company Limited (“China Life”)

Legal Representative	Wang Bin

Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Telephone	86-10-63633333

Fax	86-10-66575722

Website	www.e-chinalife.com

Email	ir@e-chinalife.com

Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone	852-29192628

China Life Insurance Company Limited    Annual Report 2020

Other Information

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com

*	Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Securities Times, Securities Daily

CSRC’s Designated Website for the Company’s Annual Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Annual Report may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

China Life Insurance Company Limited    Annual Report 2020

Other Information

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	Ernst & Young Hua Ming LLP	Ernst & Young

Auditors of the Company	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

	Name of the Signing Auditors: Huang Yuedong, Xu Ting	Name of the Certified Auditor: Choi Kam Cheong, Geoffrey

China Life Insurance Company Limited    Annual Report 2020

Other Information

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Investment in China Life Aged-Care Industry Investment Fund and Notice of the First Extraordinary General Meeting 2020	2020/1/2
2	Notice of the First Extraordinary General Meeting 2020	2020/1/2
3	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2020 of the Company to be held on Thursday, 20 February 2020	2020/1/2
4	Reply Slip of Holders of H Shares	2020/1/2
5	Notification Letter and Change Request Form to Registered Shareholders	2020/1/2
6	Notification Letter and Request Form to Non-Registered Shareholders	2020/1/2
7	Announcement – Approval of Qualification as Supervisor by the CBIRC Beijing Bureau and Resignation of Supervisor	2020/1/3
8	Announcement of Premium Income	2020/1/15
9	Election of Language and Means of Receipt of Corporate Communication	2020/1/16
10	Reply Form	2020/1/16
11	Announcement – Estimated Profit Increase for the Year 2019	2020/1/19
12	Clarification Announcement	2020/2/13
13	Indicative Announcement – Approval by the CBIRC of Gratuitous Transfer of the Controlling Shareholder’s Partial State-owned Shares	2020/2/14
14	Announcement – Forfeiture of Unclaimed Dividends	2020/2/17
15	Announcement of Premium Income	2020/2/18
16	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2020	2020/2/20
17	Announcement – Approval of Qualification of Director by the CBIRC Beijing Bureau	2020/3/2
18	Notice of Board Meeting	2020/3/12
19	Announcement of Premium Income	2020/3/12
20	Announcement – Collection of Questions for 2019 Annual Results Briefing	2020/3/19
21	Announcement of Results for the Year Ended 31 December 2019	2020/3/25
22	China Life Insurance Company Limited 2019 Environmental, Social and Governance (ESG) & Social Responsibility Report	2020/3/25
23	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2019)	2020/3/25
24	Announcement – Continuing Connected Transactions under New Asset Management Agreements and Revision of Annual Caps for Continuing Connected Transactions	2020/3/25
25	Announcement – Nomination of Independent Non-Executive Director	2020/3/25
26	Notice of Board Meeting	2020/4/9
27	Announcement of Premium Income	2020/4/14
28	Annual Report 2019	2020/4/16

China Life Insurance Company Limited    Annual Report 2020

Other Information

Serial No.	Items	Date of disclosure
29	Reports of the Board of Directors & the Board of Supervisors for 2019, Financial Report and Profit Distribution Plan for 2019, Remuneration of Directors and Supervisors, Election of Mr. Lam Chi Kuan as an Independent Director of the Sixth Session of the Board of Directors, Remuneration of Auditors for 2019 & Appointment of Auditors for 2020, General Mandate to Issue H Shares, Duty Report of the Independent Directors of the Board of Directors for 2019, Report on the Overall Status of Connected Transactions for 2019 & Notice of AGM	2020/4/16
30	Notice of Annual General Meeting	2020/4/16
31	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Monday, 29 June 2020	2020/4/16
32	Reply Slip of H Share Shareholders	2020/4/16
33	Notification Letter and Change Request Form to Registered Shareholders	2020/4/16
34	Notification Letter and Request Form to Non-Registered Shareholders	2020/4/16
35	2020 First Quarter Report	2020/4/23
36	Announcement – Resignation of Executive Director and Change of Person in Charge of Finance	2020/4/23
37	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2020)	2020/4/23
38	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2020/4/23
39	Announcement of Premium Income	2020/5/14
40	Announcement – Approval of Qualification of Person in Charge of Finance by CBIRC Beijing Bureau	2020/5/26
41	Notice of Redemption	2020/5/27
42	Announcement of Premium Income	2020/6/11
43	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2020/6/29
44	Notice on Completion of Redemption	2020/7/6
45	Announcement of Premium Income	2020/7/14
46	Announcement – Resignation of Supervisor	2020/7/23
47	Announcement of Premium Income	2020/8/12
48	Notice of Board Meeting	2020/8/14
49	Announcement – Collection of Questions for 2020 Interim Results Briefing	2020/8/18
50	Announcement – Unusual Price Movement of A Shares of the Company	2020/8/18
51	Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2020	2020/8/26
52	Announcement – Connected Transaction – Formation of Partnership	2020/8/26
53	Announcement – Connected Transaction – Formation of Partnership	2020/8/26
54	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2020)	2020/8/26

China Life Insurance Company Limited    Annual Report 2020

Other Information

Serial No.	Items	Date of disclosure
55	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2020/8/26
56	2020 Interim Report	2020/9/10
57	Notification Letter and Change Request Form to Registered Shareholders	2020/9/10
58	Notification Letter and Request Form to Non-Registered Shareholders	2020/9/10
59	Announcement of Premium Income	2020/9/11
60	Supplemental Announcement – Connected Transaction in relation to the Formation of Partnerships	2020/9/29
61	Notice of Board Meeting	2020/10/15
62	Announcement of Premium Income	2020/10/19
63	Announcement – Resignation of Independent Non-executive Director	2020/10/19
64	2020 Third Quarter Report	2020/10/28
65	Announcement – Connected Transaction – Formation of Partnership	2020/10/28
66	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2020)	2020/10/28
67	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2020/10/28
68	Announcement of Premium Income	2020/11/12
69	Voluntary Announcement	2020/11/24
70	Announcement in relation to Relevant Representation on the 2020 Corporate Day	2020/12/7
71	Materials for the China Life 2020 Corporate Day	2020/12/7
72	Announcement of Premium Income	2020/12/11
73	Announcement – Renewal of Continuing Connected Transactions under the Insurance Sales Framework Agreement	2020/12/17
74	Announcement – Renewal of Continuing Connected Transactions under the Policy Management Agreement	2020/12/17
75	Announcement – Supplementary Information regarding Compensation of Directors, Supervisors and Senior Management Members in 2019	2020/12/17
76	Announcement – Premium Income Exceeding RMB600 Billion	2020/12/21

China Life Insurance Company Limited    Annual Report 2020

Other Information

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[6]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Management Company Limited, the former China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission, the predecessors of which are China Insurance Regulatory Commission and China Banking Regulatory Commission

CBIRC Beijing Bureau	Beijing Bureau of the China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

MATERIAL RISK ALERT:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk and information safety risk. The Company has adopted various measures to manage and control different risks effectively. For details please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis” and the “Internal Control and Risk Management” in the section headed “Corporate Governance” of this report.

[6]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

FINANCIAL REPORT

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 122 to 244, which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION (continued)

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Valuation of insurance contract liabilities

At 31 December 2020, the Group had significant insurance contract liabilities in the amount of RMB2,973.23 billion. As disclosed in Notes 2.12 and 15 to the consolidated financial statements, the Group’s insurance contract liabilities are primarily comprised of long-term insurance contract liabilities. The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts.

Auditing the Group’s long-term insurance contract liabilities was complex due to the complexity of the actuarial models and highly judgemental nature of the actuarial assumptions used by management to estimate the liabilities. The actuarial assumptions include mortality, morbidity, lapse rates, discount rates, and expenses. Changes in these assumptions could have significant effects on the valuation of the long-term insurance contract liabilities.

The impairment test for investment in an associate

At 31 December 2020, the Group held a material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB11.29 billion. As disclosed in Note 9 to the consolidated financial statements, as the quoted market price of this investment has been continuously below its carrying value, the Group performed an impairment test, and recognised an impairment loss of RMB707 million in 2020.

Auditing management’s impairment test of Sino-Ocean was complex due to the significant estimates and judgements involved in management’s assessment of its value in use, including the selling prices of properties under development, rental prices of investment properties included in the projection of future cash flows and the discount rates used. These estimates and judgements may be affected by unexpected changes in the future market or economic conditions.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s long-term insurance contract liabilities valuation processes. For example, we tested controls over management’s review of the actuarial models, the actuarial assumptions, and the data inputs used.

To test the valuation of long-term insurance contract liabilities, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us with assessing the reasonableness of the assumptions by comparing them to industry data, historical experiences and expectations of the Group. For a sample of selected insurance products, our actuarial specialists performed an independent recalculation of the long-term insurance contract liabilities. In addition, our actuarial specialists assisted in performing analytical procedures over the movement of long- term insurance contract liabilities considering changes in the actuarial assumptions in the reporting period.

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s investment impairment test of Sino-Ocean. For example, we tested controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation.

To test the impairment test of Sino-Ocean, our audit procedures included, among others, evaluating the Group’s valuation methodology and testing the completeness and accuracy of the underlying data used in the cash flows projection. We compared the selling prices of properties under development and rental prices of investment properties used in the cash flow projection to the historical business results of Sino-Ocean and industry data. We also involved our valuation specialists to assist us with assessing the reasonableness of the Group’s valuation methodology with reference to valuation guidelines and industry practice. In addition, we compared the discount rate used by the Group with the discount rate developed by our valuation specialists using information of comparable companies.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Fair value of level III financial assets

At 31 December 2020, the Group held material investments in certain level III financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available- for-sale securities at fair value or securities at fair value through profit or loss with a combined carrying value of RMB293.92 billion. As disclosed in Note 4.4 to the consolidated financial statements, these investments are classified as level III in the fair value hierarchy as their fair values are measured using valuation methodologies with significant unobservable inputs.

Auditing the fair value measurement of the Group’s level III financial assets was complex due to the significant estimates and judgements involved in the assessment of valuation methodologies and significant unobservable inputs, including discount rates and discounts for lack of marketability, among others. The use of different valuation methodologies and changes in significant unobservable inputs could result in significantly different fair value estimates.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s fair value measurement of level III financial assets. For example, we tested management’s review controls over the valuation methodologies and the significant unobservable inputs used in the fair value measurements.

To test the fair value measurement of level III financial assets, our audit procedures included, among others, evaluating the Group’s valuation methodologies, testing the significant unobservable inputs used by the Group in determining the fair values, and testing the mathematical accuracy of the Group’s valuation calculations. We involved our valuation specialists to assist us with evaluating the Group’s valuation methodologies and assessing the reasonableness of the significant unobservable inputs, including discount rates and discounts for lack of marketability, among others used in the valuations by comparing them to information available from third-party sources and market data. For a sample of the Group’s level III financial assets, our valuation specialists also independently developed fair value estimates and compared them to the Group’s valuation results.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Kam Cheong, Geoffrey.

Ernst & Young

Certified Public Accountants

Hong Kong

25 March 2021

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Financial Position

As at 31 December 2020

	Notes	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
ASSETS
Property, plant and equipment	6	52,747	51,758
Right-of-use assets	7	3,076	3,520
Investment properties	8	14,217	12,141
Investments in associates and joint ventures	9	239,584	222,983
Held-to-maturity securities	10.1	1,189,369	928,751
Loans	10.2	658,535	608,920
Term deposits	10.3	545,667	535,260
Statutory deposits – restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,215,603	1,058,957
Securities at fair value through profit or loss	10.6	161,570	141,608
Derivative financial assets	10.7	—	428
Securities purchased under agreements to resell	10.8	7,947	4,467
Accrued investment income	10.9	45,200	41,703
Premiums receivable	12	20,730	17,281
Reinsurance assets	13	6,095	5,161
Other assets	14	29,021	34,029
Deferred tax assets	29	87	128
Cash and cash equivalents		56,629	53,306

Total assets		4,252,410	3,726,734

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Financial Position (continued)

As at 31 December 2020

	Notes	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,973,225	2,552,736
Investment contracts	16	288,212	267,804
Policyholder dividends payable		122,510	112,593
Interest-bearing loans and borrowings	17	19,556	20,045
Lease liabilities		2,664	3,091
Bonds payable	18	34,992	34,990
Financial liabilities at fair value through profit or loss		3,732	3,859
Securities sold under agreements to repurchase	19	122,249	118,088
Annuity and other insurance balances payable		55,031	51,019
Premiums received in advance		53,021	60,898
Other liabilities	20	104,426	81,114
Deferred tax liabilities	29	15,286	10,330
Current income tax liabilities		191	223
Statutory insurance fund	21	384	602

Total liabilities		3,795,479	3,317,392

Equity
Share capital	36	28,265	28,265
Other equity instruments	37	—	7,791
Reserves	38	237,890	197,221
Retained earnings		183,896	170,487

Attributable to equity holders of the Company		450,051	403,764

Non-controlling interests		6,880	5,578

Total equity		456,931	409,342

Total liabilities and equity		4,252,410	3,726,734

Approved and authorised for issue by the Board of Directors on 25 March 2021.

Wang Bin	Su Hengxuan
Director	Director

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2020

	Notes	2020 RMB million	2019 RMB million
REVENUES
Gross written premiums		612,265	567,086

Less: premiums ceded to reinsurers		(6,053)	(5,238)

Net written premiums		606,212	561,848
Net change in unearned premium reserves		(1,546)	(1,570)

Net premiums earned		604,666	560,278

Investment income	22	154,497	139,919
Net realised gains on financial assets	23	14,583	1,831
Net fair value gains through profit or loss	24	21,900	19,251
Other income		9,315	8,195

Total revenues		804,961	729,474

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(113,609)	(127,877)
Accident and health claims and claim adjustment expenses	25	(52,395)	(50,783)
Increase in insurance contract liabilities	25	(414,797)	(330,807)
Investment contract benefits	26	(9,846)	(9,157)
Policyholder dividends resulting from participation in profits		(28,279)	(22,375)
Underwriting and policy acquisition costs		(84,342)	(81,396)
Finance costs	27	(3,747)	(4,255)
Administrative expenses		(37,687)	(40,275)
Statutory insurance fund contribution	21	(1,229)	(1,163)
Other expenses		(12,208)	(9,602)

Total benefits, claims and expenses		(758,139)	(677,690)

Net gains on investments of associates and joint ventures	9	7,666	8,011
Including: share of profit of associates and joint ventures		8,336	9,159

Profit before income tax	28	54,488	59,795

Income tax	29	(3,103)	(781)

Net profit		51,385	59,014

Attributable to:
– Equity holders of the Company		50,268	58,287
– Non-controlling interests		1,117	727
Basic and diluted earnings per share	31	RMB1.77	RMB2.05

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2020

	Notes	2020 RMB million	2019 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		52,547	69,600
Amount transferred to net profit from other comprehensive income		(14,386)	(4,635)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(3,959)	(19,521)
Share of other comprehensive income of associates and joint ventures under the equity method		672	599
Exchange differences on translating foreign operations		(986)	237
Income tax relating to components of other comprehensive income	29	(8,482)	(11,292)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		25,406	34,988

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		344	(76)

Other comprehensive income for the year, net of tax		25,750	34,912

Total comprehensive income for the year, net of tax		77,135	93,926

Attributable to:
– Equity holders of the Company		75,967	93,134
– Non-controlling interests		1,168	792

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Changes in Equity

For the year ended 31 December 2020

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million (Note 36)	RMB million (Note 37)	RMB million (Note 38)	RMB million	RMB million	RMB million
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	58,287	727	59,014
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,287	792	93,926

Transactions with owners
Appropriation to reserves (Note 38)	—	—	13,087	(13,087)	—	—
Dividends paid (Note 33)	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings (Note 38)	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,221	170,487	5,578	409,342

As at 1 January 2020	28,265	7,791	197,221	170,487	5,578	409,342
Net profit	—	—	—	50,268	1,117	51,385
Other comprehensive income	—	—	25,699	—	51	25,750

Total comprehensive income	—	—	25,699	50,268	1,168	77,135

Transactions with owners
Appropriation to reserves (Note 38)	—	—	16,025	(16,025)	—	—
Dividends paid (Note 33)	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(174)	(174)
Others	—	(7,791)	(1,055)	—	308	(8,538)

Total transactions with owners	—	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020	28,265	—	237,890	183,896	6,880	456,931

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Cash Flows

For the year ended 31 December 2020

	2020 RMB million	2019 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	54,488	59,795

Adjustments for:
Investment income	(154,497)	(139,919)
Net realised and unrealised gains on financial assets	(36,483)	(21,082)
Insurance contracts	419,866	335,971
Depreciation and amortisation	5,161	4,379
Foreign exchange losses/(gains)	(119)	67
Net gains on investments of associates and joint ventures	(7,666)	(8,011)
Changes in operating assets and liabilities:
Decrease/(increase) in securities at fair value through profit or loss, net	(21,954)	6,858
Financial liabilities at fair value through profit or loss	3,004	1,213
Receivables and payables	40,592	50,622
Income tax paid	(3,263)	(8,636)
Interest received – securities at fair value through profit or loss	4,120	3,811
Dividends received – securities at fair value through profit or loss	775	964

Net cash inflow/(outflow) from operating activities	304,024	286,032

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	36,774	112,182
Maturities of debt investments	198,640	133,519
Disposals of equity investments	308,406	450,014
Disposals of property, plant and equipment	57	72
Disposals of subsidiaries	2,175	1,432
Purchases:
Debt investments	(593,917)	(504,292)
Equity investments	(338,306)	(545,657)
Property, plant and equipment	(7,467)	(11,415)
Investments in associates and joint ventures	(14,942)	(23,389)
Decrease/(increase) in term deposits, net	(10,947)	24,102
Decrease/(increase) in securities purchased under agreements to resell, net	(3,850)	5,468
Interest received	126,848	116,846
Dividends received	29,590	25,169
Increase in policy loans, net	(25,858)	(32,707)
Cash received related to other investing activities	—	1,141

Net cash inflow/(outflow) from investing activities	(292,797)	(247,515)

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2020

	2020 RMB million	2019 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	4,912	(73,552)
Interest paid	(3,779)	(3,072)
Repayment of borrowings	(6,505)	(365)
Dividends paid to equity holders of the Company	(20,834)	(4,916)
Dividends paid to non-controlling interests	(161)	(133)
Proceeds from issue of bonds	—	34,988
Cash received from borrowings	6,822	123
Payment of principal portion of lease liabilities	(1,478)	(1,348)
Cash paid for redemption of other equity instruments	(9,060)	—
Capital injected into subsidiaries by non-controlling interests	22,846	12,961
Cash received related to other financing activities	1,069	—
Cash paid related to other financing activities	(1,592)	(761)

Net cash inflow/(outflow) from financing activities	(7,760)	(36,075)

Foreign exchange gains/(losses) on cash and cash equivalents	(144)	55

Net increase in cash and cash equivalents	3,323	2,497

Cash and cash equivalents
Beginning of the year	53,306	50,809

End of the year	56,629	53,306

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	56,510	52,800
Short-term bank deposits	119	506

The notes on pages 129 to 244 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements

For the year ended 31 December 2020

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 25 March 2021.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	1 January 2020
IFRS 16 Amendment	Covid-19-Related Rent Concessions (early adopted)	1 June 2020

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2020 (continued)

IFRS 3 Amendments – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IFRS 16 Amendment – Covid-19-Related Rent Concessions (early adopted)

In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of Covid-19. The amendment does not apply to lessors.

The practical expedient applies only to rent concessions occurring as a direct consequence of Covid-19 and only if all of the following conditions are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted.

The Group has early adopted the amendment on 1 January 2020. Because the Group was not provided with a significant amount of rent concessions arising as a direct consequence of Covid-19, the amendment did not have any significant impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group has adopted the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendments”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 34 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2020 and made relevant disclosures in Note 34.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward- looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform – Phase 2	1 January 2021
IFRS 17	Insurance Contracts	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognise hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when thealternative benchmark rate is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 31 December 2020. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2020 (continued)

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. The Group is currently assessing the impact of the implementation of the standard.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2020 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2020. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•

reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker – president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: (i) the segment generates income and incurs costs from daily operating activities; (ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and (iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non- refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives
Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

2.7	Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of a time, the Group assesses whether, throughout the period of use, the lessee has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

As a lessee

Initial measurement

At the commencement date of the lease, the Group recognises right-of-use assets representing the right to use the leased assets, including buildings and land use rights, etc. The Group measures the lease liability at the present value of the lease payments that are not paid at that date, except for short-term leases and leases of low-value assets. In calculating the present value of the lease payments, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its own incremental borrowing rate.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)

As a lessee (continued)

Initial measurement (continued)

The lease term is the non-cancellable period of a lease when the Group has the right to use lease assets. When the Group has an option to extend a lease and is reasonably certain to exercise that option to extend a lease, the lease term also comprises the periods covered by the option to extend the lease. When the Group has an option to terminate the lease and is reasonably certain not to exercise that option, the lease term also comprises the periods covered by the option to terminate the lease. The Group reassesses whether it is reasonably certain to exercise an extension option, to exercise a purchase option or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that are within the control of the Group and affects whether the Group is reasonably certain to exercise the commensurate options.

Subsequent measurement

The Group applies the straight-line method in depreciating the right-of-use assets. If it is reasonably certain that ownership of a leased asset transfers to the Group at the end of the lease term, the leased asset is depreciated under the remaining useful life of the asset. If it cannot be reasonably determined that ownership of a leased asset transfers to the Group at the end of the lease term, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Group uses a constant periodic rate of interest to calculate interest on the lease liability in each period during the lease term and recognises the interest in profit or loss.

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability and adjust the carrying amount of right-of-use asset accordingly. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group assesses whether there is any indication that a right-of-use asset may be impaired at the end of reporting period. If any such indication exists, the Group performs the impairment test. An impairment loss is recognised in net profit for the amount by which the carrying amount of the right-of-use asset exceeds its recoverable amount, which is the higher of the right-of-use asset’s net selling price and value in use.

Covid-19-Related Rent Concessions

The Group partly adopts the simplified method for rental concessions arising as a direct consequence of Covid-19 reached by the Group and the lessor on the existing lease contracts of buildings. The Group treats the rent concessions as variable lease payments. When a concession agreement is reached to relieve the original rent payment obligation, the undiscounted cash amount will be used to offset the cost of the related asset or expense, and adjust the related liability.

As a lessor

At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.9	Financial assets

2.9.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held- to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans,securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.10	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 8, 11 and 42(c) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.12	Insurance contracts and investment contracts

2.12.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.12.2	Insurance contracts

2.12.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)

The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•

reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)

Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.12.3), which are stated in the investment contract liabilities.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.12.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.12.3	Investment contracts

For investment contracts with or without DPF, the Company’s policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.12.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.14	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.15	Bonds payable

Bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.16	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.17	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.20	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.21	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase, interest-bearing loans, borrowings and lease liabilities are recognised within finance costs in net profit using the effective interest rate method.

2.22	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Current and deferred income taxation (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimates of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, expense assumptions and policy dividend assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, expenses assumption and policy dividend assumptions) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 15.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.9.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•

debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•

equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•

securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2020, the Group has consolidated some funds, debt investment schemes and asset management products issued and managed by the Company’s subsidiaries, China Life AMP Asset Management Company (“CL AMP”), China Life Asset Management Company Limited (“AMC”) and China Life Wealth Management Company (“CL Wealth”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 42(d) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2020		2019
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	42,657	7.96%	238	0.05%
Xin Fu Ying Jia (b)	24,116	4.50%	37,024	7.44%
Kang Ning Whole Life (c)	17,553	3.27%	19,701	3.96%
Fu Lu Shuang Xi Participating Endowment (d)	12,673	2.36%	15,129	3.04%
Hong Ying Participating Endowment (e)	137	0.03%	558	0.11%
Others (f)	439,014	81.88%	424,920	85.40%

Total	536,150	100.00%	497,570	100.00%

Insurance benefits of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	21	0.03%	—	—
Xin Fu Ying Jia (b)	1,823	2.17%	1,799	2.25%
Kang Ning Whole Life (c)	5,075	6.05%	5,119	6.39%
Fu Lu Shuang Xi Participating Endowment (d)	3,918	4.67%	3,108	3.88%
Hong Ying Participating Endowment (e)	11,393	13.59%	7,906	9.87%
Others (f)	61,624	73.49%	62,192	77.61%

Total	83,854	100.00%	80,124	100.00%

	As at 31 December 2020		As at 31 December 2019
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	30,885	1.05%	140	0.01%
Xin Fu Ying Jia (b)	114,111	3.89%	86,876	3.45%
Kang Ning Whole Life (c)	338,286	11.52%	309,519	12.28%
Fu Lu Shuang Xi Participating Endowment (d)	163,395	5.56%	152,713	6.06%
Hong Ying Participating Endowment (e)	24,398	0.83%	35,403	1.40%
Others (f)	2,265,458	77.15%	1,936,680	76.80%

Total	2,936,533	100.00%	2,521,331	100.00%

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)

Xin Xiang Zhi Zun Annuity (Celebration Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 68-year-old. From the first effective date after the fifth policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 60% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(b)

Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

(c)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Fu Lu Shuang Xi Participating Endowment is a participating insurance contract with the options for regular premium of 3 years, 5 years and 10 years paid annually, semiannually, quarterly or monthly. Its insured period extends from the effective date of the insurance contract to the corresponding date of the year when the policyholders turn 75-year-old. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Starting from the effective date of the insurance contract, the survival benefit is paid every two policy years on the corresponding date at 10% of the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at death benefit amount. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at maturity benefit amount.

(e)

Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB34,590 million or RMB35,955 million (as at 31 December 2019: RMB28,045 million or RMB29,286 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB707 million or RMB646 million (as at 31 December 2019: RMB1,336 million or RMB1,253 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB114,536 million or RMB131,732 million (as at 31 December 2019: RMB96,131 million or RMB108,946 million) higher or lower, respectively.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre- tax profit is expected to be RMB733 million (as at 31 December 2019: RMB670 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2016	2017	2018	2019	2020	Total

Year end	27,120	33,926	40,601	49,727	52,589
1 year later	27,303	34,845	42,785	51,051
2 years later	26,851	34,328	41,945
3 years later	26,851	34,328
4 years later	26,851

Estimated accumulated claims expenses	26,851	34,328	41,945	51,051	52,589	206,764
Accumulated claims expenses paid	(26,851)	(34,328)	(41,945)	(48,845)	(32,804)	(184,773)

Unpaid claims expenses	—	—	—	2,206	19,785	21,991

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2016	2017	2018	2019	2020	Total

Year end	26,897	33,700	40,157	49,175	51,994
1 year later	27,107	34,560	42,280	50,414
2 years later	26,655	34,045	41,442
3 years later	26,655	34,045
4 years later	26,655

Estimated accumulated claims expenses	26,655	34,045	41,442	50,414	51,994	204,550
Accumulated claims expenses paid	(26,655)	(34,045)	(41,442)	(48,229)	(32,397)	(182,768)

Unpaid claims expenses	—	—	—	2,185	19,597	21,782

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 10.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2020, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB627 million (as at 31 December 2019: RMB528 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB13,906 million (as at 31 December 2019: RMB9,854 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk mainly because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2020, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB6,596 million (as at 31 December 2019: RMB5,641 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB45,939 million (as at 31 December 2019: RMB38,559 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2020 and 2019, expressed in RMB equivalent:

As at 31 December 2020	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	9,711	108,493	—	—	—	118,204
– Securities at fair value through profit or loss	4,352	185	350	1,219	847	6,953
Debt securities
– Held-to-maturity securities	220	—	—	—	—	220
– Loans	1,445	—	—	—	—	1,445
– Available-for-sale securities	3,615	—	—	—	—	3,615
– Securities at fair value through profit or loss	297	—	21	11	10	339
Term deposits	7,990	—	—	—	—	7,990
Cash and cash equivalents	598	1,297	358	140	7	2,400

Total	28,228	109,975	729	1,370	864	141,166

Financial liabilities
Interest-bearing loans and other borrowings	11,940	—	2,444	5,172	—	19,556

Total	11,940	—	2,444	5,172	—	19,556

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2019	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	11,086	95,428	—	—	—	106,514
– Securities at fair value through profit or loss	4,549	660	871	2,166	1,292	9,538
Debt securities
– Held-to-maturity securities	218	—	—	—	—	218
– Loans	1,592	—	—	—	—	1,592
– Available-for-sale securities	7,557	—	—	—	—	7,557
– Securities at fair value through profit or loss	448	—	35	15	9	507
Term deposits	8,026	32	—	—	—	8,058
Cash and cash equivalents	1,842	444	406	20	3	2,715

Total	35,318	96,564	1,312	2,201	1,304	136,699

Financial liabilities
Interest-bearing loans and other borrowings	12,892	—	2,515	4,638	—	20,045

Total	12,892	—	2,515	4,638	—	20,045

As at 31 December 2020, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB339 million (as at 31 December 2019: RMB1,013 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for- sale reserve in equity would have been RMB11,593 million (as at 31 December 2019: RMB10,423 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2020 were RMB119 million (2019: exchange losses of RMB67 million).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2020 and 2019.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2020, 99.9% (as at 31 December 2019: 99.8%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2020, 100.0% (as at 31 December 2019: 100.0%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2020, 99.7% (as at 31 December 2019: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2020 and 2019.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2020 and 2019.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for primary financial assets and liabilities and insurance liabilities:

As at 31 December 2020	Carrying value	Without maturity	Contractual and expected cash flows (undiscounted)
			Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	700,748	700,748	—	—	—	—
Debt securities	1,865,794	—	136,885	349,334	287,939	2,260,215
Loans	658,535	—	235,901	219,840	129,813	173,729
Term deposits	545,667	—	75,353	329,191	197,867	1,753
Statutory deposits – restricted	6,333	—	297	6,098	720	—
Securities purchased under agreements to resell	7,947	—	7,947	—	—	—
Accrued investment income	45,200	—	44,197	565	438	—
Premiums receivable	20,730	—	20,730	—	—	—
Cash and cash equivalents	56,629	—	56,629	—	—	—

Subtotal	3,907,583	700,748	577,939	905,028	616,777	2,435,697

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,973,225	—	190,123	151,280	(93,971)	(5,618,867)
Investment contracts	288,212	—	(29,149)	(13,861)	68,882	(798,317)

Contractual cash outflows
Securities sold under agreements to repurchase	122,249	—	(122,249)	—	—	—
Financial liabilities at fair value through profit or loss	3,732	(3,732)	—	—	—	—
Annuity and other insurance balances payable	55,031	—	(55,031)	—	—	—
Interest-bearing loans and other borrowings	19,556	—	(2,044)	(4,384)	(14,680)	—
Bonds payable	34,992	—	(328)	(2,996)	(36,498)	—
Lease liabilities	2,664	—	(1,273)	(1,250)	(331)	(41)

Subtotal	3,499,661	(3,732)	(19,951)	128,789	(76,598)	(6,417,225)

Net cash inflow/(outflow)	407,922	697,016	557,988	1,033,817	540,179	(3,981,528)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2019	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	605,996	605,996	—	—	—	—
Debt securities	1,523,748	—	107,632	319,656	250,805	1,701,886
Loans	608,920	—	232,715	174,260	117,001	191,290
Term deposits	535,260	—	119,827	184,707	294,477	8,087
Statutory deposits – restricted	6,333	—	479	2,315	4,594	—
Securities purchased under agreements to resell	4,467	—	4,467	—	—	—
Accrued investment income	41,703	—	40,710	561	432	—
Premiums receivable	17,281	—	17,281	—	—	—
Cash and cash equivalents	53,306	—	53,306	—	—	—

Subtotal	3,397,014	605,996	576,417	681,499	667,309	1,901,263

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,552,736	—	179,925	209,603	(35,264)	(5,015,173)
Investment contracts	267,804	—	(24,020)	(29,900)	23,462	(606,662)

Contractual cash outflows
Securities sold under agreements to repurchase	118,088	—	(118,088)	—	—	—
Financial liabilities at fair value through profit or loss	3,859	(3,859)	—	—	—	—
Annuity and other insurance balances payable	51,019	—	(51,019)	—	—	—
Interest-bearing loans and other borrowings	20,045	—	(4,776)	(1,572)	(16,111)	—
Bonds payable	34,990	—	(332)	(2,996)	(37,996)	—
Lease liabilities	3,091	—	(1,331)	(1,491)	(440)	(74)

Subtotal	3,051,632	(3,859)	(19,641)	173,644	(66,349)	(5,621,909)

Net cash inflow/(outflow)	345,382	602,137	556,776	855,143	600,960	(3,720,646)

The amounts set forth in the tables above for insurance and investment contracts in each column are the undiscounted cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB122,510 million as at 31 December 2020 (as at 31 December 2019: RMB112,593 million). As at 31 December 2020, declared dividends of RMB82,154 million (as at 31 December 2019: RMB77,512 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB64,445 million and RMB220,973 million, respectively for the year ended 31 December 2020 (2019: RMB61,178 million and RMB204,037 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing Core Tier 2 Capital Securities and bonds for capital replenishment according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits – restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 38, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1-No.17):

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Core capital	1,031,947	952,030
Actual capital	1,066,939	987,067
Minimum capital	396,749	356,953
Core solvency ratio	260%	267%
Comprehensive solvency ratio	269%	277%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgements related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i) The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2020	Size RMB million	Carrying amount of assets RMB million	Maximum exposure RMB million	Interest held by the Group
Funds managed by affiliated entities	158,182	8,232	8,232	Investment income and service fee
Funds managed by third parties	Note 1	99,649	99,649	Investment income
Trust schemes managed by affiliated entities	2,096	1,298	1,298	Investment income
Trust schemes managed by third parties	Note 1	63,229	63,229	Investment income
Debt investment schemes managed by affiliated entities	18,275	9,172	9,172	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	27,747	27,747	Investment income
Others managed by affiliated entities Note [2]	290,937	12,681	12,681	Investment income and service fee
Others managed by third parties Note [2]	Note 1	75,551	75,551	Investment income

	Unconsolidated structured entities
As at 31 December 2019	Size RMB million	Carrying amount of assets RMB million	Maximum exposure RMB million	Interest held by the Group
Funds managed by affiliated entities	185,158	6,497	6,497	Investment income and service fee
Funds managed by third parties	Note 1	106,205	106,205	Investment income
Trust schemes managed by affiliated entities	6,400	3,588	3,588	Investment income and service fee
Trust schemes managed by third parties	Note 1	71,707	71,707	Investment income
Debt investment schemes managed by affiliated entities	34,025	14,832	14,832	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	37,112	37,112	Investment income
Others managed by affiliated entities Note 2	452,814	10,827	10,827	Investment income and service fee
Others managed by third parties Note 2	Note 1	98,003	98,003	Investment income

Note 1:	Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2020, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB686,989 million (as at 31 December 2019: RMB600,223 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2020, the management service fee from these structured entities was RMB2,092 million (2019: RMB1,749 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

4.4	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2020, assets classified as Level 1 accounted for approximately 36.56% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2020, assets classified as Level 2 accounted for approximately 41.77% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

At 31 December 2020, assets classified as Level 3 accounted for approximately 21.67% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2020:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	97,476	—	—	97,476
Common stocks	278,255	22,994	—	301,249
Preferred stocks	—	—	53,778	53,778
Wealth management products	—	13,013	—	13,013
Others	11,038	41,401	96,232	148,671
– Debt securities
Government bonds	5,838	43,418	—	49,256
Government agency bonds	25,297	143,716	—	169,013
Corporate bonds	2,408	133,617	—	136,025
Subordinated bonds/debts	6,244	75,551	—	81,795
Others	—	816	143,905	144,721
Securities at fair value through profit or loss
– Equity securities
Funds	16,731	104	—	16,835
Common stocks	48,334	524	—	48,858
Others	41	221	—	262
– Debt securities
Government bonds	336	1,302	—	1,638
Government agency bonds	972	3,450	—	4,422
Corporate bonds	2,957	83,837	9	86,803
Others	—	2,752	—	2,752

Total	495,927	566,716	293,924	1,356,567

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,732)	—	—	(3,732)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,742)	—	—	(3,742)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2020:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets RMB million	Total RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million

Opening balance	105,650	128,899	16	428	234,993
Purchases	38,486	19,953	—	—	58,439
Total gains/(losses) recorded in profit or loss	—	—	(7)	(121)	(128)
Total gains/(losses) recorded in other comprehensive income	653	7,127	—	—	7,780
Disposals or exercises	—	(5,969)	—	(307)	(6,276)
Maturity	(884)	—	—	—	(884)

Closing balance	143,905	150,010	9	—	293,924

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2019:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	102,349	—	—	102,349
Common stocks	214,206	22,117	—	236,323
Preferred stocks	—	—	58,314	58,314
Wealth management products	—	32,640	—	32,640
Others	—	28,319	70,585	98,904
– Debt securities
Government bonds	2,620	21,138	—	23,758
Government agency bonds	24,305	146,884	—	171,189
Corporate bonds	5,360	143,095	—	148,455
Subordinated bonds/debts	1,069	52,853	—	53,922
Others	—	6,817	105,650	112,467
Securities at fair value through profit or loss
– Equity securities
Funds	16,023	78	—	16,101
Common stocks	40,070	211	—	40,281
Others	—	20	—	20
– Debt securities
Government bonds	33	8	—	41
Government agency bonds	362	6,497	—	6,859
Corporate bonds	7,999	69,200	16	77,215
Others	—	1,091	—	1,091
Derivative financial assets	—	—	428	428

Total	414,396	530,968	234,993	1,180,357

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,859)	—	—	(3,859)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,869)	—	—	(3,869)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2019:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets RMB million	Total assets RMB million	Derivative financial liabilities RMB million	Total liabilities RMB million
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million

Opening balance	79,248	100,000	—	—	179,248	(1,877)	(1,877)
Purchases	35,453	46,561	—	—	82,014	—	—
Transferred into Level 3	—	—	16	—	16	—	—
Transferred out of Level 3	—	(15,866)	—	—	(15,866)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	428	428	404	404
Total gains/(losses) recorded in other comprehensive income	221	3,205	—	—	3,426	—	—
Disposals or exercises	(200)	(4,000)	—	—	(4,200)	1,473	1,473
Maturity	(9,072)	(1,001)	—	—	(10,073)	—	—

Closing balance	105,650	128,899	16	428	234,993	—	—

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2020, RMB12,084 million (2019: RMB13,307 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,825 million (2019: RMB9,716 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred from Level 1 to Level 2 (2019: same), whereas no material equity securities were transferred from Level 2 to Level 1 (2019: RMB853 million).

For the years ended 31 December 2020 and 2019, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2020 and 2019, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2020 and 31 December 2019:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2020: 28,162 31 December 2019: 26,265	Comparable companies approach	Discounts for lack of marketability	31 December 2020: 12%-35% 31 December 2019: 11%-35%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2020: 36,697 31 December 2019: 28,346	Net asset value method	N/A	N/A	N/A
	31 December 2020: 84,212 31 December 2019: 72,477	Discounted cash flow method	Discount rate	31 December 2020: 3.80%-6.07% 31 December 2019: 3.80%-6.38%	The fair value is inversely related to discount rate
Debt securities	31 December 2020:143,905 31 December 2019:105,666	Discounted cash flow method	Discount rate	31 December 2020: 3.88%-9.82% 31 December 2019: 3.02%-6.22%	The fair value is inversely related to discount rate
Derivative financial assets	31 December 2020: - 31 December 2019: 428	Comparable companies approach	Discounts for lack of marketability	31 December 2020: N/A 31 December 2019: 15%	The fair value is inversely related to the discounts for lack of marketability

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 35, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	480,593	115,089	16,583	—	—	612,265
– Term life	2,674	—	—	—	—
– Whole life	73,747	—	—	—	—
– Endowment	109,275	—	—	—	—
– Annuity	294,897	—	—	—	—
Net premiums earned	479,600	109,091	15,975	—	—	604,666
Investment income	140,963	9,202	462	3,870	—	154,497
Net realised gains on financial assets	13,523	877	44	139	—	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	—	21,900
Other income	1,284	75	—	10,404	(2,448)	9,315
Including: inter-segment revenue	—	—	—	2,448	(2,448)	—

Segment revenues	653,097	120,393	16,539	17,380	(2,448)	804,961

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	—	—	(113,609)
Accident and health claims and claim adjustment expenses	—	(44,987)	(7,408)	—	—	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	—	—	(414,797)
Investment contract benefits	(9,494)	(352)	—	—	—	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	—	—	—	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,265)	—	(84,342)
Finance costs	(2,798)	(183)	(7)	(759)	—	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,001)	—	(37,687)
Statutory insurance fund contribution	(833)	(302)	(94)	—	—	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,789)	2,448	(12,208)
Including: inter-segment expenses	(2,292)	(148)	(8)	—	2,448	—

Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,814)	2,448	(758,139)

Net gains on investments of associates and joint ventures	—	—	—	7,666	—	7,666
Including: share of profit of associates and joint ventures	—	—	—	8,336	—	8,336

Segment results	28,073	11,611	572	14,232	—	54,488

Income tax						(3,103)

Net profit						51,385

Attributable to
– Equity holders of the Company						50,268
– Non-controlling interests						1,117

Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	—	25,699

Depreciation and amortisation	3,086	1,118	351	606	—	5,161

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

5	SEGMENT INFORMATION (continued)

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	3,537,020	222,559	10,964	117,237	—	3,887,780
Others	10,076	14,939	675	239,584	—	265,274

Segment assets	3,547,096	237,498	11,639	356,821	—	4,153,054

Unallocated
Property, plant and equipment						52,747
Others						46,609

Total						4,252,410

Liabilities
Insurance contracts	2,767,642	195,487	10,096	—	—	2,973,225
Investment contracts	271,757	16,455	—	—	—	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	—	122,249
Others	84,668	6,013	370	23,288	—	114,339

Segment liabilities	3,233,223	225,025	10,824	28,953	—	3,498,025

Unallocated
Others						297,454

Total						3,795,479

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086
– Term life	2,584	—	—	—	—
– Whole life	61,612	—	—	—	—
– Endowment	113,950	—	—	—	—
– Annuity	268,416	—	—	—	—
Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,698	(1,673)	8,195
Including: inter-segment revenue	—	—	—	1,673	(1,673)	—

Segment revenues	594,756	108,611	15,491	12,289	(1,673)	729,474

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,910)	—	(40,275)
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)
Other expenses	(7,120)	(692)	(169)	(3,294)	1,673	(9,602)
Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—

Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,287)	1,673	(677,690)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011
Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159

Segment results	42,418	5,875	489	11,013	—	59,795

Income tax						(781)

Net profit						59,014

Attributable to
– Equity holders of the Company						58,287
– Non-controlling interests						727

Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847

Depreciation and amortisation	2,671	917	312	479	—	4,379

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

5	SEGMENT INFORMATION (continued)

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,111,140	183,142	10,080	76,907	—	3,381,269
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,890	—	3,625,886

Unallocated
Property, plant and equipment						51,758
Others						49,090

Total						3,726,734

Liabilities
Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,904	—	110,757

Segment liabilities	2,824,966	186,376	9,240	28,803	—	3,049,385

Unallocated
Others						268,007

Total						3,317,392

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2020	44,771	8,368	1,364	14,378	2,619	71,500
Transfers upon completion	6,010	3	—	(6,456)	322	(121)
Additions	222	626	131	5,509	—	6,488
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(906)	(143)	—	(143)	(1,767)

As at 31 December 2020	50,428	8,091	1,352	11,333	2,798	74,002

Accumulated depreciation
As at 1 January 2020	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)
Charge for the year	(1,582)	(725)	(189)	—	(377)	(2,873)
Disposals	308	776	139	—	137	1,360

As at 31 December 2020	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020	37,319	2,658	461	11,332	977	52,747

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2019	37,262	7,658	1,340	16,902	2,191	65,353
Transfers upon completion	7,171	288	—	(8,164)	532	(173)
Additions	415	1,026	195	8,656	3	10,295
Transfers into investment properties	—	—	—	(2,977)	—	(2,977)
Disposals	(77)	(604)	(171)	(39)	(107)	(998)

As at 31 December 2019	44,771	8,368	1,364	14,378	2,619	71,500

Accumulated depreciation
As at 1 January 2019	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)
Charge for the year	(1,397)	(620)	(190)	—	(283)	(2,490)
Other additions	(48)	—	—	—	—	(48)
Disposals	48	579	162	—	79	868

As at 31 December 2019	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020, the net book value of buildings above which were in process to obtain title certificates was RMB6,159 million (as at 31 December 2019: RMB8,852 million).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2020	4,686	2	4,688
Additions	1,157	1	1,158
Deductions	(413)	(1)	(414)

As at 31 December 2020	5,430	2	5,432

Accumulated depreciation
As at 1 January 2020	(1,167)	(1)	(1,168)
Charge for the year	(1,517)	(1)	(1,518)
Deductions	329	1	330

As at 31 December 2020	(2,355)	(1)	(2,356)

Impairment
As at 1 January 2020	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2020	—	—	—

Net book value
As at 1 January 2020	3,519	1	3,520

As at 31 December 2020	3,075	1	3,076

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2019	2,554	1	2,555
Additions	2,262	1	2,263
Deductions	(130)	—	(130)

As at 31 December 2019	4,686	2	4,688

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,196)	(1)	(1,197)
Deductions	29	—	29

As at 31 December 2019	(1,167)	(1)	(1,168)

Impairment
As at 1 January 2019	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,554	1	2,555

As at 31 December 2019	3,519	1	3,520

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2020 (2019: same).

The Group’s right-of-use assets include the above assets and land use rights disclosed in Note 14.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

7	LEASES (continued)

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Interest on lease liabilities	113	106
Depreciation charge of right-of-use assets	1,518	1,197
Expense relating to short-term leases	259	440
Expense relating to leases of low-value assets (except for short-term lease liabilities)	2	3

Total	1,892	1,746

8	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2020	12,898
Additions	2,487

As at 31 December 2020	15,385

Accumulated depreciation
As at 1 January 2020	(757)
Additions	(411)

As at 31 December 2020	(1,168)

Net book value
As at 1 January 2020	12,141

As at 31 December 2020	14,217

Fair value
As at 1 January 2020	14,870

As at 31 December 2020	17,285

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

8	INVESTMENT PROPERTIES (continued)

Buildings RMB million

Cost
As at 1 January 2019	10,227
Additions	3,022
Deductions	(351)

As at 31 December 2019	12,898

Accumulated depreciation
As at 1 January 2019	(480)
Additions	(325)
Deductions	48

As at 31 December 2019	(757)

Net book value
As at 1 January 2019	9,747

As at 31 December 2019	12,141

Fair value
As at 1 January 2019	12,449

As at 31 December 2019	14,870

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2020, the net book value of investment properties which were in process to obtain title certificates was RMB1,044 million (as at 31 December 2019: RMB5,809 million).

The fair value of investment properties of the Group as at 31 December 2020 amounted to RMB17,285 million (as at 31 December 2019: RMB14,870 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2020 RMB million	2019 RMB million
As at 1 January	222,983	198,772
Change of the cost	13,997	18,590
Share of profit or loss	8,336	9,159
Declared dividends	(5,253)	(3,227)
Other equity movements	228	1,189
Impairment	(707)	(1,500)

As at 31 December	239,584	222,983

				Movement
	Accounting method	Cost	As at 31 December 2019	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2020	Percentage of equity interest	Accumulated amount of impairment

Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	75,180	—	6,185	(550)	(841)	—	79,974	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,387	—	717	(178)	66	(707)	11,285	29.59%	(3,217)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	9,332	—	746	(271)	813	—	10,620	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,550	—	73	(10)	(1)	—	1,612	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,433	—	1,231	(1,998)	10	—	20,676	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,068	(28)	516	(193)	70	—	22,433	10.29%	—
Others (iv)	Equity Method	42,391	29,755	13,160	(1,032)	(789)	461	—	41,555		—

Subtotal		147,952	170,705	13,132	8,436	(3,989)	578	(707)	188,155		(3,217)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,849	—	100	(154)	(16)	—	5,779	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	5,140	—	(477)	—	73	—	4,736	75.00%	—
Others (iv)	Equity Method	42,786	41,289	865	277	(1,110)	(407)	—	40,914		—

Subtotal		56,723	52,278	865	(100)	(1,264)	(350)	—	51,429		—

Total		204,675	222,983	13,997	8,336	(5,253)	228	(707)	239,584		(3,217)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

9.	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	The 2019 final dividend of RMB0.0639 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 23 June 2020. The Company received a cash dividend of RMB550 million.

(ii)

The 2019 final dividend of HKD0.026 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 20 May 2020. The Company received a cash dividend equivalent to RMB54 million. The 2020 interim dividend of HKD0.062 in cash per ordinary share was approved and declared by the Board of Directors of Sino- Ocean on 17 August 2020. The Company received a cash dividend equivalent to RMB124 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2020, the stock price of Sino-Ocean was HKD1.55 per share. As at 31 December 2019, the cumulative impairment loss of RMB2.51 billion for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment on 30 June 2020. A further impairment loss of RMB707 million was recognised for this investment valued using the discounted future cash flow method. On 31 December 2020, the Group continued to perform an impairment test to this investment and no further impairment loss should be made, which involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2019: 10% for properties under development and 8% for investment properties).

(iii)

The 2019 final dividend of RMB0.0604 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 22 May 2020. The Company received a cash dividend of RMB193 million. On 31 December 2020, China Unicom’s share price was RMB4.46 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its associates and joint ventures.

As at 31 December 2020, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2019, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2020 and for the year ended 31 December 2020:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	3,027,972	263,528	106,930	20,567	34,933	582,475	10,306	24,196
Total liabilities	2,809,822	193,806	80,379	17,512	1,068	251,001	85	13,342
Total equity	218,150	69,722	26,551	3,055	33,865	331,474	10,221	10,854
Total equity attributable to equity holders of the associates and joint ventures	173,159	52,273	26,551	3,048	33,865	147,709	10,221	10,854
Total adjustments (i)	2,612	(6,528)	—	—	427	16,981	(1,552)	(4,540)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	175,771	45,745	26,551	3,048	34,292	164,690	8,669	6,314
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	79,974	14,502	10,620	1,612	20,676	22,433	5,779	4,736
Impairment	—	(3,217)	—	—	—	—	—	—
Net carrying value of the investments	79,974	11,285	10,620	1,612	20,676	22,433	5,779	4,736

Total revenues	80,525	61,271	77,990	2,193	5,259	306,490	360	853
Net profit/(loss)	13,812	4,675	1,730	208	2,823	12,525	339	185
Other comprehensive income	(1,944)	630	1,991	(5)	—	(1,706)	(25)	650
Total comprehensive income	11,868	5,305	3,721	203	2,823	10,819	314	835

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2019 and for the year ended 31 December 2019:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	2,632,798	243,700	91,167	12,671	36,327	564,231	10,281	24,381
Total liabilities	2,423,234	178,088	67,837	9,792	777	240,735	168	13,620
Total equity	209,564	65,612	23,330	2,879	35,550	323,496	10,113	10,761
Total equity attributable to equity holders of the associates and joint ventures	164,573	49,909	23,330	2,872	35,550	143,327	10,113	10,761
Total adjustments (i)	412	(6,209)	—	—	449	17,454	(1,339)	(3,908)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	164,985	43,700	23,330	2,872	35,999	160,781	8,774	6,853
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	75,180	13,897	9,332	1,550	21,433	22,068	5,849	5,140
Impairment	—	(2,510)	—	—	—	—	—	—
Net carrying value of the investments	75,180	11,387	9,332	1,550	21,433	22,068	5,849	5,140

Total revenues	76,312	56,704	69,498	793	5,008	291,435	306	795
Net profit/(loss)	12,581	4,166	2,123	153	2,635	11,264	287	348
Other comprehensive income	643	152	1,310	1	—	(501)	—	—
Total comprehensive income	13,224	4,318	3,433	154	2,635	10,763	287	348

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2020 and 31 December 2019. The Group had a capital contribution commitment of RMB25,364 million with joint ventures as at 31 December 2020 (as at 31 December 2019: RMB24,430 million). The capital contribution commitment amount has been included in the capital commitments in Note 41.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Debt securities
Government bonds	265,198	215,928
Government agency bonds	617,515	401,799
Corporate bonds	201,988	198,322
Subordinated bonds/debts	104,668	112,702

Total	1,189,369	928,751

Debt securities
Listed in Mainland, PRC	215,671	209,123
Listed in Hong Kong, PRC	148	157
Listed overseas	70	62
Unlisted (i)	973,480	719,409

Total	1,189,369	928,751

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2020, an accumulated impairment loss of RMB20 million (2019: RMB17 million) for the investment of held-to-maturity securities has been recognised by the Group.

Debt securities – fair value and hierarchy	As at 31 December 2020			As at 31 December 2019
	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	37,134	238,636	275,770	15,749	212,449	228,198
Government agency bonds	71,715	559,488	631,203	57,955	357,058	415,013
Corporate bonds	4,433	205,440	209,873	7,914	198,879	206,793
Subordinated bonds/debts	12,332	96,362	108,694	–	118,571	118,571

Total	125,614	1,099,926	1,225,540	81,618	886,957	968,575

Debt securities – Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	25,520	24,454
After one year but within five years	146,463	128,266
After five years but within ten years	206,134	241,372
After ten years	811,252	534,659

Total	1,189,369	928,751

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Policy loans (i)	200,730	174,872
Other loans	460,248	436,766

Total	660,978	611,638

Impairment	(2,443)	(2,718)

Net value	658,535	608,920

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	231,291	213,937
After one year but within five years	287,196	229,415
After five years but within ten years	114,885	129,596
After ten years	27,606	38,690

Total	660,978	611,638

Impairment	(2,443)	(2,718)

Net value	658,535	608,920

(i)	As at 31 December 2020, maturities of policy loans were within 6 months (as at 31 December 2019: same).

10.3	Term deposits

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	63,079	107,039
After one year but within five years	480,848	420,191
After five years but within ten years	1,740	8,030

Total	545,667	535,260

As at 31 December 2020, the Group’s term deposits of RMB750 million (as at 31 December 2019: RMB3,491 million) were deposited in banks to back overseas borrowings and are restricted to use.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS (continued)

10.4	Statutory deposits – restricted

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Contractual maturity schedule:
Within one year	–	180
After one year but within five years	6,333	6,153

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	49,256	23,758
Government agency bonds	169,013	171,189
Corporate bonds	136,025	148,455
Subordinated bonds/debts	81,795	53,922
Others (i)	144,721	112,467

Subtotal	580,810	509,791

Equity securities
Funds	97,476	102,349
Common stocks	301,249	236,323
Preferred stocks	53,778	58,314
Wealth management products	13,013	32,640
Others (i)	148,671	98,904

Subtotal	614,187	528,530

Available-for-sale securities, at cost
Equity securities
Others (i)	20,606	20,636

Total	1,215,603	1,058,957

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Debt securities
Listed in Mainland, PRC	42,154	46,505
Unlisted	538,656	463,286

Subtotal	580,810	509,791

Equity securities
Listed in Mainland, PRC	200,254	152,293
Listed in Hong Kong, PRC	108,493	95,428
Listed overseas	278	1,458
Unlisted	325,768	299,987

Subtotal	634,793	549,166

Total	1,215,603	1,058,957

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	36,870	26,075
After one year but within five years	125,202	155,110
After five years but within ten years	271,394	226,421
After ten years	147,344	102,185

Total	580,810	509,791

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Debt securities
Government bonds	1,638	41
Government agency bonds	4,422	6,859
Corporate bonds	86,803	77,215
Others	2,752	1,091

Subtotal	95,615	85,206

Equity securities
Funds	16,835	16,101
Common stocks	48,858	40,281
Others	262	20

Subtotal	65,955	56,402

Total	161,570	141,608

Debt securities
Listed in Mainland, PRC	32,333	35,804
Listed in Hong Kong, PRC	72	102
Listed overseas	262	167
Unlisted	62,948	49,133

Subtotal	95,615	85,206

Equity securities
Listed in Mainland, PRC	51,629	39,770
Listed in Hong Kong, PRC	80	611
Listed overseas	4,213	6,418
Unlisted	10,033	9,603

Subtotal	65,955	56,402

Total	161,570	141,608

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

10	FINANCIAL ASSETS (continued)

10.7	Derivative financial assets

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Forward contracts	–	428

The derivative financial assets of the Company above were all forward contracts to purchase equity securities. The fair value was based on active quoted price of the equity security with consideration of discounts for lack of marketability, which was classified as Level 3.

10.8	Securities purchased under agreements to resell

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within 30 days	7,947	4,467

Total	7,947	4,467

10.9	Accrued investment income

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Bank deposits	12,570	12,310
Debt securities	26,454	25,048
Others	6,176	4,345

Total	45,200	41,703

Current	44,197	40,710
Non-current	1,003	993

Total	45,200	41,703

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Held-to-maturity securities (ii)	1,189,369	928,751	1,225,540	968,575
Loans (iii)	658,535	608,920	667,545	623,840
Term deposits	545,667	535,260	545,667	535,260
Statutory deposits-restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,194,997	1,038,321	1,194,997	1,038,321
Securities at fair value through profit or loss	161,570	141,608	161,570	141,608
Derivative financial assets	—	428	—	428
Securities purchased under agreements to resell	7,947	4,467	7,947	4,467
Cash and cash equivalents	56,629	53,306	56,629	53,306
Investment contracts (iii)	(288,212)	(267,804)	(276,521)	(260,592)
Financial liabilities at fair value through profit or loss	(3,732)	(3,859)	(3,732)	(3,859)
Securities sold under agreements to repurchase	(122,249)	(118,088)	(122,249)	(118,088)
Bonds payable	(34,992)	(34,990)	(35,602)	(35,551)
Interest-bearing loans and borrowings	(19,556)	(20,045)	(19,556)	(20,045)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

12	PREMIUMS RECEIVABLE

As at 31 December 2020, the carrying value of premiums receivable within one year was RMB20,458 million (as at 31 December 2019: RMB17,205 million).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

13	REINSURANCE ASSETS

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Long-term insurance contracts ceded (Note 15)	4,228	3,839
Due from reinsurance companies	1,135	808
Ceded unearned premiums (Note 15)	523	369
Claims recoverable from reinsurers (Note 15)	209	145

Total	6,095	5,161

Current	1,867	1,318
Non-current	4,228	3,843

Total	6,095	5,161

14	OTHER ASSETS

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Land use rights (i)	8,056	7,830
Disbursements	5,866	5,946
Automated policy loans	3,522	3,377
Tax prepaid	2,257	5,615
Investments receivable and prepaid	1,559	2,665
Due from related parties	722	757
Prepayments to constructors	187	847
Others	6,852	6,992

Total	29,021	34,029

Current	19,706	24,175
Non-current	9,315	9,854

Total	29,021	34,029

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount the rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2020	4.85%
As at 31 December 2019	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2020	3.09%~4.80%
As at 31 December 2019	3.52%~4.83%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period, including the consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

15	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2020	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2019	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

15	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Gross
Long-term insurance contracts	2,936,533	2,521,331
Short-term insurance contracts
– Claims and claim adjustment expenses	21,991	18,404
– Unearned premiums	14,701	13,001

Total, gross	2,973,225	2,552,736

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(4,228)	(3,839)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 13)	(209)	(145)
– Unearned premiums (Note 13)	(523)	(369)

Total, ceded	(4,960)	(4,353)

Net
Long-term insurance contracts	2,932,305	2,517,492
Short-term insurance contracts
– Claims and claim adjustment expenses	21,782	18,259
– Unearned premiums	14,178	12,632

Total, net	2,968,265	2,548,383

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2020 RMB million	2019 RMB million

Notified claims	2,781	2,536
Incurred but not reported	15,623	12,269

Total as at 1 January – Gross	18,404	14,805

Cash paid for claims settled
– Cash paid for current year claims	(32,804)	(33,244)
– Cash paid for prior year claims	(16,682)	(14,551)
Claims incurred
– Claims arising in current year	52,589	49,727
– Claims arising in prior years	484	1,667

Total as at 31 December – Gross	21,991	18,404

Notified claims	4,319	2,781
Incurred but not reported	17,672	15,623

Total as at 31 December – Gross	21,991	18,404

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts (continued)

The table below presents movements in unearned premium reserves:

	2020 RMB million			2019 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	13,001	(369)	12,632	11,432	(370)	11,062
Increase	14,701	(523)	14,178	13,001	(369)	12,632
Release	(13,001)	369	(12,632)	(11,432)	370	(11,062)

As at 31 December	14,701	(523)	14,178	13,001	(369)	12,632

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2020 RMB million	2019 RMB million

As at 1 January	2,521,331	2,189,794
Premiums	536,150	497,570
Release of liabilities (i)	(288,959)	(282,189)
Accretion of interest	129,679	114,234
Change in assumptions
– Change in discount rates	35,071	(4,906)
– Change in other assumptions (ii)	3,472	7,308
Other movements	(211)	(480)

As at 31 December	2,936,533	2,521,331

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2020, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB2,081 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,391 million.

For the year ended 31 December 2019, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB4,737 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB2,571 million.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

16	INVESTMENT CONTRACTS

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Investment contracts with DPF at amortised cost	64,950	61,657
Investment contracts without DPF
– At amortised cost	223,252	206,137
– At fair value through profit or loss	10	10

Total	288,212	267,804

The table below presents movements of investment contracts with DPF:

	2020 RMB million	2019 RMB million

As at 1 January	61,657	59,129
Deposits received	5,000	4,238
Deposits withdrawn, payments on death and other benefits	(3,008)	(2,959)
Policy fees deducted from account balances	(39)	(38)
Interest credited	1,340	1,287

As at 31 December	64,950	61,657

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Guaranteed loans	11 January 2020	1.50%		—	989
Credit loans	6 November 2020	LIBOR + 2.70	%(i)	—	126
Guaranteed loans	6 December 2020	EURIBOR + 3.80	%(ii)	—	3,126
Credit loans	4 January 2021	1.80%		626	—
Guaranteed loans	13 January 2021	1.50%		1,015	—
Credit loans	18 January 2021(iii)	2.50%		—	523
Guaranteed loans	9 March 2022	EURIBOR + 3.00	%(iv)	883	—
Guaranteed loans	8 September 2023	3.10%		2,648	—
Credit loans	25 June 2024	3.08%		2,444	2,515
Credit loans	16 September 2024	3.30%		5,611	5,999
Credit loans	27 September 2024	USD LIBOR + 1.00	%(v)	6,329	6,767

Total				19,556	20,045

(i)	2.70% when LIBOR is negative.
(ii)	3.80% when EURIBOR is negative.
(iii)	The loan has been repaid in advance.
(iv)	3.00% when EURIBOR is negative.
(v)	1.00% when USD LIBOR is negative.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

18	BONDS PAYABLE

As at 31 December 2020, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,992 million (as at 31 December 2019: RMB34,990 million), and the fair value of RMB35,602 million (as at 31 December 2019: RMB35,551 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

22 March 2019	22 March 2029	4.28%	35,000	35,000

Total			35,000	35,000

The fair value of bonds payable is based on the valuation results of China Central Depository & Clearing Co., Ltd.

On 20 March 2019, the Company issued a bond in the national inter-bank bond market at a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The bond has a 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year. If the Company does not redeem the bonds at the end of the fifth year, the coupon rate per annum for the remaining 5 years will be raised to 5.28%.

Bonds payable are measured at amortised cost as described in Note 2.15.

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Interbank market	97,974	63,631
Stock exchange market	24,275	54,457

Total	122,249	118,088

Maturing:
Within 30 days	122,101	117,928
More than 30 days within 90 days	140	—
After 90 days	8	160

Total	122,249	118,088

As at 31 December 2020, bonds with a carrying value of RMB113,454 million (as at 31 December 2019: RMB92,011 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2020, the carrying value of securities deposited in the collateral pool was RMB256,062 million (as at 31 December 2019: RMB256,700 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

20	OTHER LIABILITIES

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Payable to the third-party holders of consolidated structured entities	42,654	21,400
Interest payable to policyholders	16,139	14,113
Salary and welfare payable	11,318	11,475
Brokerage and commission payable	7,051	7,418
Payable to constructors	2,594	3,329
Agent deposits	1,811	1,998
Interest payable of debt instruments	1,320	1,327
Tax payable	889	674
Stock appreciation rights (Note 32)	493	748
Others	20,157	18,632

Total	104,426	81,114

Current	104,426	81,114
Non-current	—	—

Total	104,426	81,114

21	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

22	INVESTMENT INCOME

	For the year ended 31 December
	2020 RMB million	2019 RMB million

Debt securities
– held-to-maturity securities	44,757	38,229
– available-for-sale securities	22,695	21,373
– at fair value through profit or loss	3,482	3,546
Equity securities
– available-for-sale securities	24,185	21,823
– at fair value through profit or loss	798	981
Bank deposits	25,860	26,695
Loans	31,948	27,111
Securities purchased under agreements to resell	772	161

Total	154,497	139,919

For the year ended 31 December 2020, the interest income included in investment income was RMB129,514 million (2019: RMB117,115 million). All interest income was accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2020 RMB million	2019 RMB million

Debt securities
Realised gains (i)	1,287	3,714
Impairment (ii)	288	(3,749)

Subtotal	1,575	(35)

Equity securities
Realised gains (i)	24,925	4,504
Impairment (ii)	(11,917)	(2,638)

Subtotal	13,008	1,866

Total	14,583	1,831

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the year ended 31 December 2020, the Group recognised an impairment charge of RMB111 million (2019: RMB888 million) of available-for-sale funds, an impairment charge of RMB11,732 million (2019: RMB1,750 million) of available-for-sale sale stock securities, an impairment charge of RMB74 million (2019: nil) of available-for-sale other equity securities, an impairment reverse of RMB16 million (2019: an impairment charge of RMB1,027 million) of available-for-sale debt securities, an impairment reverse of RMB275 million (2019: an impairment charge of RMB2,718 million) of loans and an impairment charge of RMB3 million (2019: RMB4 million) of held-to-maturity securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2020 RMB million	2019 RMB million

Debt securities	(583)	778
Equity securities	22,997	18,279
Stock appreciation rights	255	(258)
Financial liabilities at fair value through profit or loss	(648)	(380)
Derivative financial instruments	(121)	832

Total	21,900	19,251

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

26	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

27	FINANCE COSTS

	For the year ended 31 December
	2020	2019
	RMB million	RMB million

Interest expenses for securities sold under agreements to repurchase	1,565	2,392
Interest expenses for bonds payable	1,503	1,168
Interest expenses for interest-bearing loans and borrowings	566	589
Interest on lease liabilities	113	106

Total	3,747	4,255

28	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2020	2019
	RMB million	RMB million

Employee salaries and welfare costs	19,523	20,125
Housing benefits	1,317	1,189
Contribution to the defined contribution pension plan	2,455	2,905
Depreciation and amortisation	5,161	4,379
Foreign exchange losses/(gains)	(119)	67
Remuneration in respect of audit services provided by auditors	63	60

29	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2020	2019
	RMB million	RMB million

Current taxation – Enterprise income tax	6,588	614
Deferred taxation	(3,485)	167

Total tax charges	3,103	781

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

29	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2019: same) is as follows:

	For the year ended 31 December
	2020	2019
	RMB million	RMB million

Profit before income tax	54,488	59,795
Tax computed at the statutory tax rate	13,622	14,949
Adjustment on current income tax of previous period (i)	(464)	(5,228)
Non-taxable income (ii)	(10,787)	(9,589)
Expenses not deductible for tax purposes (ii)	202	313
Unused tax losses	495	239
Others	35	97

Income tax at the effective tax rate	3,103	781

(i)

According to Cai Shui [2019] No.72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to subsequent years. This notice issued above was effective from 1 January 2019 and applicable to the final settlement and payment of enterprise income tax filing for the year ended 31 December 2018. Accordingly, the Company’s current income tax for the year ended 31 December 2019 was deducted by RMB5,154 million regarding to the final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2020 and 31 December 2019, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Deferred tax assets	17,174	13,352
Deferred tax liabilities	(32,373)	(23,554)

Net deferred tax assets	87	128
Net deferred tax liabilities	(15,286)	(10,330)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

29	TAXATION (continued)

(c)	As at 31 December 2020 and 31 December 2019, the amounts of deferred tax assets and liabilities are as follows (continued):

As at 31 December 2020 and 31 December 2019, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	1,985	(2,428)	276	(167)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(16,260)	—	(16,260)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880
– Others	—	88	—	88

As at 31 December 2019	1,557	(14,673)	2,914	(10,202)

As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
(Charged)/credited to net profit	1,787	1,759	(61)	3,485
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(9,446)	—	(9,446)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	990	—	—	990
– Others	—	(26)	—	(26)

As at 31 December 2020	4,334	(22,386)	2,853	(15,199)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,300 million as at 31 December 2020 (as at 31 December 2019: RMB1,321 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2020 (as at 31 December 2019: RMB1 million).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

29	TAXATION (continued)

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	10,882	7,508
– deferred tax assets to be recovered within 12 months	6,292	5,844

Subtotal	17,174	13,352

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(28,107)	(19,906)
– deferred tax liabilities to be settled within 12 months	(4,266)	(3,648)

Subtotal	(32,373)	(23,554)

Net deferred tax liabilities	(15,199)	(10,202)

30	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB44,594 million (2019: RMB53,205 million).

31	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2020 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2019: same).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

32	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

As at 31 December 2020, there were 55.01 million units outstanding and exercisable (as at 31 December 2019: same). As at 31 December 2020, the amount of intrinsic value for the vested stock appreciation rights was RMB480 million (as at 31 December 2019: RMB735 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 35% to 40%, an expected dividend yield of no higher than 6% and a risk-free interest rate ranging from 0.03% to 0.51%.

The Company recognised a gain of RMB255 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2020 (2019: fair value loss of RMB258 million). RMB480 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2020 (as at 31 December 2019: RMB735 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2020 (as at 31 December 2019: nil).

33	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 June 2020, a final dividend of RMB0.73 (inclusive of tax) per ordinary share totalling RMB20,633 million in respect of the year ended 31 December 2019 was declared and paid in 2020. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2020.

A distribution of RMB201 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2020 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2021, a final dividend of RMB0.64 (inclusive of tax) per ordinary share totalling approximately RMB18,089 million for the year ended 31 December 2020 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2020.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a)	The tables below present the fair value of the following groups and fair value changes for the years of financial assets(i) under IFRS 9:

	For the year ended 31 December
	2020 RMB million	2019 RMB million
Held for trading financial assets	161,570	141,608
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,978,361	1,615,856
– Financial assets with contractual terms that do not give rise to SPPI	929,597	860,644

Total	3,069,528	2,618,108

	Fair value changes for the year ended 31 December
	2020 RMB million	2019 RMB million
Held for trading financial assets	22,414	19,057
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise to SPPI	(11,064)	6,029
– Financial assets with contractual terms that do not give rise to SPPI	55,151	77,741

Total	66,501	102,827

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount(iii)
	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Domestic
Rating not required(iv)	719,142	657,905
AAA	1,207,034	893,336
AA+	4,197	7,671
AA	170	1,163
AA-	3,000	3,000

Subtotal	1,933,543	1,563,075

Overseas
AAA	—	30
A+	25	4,014
A	3,654	3,541
A-	45	35
BBB+	112	135
BBB-	13	14
Not rated	24	25

Subtotal	3,873	7,794

Total	1,937,416	1,570,869

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2020
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	7,367	4,966
Overseas	24	4

Total	7,391	4,970

	As at 31 December 2019
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	11,834	8,237
Overseas	25	9

Total	11,859	8,246

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.

(iv)	Mainly including government bonds and policy financial bonds.

35	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Wang Bin

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Subsidiaries

Refer to Note 42(d) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by
the Company and others

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2019	Increase	Decrease	As at 31 December 2020

	million	million	million	million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—	RMB1,991
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,530	—	—	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,786	100.00% directly	RMB205	—	RMB1,991	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	RMB95	—	RMB95	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	—	—	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—	USD2	100.00% indirectly

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries

	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng	RMB3,150	99.997% directly	—	RMB315	RMB2,835	89.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB606	99.98% directly	—	RMB35	RMB571	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB606	99.98% directly	—	RMB35	RMB571	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	RMB4,000	99.98% directly	RMB12	—	RMB4,012	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Shengyi Jingsheng	RMB1,063	100.00% indirectly	—	—	RMB1,063	100.00% indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	RMB2,859	99.99% directly	RMB801	—	RMB3,660	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	RMB10	99.95% directly	RMB285	—	RMB295	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”) (i)	—	—	RMB9	—	RMB9	99.90% directly
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund I”) (i)	—	—	RMB1	—	RMB1	99.99% directly

(i)	CL Pension Industry and China Life Qihang Fund I were newly included in the consolidated financial statements of the Group for the year ended 31 December 2020.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2020 RMB million	2019 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i) (viii)	564	575
Asset management fee received from CLIC	(ii.a)	125	89
Distribution of dividends from the Company to CLIC		14,106	3,092
Distribution of profits from AMC to CLIC		147	122
Asset management fee received from CL Overseas	(ii.b)	73	86
Asset management fee received from CLP&C	(ii.c)	41	14
Payment of insurance premium to CLP&C		52	48
Claim and other payments received from CLP&C		14	16
Agency fee received from CLP&C	(iii) (viii)	2,211	2,297
Rental and a service fee received from CLP&C		54	51
Dividend from CLP&C (Note 9)		271	—
Payment of rental, project fee and other expenses to CLRE		43	43
Property leasing expenses charged by CLI	(iv)	71	78
Retained asset management fee received from CLI		3	13
Payment of asset management fee to CLI	(ii.d) (viii)	651	653
Property leasing income received from CLI		63	39
Payment of real estate purchase to CLI		135	5
Payment of a operation management service fee to CLHI	(vii)	106	—

Transactions between CGB and the Group
Interest on deposits received from CGB		2,938	2,584
Commission expenses charged by CGB	(v)	189	158
Dividend from CGB (Note 9)		550	284

Transactions between Sino-Ocean and the Group
Dividend from Sino-Ocean (Note 9)		178	369
Interest of corporate bonds received from Sino-Ocean		26	27
Management fee charged by Sino-Ocean		30	2

Transaction between EAP and the Group
Contribution to EAP		1,140	1,003

Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 9)		4,254	2,574

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e) (viii)	2,089	1,353
Distribution of profits from AMC		220	183

Transactions between Pension Company and the Company
Rental received from Pension Company		68	54
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	57	54
Marketing fee income for promotion of annuity business from Pension Company		14	8

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

The following table summarises significant transactions carried out by the Group with its significant related parties: (continued)

		For the year ended 31 December
	Notes	2020 RMB million	2019 RMB million

Transaction between AMC HK and the Company
Payment of an asset management fee to AMC HK	(ii.f)	18	18

Transaction between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		205	200

Transaction between Rui Chong Company and the Company
Rental fee charged by Rui Chong Company		45	47

Transaction between CL Hotel Investor, L.P. and the Company
Capital contribution to CL Hotel Investor, L.P.		95	—

Transaction between CL Health and the Company
Capital withdrawal from CL Health		—	200

Transaction between Guo Yang Guo Sheng and the Company
Capital withdrawal from Guo Yang Guo Sheng		—	100

Transaction between Yuan Shu Yuan Jiu and the Company
Capital withdrawal from Yuan Shu Yuan Jiu		35	—

Transaction between Yuan Shu Yuan Pin and the Company
Capital withdrawal from Yuan Shu Yuan Pin		35	—

Transaction between Shanghai Wansheng and the Company
Capital contribution to Shanghai Wansheng		12	—

Transaction between CG Investments and the Company
Capital contribution to CG Investments		801	—

Transaction between CL Guang De and the Company
Capital contribution to CL Guang De		285	10

Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		3,864	2,210

Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		14,429	10,965
Distribution of profits from the other subsidiaries to the Company		301	206

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income. On 31 December 2020, the Company and the CLIC renewed the insurance agency agreement. This agreement is effective from 1 January 2021 to 31 December 2021.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. The annual rate of the basic service fee has been changed from 0.05% to 0.08%, and the other terms mentioned above remain unchanged.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. From 1 January 2020, the agreement automatically renewed for one year. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance. On 1 July 2020, CLP&C formulated asset management investment guidelines. The guidelines were effective from 1 July 2020 and modified the fixed service fee rate with AMC from the annual investment management fee rate for assets of each category under management to 0.08%, while the other terms above remained unchanged.

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. The calculation method of the fixed annual service fee has been changed from five ten thousandths of the net value of the total investment assets to daily accrued fixed service fee by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360. The other terms above remain unchanged. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a seasonal basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental. On 31 December 2020, the Company renewed a property leasing agreement with CLI, effective from 1 January 2021 to 31 December 2021.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022.

On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), decreasing annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vii)

On 25 November 2020, the Company and CLHI signed a new aged-care projects management service agreement, effective from 1 January 2020 to 31 December 2021. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a seasonal basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.7%.

(viii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	348	334
Amount due from CL Overseas	43	56
Amount due from CLP&C	245	334
Amount due to CLP&C	(22)	(31)
Amount due from CLI	32	18
Amount due to CLI	(447)	(401)
Amount due from CLRE	2	2
Amount due to CLHI	(38)	—
Amount deposited with CGB	71,419	59,420
Wealth management products and other financial instruments of CGB	603	844
Amount due from CGB	1,240	894
Amount due to CGB	(51)	(75)
Corporate bonds of Sino-Ocean	361	922
Amount due from Sino-Ocean	7	8
Amount due from CL Ecommerce	12	13
Amount due to CL Ecommerce	(17)	(68)

The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(1,293)	(381)
Amount due to AMC HK	(8)	(9)
Amount due from Pension Company	39	30
Amount due to Pension Company	(43)	(35)
Amount due from Rui Chong Company	114	118

(i)	Key management personnel compensation

	For the year ended 31 December
	2020	2019
	RMB million	RMB million
Salaries and other benefits	15	29

The total compensation package for the Company’s key management personnel for the year ended 31 December 2020 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2019 has been approved by the relevant authorities. The total compensation of 2019 was RMB29 million, including a deferred payment about RMB6 million.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2020, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2020, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

36	SHARE CAPITAL

	As at 31 December 2020		As at 31 December 2019
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2020, the Company’s share capital was as follows:

	As at 31 December 2020
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

37	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at			As at
	31 December 2019	Increase	Decrease	31 December 2020
	RMB million	RMB million	RMB million	RMB million

Core Tier 2 Capital Securities	7,791	—	(7,791)	—

Total	7,791	—	(7,791)	—

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00% and if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter. The Company has redeemed the securities at the end of the fifth year.

(b)	Equity attributable to equity holders

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Equity attributable to equity holders of the Company	450,051	403,764
Equity attributable to ordinary equity holders of the Company	450,051	395,973
Equity attributable to other equity instruments holders of the Company	—	7,791
Equity attributable to non-controlling interests	6,880	5,578
Equity attributable to ordinary equity holders of non-controlling interests	6,880	5,578

Refer to Note 33 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2020.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

38	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non- reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2019	53,860	1,084	(5,412)	69	34,659	33,370	31,933	(254)	—	149,309
Other comprehensive income for the year	—	—	34,006	687	—	—	—	230	(76)	34,847
Appropriation to reserves	—	—	—	—	5,857	1,275	5,955	—	—	13,087
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(86)	(86)
Others	—	64	—	—	—	—	—	—	—	64

As at 31 December 2019	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221

As at 1 January 2020	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221
Other comprehensive income for the year	—	—	25,674	646	—	—	—	(965)	344	25,699
Appropriation to reserves	—	—	—	—	5,009	5,857	5,159	—	—	16,025
Others	—	(1,055)	—	—	—	—	—	—	—	(1,055)

As at 31 December 2020	53,860	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,890

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB5,009 million for the year ended 31 December 2020 (2019: RMB5,857 million).

(b)

Approved at the Annual General Meeting in June 2020, the Company appropriated RMB5,857 million to the discretionary reserve fund for the year ended 31 December 2019 based on net profit under CAS (2019: RMB1,275 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2020, the Company appropriated 10% of net profit under CAS which amounted to RMB5,009 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2019: RMB5,857 million). In addition, pursuant to the CAS, the Group appropriated RMB150 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2019: RMB98 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

39	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third-party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2019	20,150	—	2,185	192,141	9,407	252	224,135
Changes from financing cash flows	(242)	34,988	(1,348)	(73,552)	11,993	(3,072)	(31,233)
Foreign exchange movement	137	—	—	—	—	—	137
Changes arising from losing control of consolidated structured entities	—	—	—	(501)	—	—	(501)
New leases	—	—	2,239	—	—	—	2,239
Interest expense	—	2	106	—	—	4,147	4,255
Others	—	—	(91)	—	—	—	(91)

At 31 December 2019	20,045	34,990	3,091	118,088	21,400	1,327	198,941

At 1 January 2020	20,045	34,990	3,091	118,088	21,400	1,327	198,941
Changes from financing cash flows	317	—	(1,618)	4,912	21,254	(3,639)	21,226
Foreign exchange movement	(806)	—	—	—	—	—	(806)
Changes arising from losing control of consolidated structured entities	—	—	—	(751)	—	—	(751)
New leases	—	—	1,156	—	—	—	1,156
Interest expense	—	2	113	—	—	3,632	3,747
Others	—	—	(78)	—	—	—	(78)

At 31 December 2020	19,556	34,992	2,664	122,249	42,654	1,320	223,435

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

40	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Pending lawsuits	403	523

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2020 and 2019, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

41	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Contracted, but not provided for
Investments	78,954	64,866
Property, plant and equipment	3,063	3,941

Total	82,017	68,807

(b)	Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Not later than one year	768	578
Later than one year but not later than five years	1,526	1,133
Later than five years	193	231

Total	2,487	1,942

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2020

	Notes	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

ASSETS
Property, plant and equipment	42(a)	50,159	49,230
Right-of-use assets	42(b)	2,823	3,272
Investment properties	42(c)	6,162	3,914
Investments in subsidiaries	42(d)	88,951	63,228
Investments in associates and joint ventures	42(e)	157,401	154,501
Held-to-maturity securities	42(f)	1,188,509	927,892
Loans	42(g)	638,849	594,913
Term deposits	42(h)	521,886	528,754
Statutory deposits – restricted	42(i)	5,653	5,653
Available-for-sale securities	42(j)	1,187,153	1,037,629
Securities at fair value through profit or loss	42(k)	127,404	117,473
Derivative financial assets	10.7	—	428
Securities purchased under agreements to resell	42(l)	5,888	1,963
Accrued investment income	42(m)	44,582	41,005
Premiums receivable	12	20,730	17,281
Reinsurance assets	13	6,095	5,161
Other assets	42(n)	24,479	29,081
Cash and cash equivalents		50,692	48,802

Total assets		4,127,416	3,630,180

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,973,225	2,552,736
Investment contracts	16	288,212	267,804
Policyholder dividends payable		122,510	112,593
Lease liabilities		2,416	2,842
Bonds payable	18	34,992	34,990
Securities sold under agreements to repurchase	42(p)	116,584	113,189
Annuity and other insurance balances payable		55,031	51,019
Premiums received in advance		53,021	60,898
Other liabilities	42(q)	59,219	56,701
Deferred tax liabilities	42(o)	15,909	10,890
Statutory insurance fund	21	384	602

Total liabilities		3,721,503	3,264,264

Equity
Share capital	36	28,265	28,265
Other equity instruments	42(r)	—	7,791
Reserves	42(s)	234,071	194,168
Retained earnings		143,577	135,692

Total equity		405,913	365,916

Total liabilities and equity		4,127,416	3,630,180

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2020	42,699	8,092	1,341	13,658	2,571	68,361
Transfers upon completion	6,010	2	—	(6,451)	318	(121)
Additions	147	580	131	5,459	—	6,317
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(901)	(142)	—	(143)	(1,761)

As at 31 December 2020	48,281	7,773	1,330	10,568	2,746	70,698

Accumulated depreciation
As at 1 January 2020	(11,411)	(5,329)	(823)	—	(1,543)	(19,106)
Charge for the year	(1,511)	(690)	(189)	—	(372)	(2,762)
Disposals	308	771	138	—	137	1,354

As at 31 December 2020	(12,614)	(5,248)	(874)	—	(1,778)	(20,514)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	31,264	2,763	518	13,657	1,028	49,230

As at 31 December 2020	35,643	2,525	456	10,567	968	50,159

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2019	35,837	7,458	1,319	14,031	2,146	60,791
Transfers upon completion	6,864	234	—	(7,802)	532	(172)
Additions	75	1,002	193	7,988	—	9,258
Transfers into investment properties	—	—	—	(520)	—	(520)
Disposals	(77)	(602)	(171)	(39)	(107)	(996)

As at 31 December 2019	42,699	8,092	1,341	13,658	2,571	68,361

Accumulated depreciation
As at 1 January 2019	(10,123)	(5,308)	(797)	—	(1,346)	(17,574)
Charge for the year	(1,336)	(598)	(188)	—	(276)	(2,398)
Disposals	48	577	162	—	79	866

As at 31 December 2019	(11,411)	(5,329)	(823)	—	(1,543)	(19,106)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	25,690	2,150	522	14,030	800	43,192

As at 31 December 2019	31,264	2,763	518	13,657	1,028	49,230

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Right-of-use assets

	Buildings	Others	Total
	RMB million

Cost
As at 1 January 2020	4,447	1	4,448
Additions	1,103	—	1,103
Deductions	(490)	—	(490)

As at 31 December 2020	5,060	1	5,061

Accumulated depreciation
As at 1 January 2020	(1,176)	—	(1,176)
Charge for the year	(1,453)	—	(1,453)
Deductions	391	—	391

As at 31 December 2020	(2,238)	—	(2,238)

Impairment
As at 1 January 2020	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2020	—	—	—

Net book value
As at 1 January 2020	3,271	1	3,272

As at 31 December 2020	2,822	1	2,823

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Right-of-use assets (continued)

	Buildings	Others	Total
	RMB million

Cost
As at 1 January 2019	2,578	1	2,579
Additions	1,999	—	1,999
Deductions	(130)	—	(130)

As at 31 December 2019	4,447	1	4,448

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,205)	—	(1,205)
Deductions	29	—	29

As at 31 December 2019	(1,176)	—	(1,176)

Impairment
As at 1 January 2019	—	—	—
Charge for the year Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,578	1	2,579

As at 31 December 2019	3,271	1	3,272

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2020 (2019: same).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investment properties

Buildings RMB million

Cost
As at 1 January 2020	4,387
Additions	2,409

As at 31 December 2020	6,796

Accumulated depreciation
As at 1 January 2020	(473)
Additions	(161)

As at 31 December 2020	(634)

Net book value
As at 1 January 2020	3,914

As at 31 December 2020	6,162

Fair value
As at 1 January 2020	5,462

As at 31 December 2020	7,878

Buildings RMB million

Cost
As at 1 January 2019	3,883
Additions	520
Deductions	(16)

As at 31 December 2019	4,387

Accumulated depreciation
As at 1 January 2019	(358)
Additions	(115)

As at 31 December 2019	(473)

Net book value
As at 1 January 2019	3,525

As at 31 December 2019	3,914

Fair value
As at 1 January 2019	4,886

As at 31 December 2019	5,462

The fair value of investment properties of the Company as at 31 December 2020 amounted to RMB7,878 million (as at 31 December 2019: RMB5,462 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Unlisted investments at cost	88,951	63,228

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2020:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC (i)	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company (i)	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company (i)	PRC	100.00% directly	RMB1,991 million	Investment in retirement properties

CL AMP (i)	PRC	85.03% indirectly	RMB1,288 million	Fund management

CL Wealth (i)	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment

Rui Chong Company (i)	PRC	100.00% directly	RMB6,800 million	Investment

New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

China Century Core Fund Limited	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

CL Health (i)	PRC	100.00% directly	RMB1,530 million	Health management

Franklin Shenzhen Company (i)	PRC	100.00% indirectly	USD2 million	Investment

Guo Yang Guo Sheng (ii)	PRC	89.997% directly	Not applicable	Investment

New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

New Fortune Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

Wisdom Forever Limited Partnership	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

Yuan Shu Yuan Jiu (ii)	PRC	99.98% directly	Not applicable	Investment

Yuan Shu Yuan Pin (ii)	PRC	99.98% directly	Not applicable	Investment

Hope Building (i)	PRC	100.00% indirectly	RMB484 million	Investment

Shanghai Wansheng (ii)	PRC	99.98% directly	Not applicable	Investment

Bai Ning (ii)	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianfu (ii)	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianyi (ii)	PRC	99.98% directly	Not applicable	Investment

Shengyi Jingsheng (i)	PRC	100.00% indirectly	RMB1,131 million	Investment

CG Investments	USA	99.99% directly	Not applicable	Investment

CL Guang De (ii)	PRC	99.95% directly	Not applicable	Investment

CL Pension Industry (ii)	PRC	99.90% directly	Not applicable	Investment

China Life Qihang Fund I (ii)	PRC	99.99% directly	Not applicable	Investment

(i)	The above subsidiaries are registered as limited companies in accordance of the Company Law of the People’s Republic of China.
(ii)	The above subsidiaries are registered as limited liability partnerships in accordance of the Law of the People’s Republic of China on Partnerships.

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2020:

Name	Percentage of shares held	Trust/investments received	Principal activities
CL Asset-Yuanliu No.1 Insurance Asset Management Product	37.72% directly and indirectly	RMB21,103 million	Investment management
CL Investment-China Eastern Airlines Group Equity Investment Scheme	100.00% directly	RMB11,000 million	Investment management
Kun Lun Trust • Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	99.99% directly	RMB10,001 million	Investment management
Jiao Yin Guo Xin • Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	75.00% directly and indirectly	RMB10,000 million	Investment management
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
China Life-China Hua Neng Debt-to-Equity Swap Investment Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Jian Xin Trust • CL Guo Xin Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Guang Da • Hui Ying No. 8 Collective Fund Trust Scheme	89.00% directly	RMB10,000 million	Investment management
Chongqing Trust Fund • Guo Rong No.4 Collective Fund Trust Scheme	85.00% directly	RMB9,998 million	Investment management
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds Trust Scheme	91.93% directly	RMB9,988 million	Investment management
Shang Xin-Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB9,343 million	Investment management
China Life-Yanzhou Coal Mining Debt Investment Scheme	100.00% directly	RMB9,000 million	Investment management
Zhong Hang Trust Fund • Tian Qi [2020] No.372	99.99% directly	RMB9,000 million	Investment management
China Eastern Airlines Equity Instrument Investment Collective Fund Trust Scheme Kun Lun Trust-China Metallurgical No.1 Collective Fund Trust Scheme	86.25% directly	RMB8,000 million	Investment management
Jiang Su Trust-Xin Bao Sheng No.144 (Jing Tou) Collective Fund Trust Scheme	84.00% directly	RMB8,000 million	Investment management
China Life-Huaneng International Infrastructure Debt Investment Scheme	88.61% directly	RMB7,900 million	Investment management
Zhong Xin Jing Cheng • Tianjin Port Group Loans Collective Fund Trust Scheme	100.00% directly	RMB6,000 million	Investment management
CL Investment-COSCO Marine Debt Investment Scheme	71.67% directly	RMB6,000 million	Investment management
Guang Da • Hui Ying No. 11 Collective Fund Trust Scheme	72.41% directly	RMB5,800 million	Investment management
China Life-Tianjin Metro Infrastructure Debt Investment Scheme	93.91% directly	RMB5,750 million	Investment management

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2020 (continued):

Name	Percentage of shares held	Trust/investments received	Principal activities
Bridge Heng Yi 604 Collective Fund Trust Scheme	80.97% directly and indirectly	RMB5,330 million	Investment management
China Life-Hua Neng Development of Infrastructure Debt Investment Scheme	100% directly	RMB5,000 million	Investment management
Kun Lun Trust • Jizhong Energy Group Loan Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management
Jiao Yin Guo Xin • CLI-China Nonferrous Metal Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management

(e)	Investments in associates and joint ventures

	2020 RMB million	2019 RMB million
As at 1 January	154,501	137,257

Investments in associates and joint ventures	2,900	17,244

As at 31 December	157,401	154,501

(f)	Held-to-maturity securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Debt securities
Government bonds	264,983	215,715
Government agency bonds	617,515	401,799
Corporate bonds	201,343	197,676
Subordinated bonds/debts	104,668	112,702

Total	1,188,509	927,892

Debt securities
Listed in Mainland, PRC	215,457	208,909
Unlisted	973,052	718,983

Total	1,188,509	927,892

Unlisted debt securities include those traded on the Chinese interbank market.

The estimated fair value of all held-to-maturity securities was RMB1,224,617 million as at 31 December 2020 (as at 31 December 2019: RMB967,662 million).

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Held-to-maturity securities (continued)

As at 31 December 2020, no accumulated impairment loss for the investment of held-to-maturity securities has been recognised by the Company (as at 31 December 2019: same).

Debt securities – Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	25,267	24,227
After one year but within five years	146,287	128,078
After five years but within ten years	205,928	241,155
After ten years	811,027	534,432

Total	1,188,509	927,892

(g)	Loans

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Policy loans	200,730	174,872
Other loans	440,562	422,759

Total	641,292	597,631
Impairment	(2,443)	(2,718)

Net value	638,849	594,913

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	231,084	213,096
After one year but within five years	279,286	221,464
After five years but within ten years	103,666	124,531
After ten years	27,256	38,540

Total	641,292	597,631
Impairment	(2,443)	(2,718)

Net value	638,849	594,913

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Term deposits

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	60,324	102,483
After one year but within five years	459,822	418,441
After five years but within ten years	1,740	7,830

Total	521,886	528,754

As at 31 December 2020, the Company’s term deposits of RMB750 million (as at 31 December 2019: RMB 1,491 million) were deposited in banks to back overseas borrowings and are restricted to use. Please refer to Note 10.3 for the details.

(i)	Statutory deposits – restricted

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Contractual maturity schedule:
Within one year	—	—
After one year but within five years	5,653	5,653

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Available-for-sale securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	49,148	23,647
Government agency bonds	168,912	171,108
Corporate bonds	134,513	147,109
Subordinated bonds/debts	81,795	53,922
Others (i)	130,734	101,569

Subtotal	565,102	497,355

Equity securities
Funds	96,308	101,787
Common stocks	301,106	236,241
Preferred stocks	53,778	58,314
Wealth management products	13,013	32,640
Others (i)	137,287	90,733

Subtotal	601,492	519,715

Available-for-sale securities, at cost
Equity securities
Others (i)	20,559	20,559

Total	1,187,153	1,037,629

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and perpetual bonds.

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Debt securities
Listed in Mainland, PRC	41,466	45,900
Unlisted	523,636	451,455

Subtotal	565,102	497,355

Equity securities
Listed in Mainland, PRC	199,859	151,940
Listed in Hong Kong, PRC	108,493	95,428
Listed overseas	278	1,458
Unlisted	313,421	291,448

Subtotal	622,051	540,274

Total	1,187,153	1,037,629

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Available-for-sale securities (continued)

Debt securities – Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Maturing:
Within one year	36,802	25,578
After one year but within five years	124,578	146,914
After five years but within ten years	266,057	224,393
After ten years	137,665	100,470

Total	565,102	497,355

(k)	Securities at fair value through profit or loss

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Debt securities
Government bonds	1,469	32
Government agency bonds	2,715	4,633
Corporate bonds	68,569	64,838
Others	1,485	942

Subtotal	74,238	70,445

Equity securities
Funds	9,771	9,699
Common stocks	43,133	37,309
Others	262	20

Subtotal	53,166	47,028

Total	127,404	117,473

Debt securities
Listed in Mainland, PRC	26,132	31,523
Listed overseas	217	136
Unlisted	47,889	38,786

Subtotal	74,238	70,445

Equity securities
Listed in Mainland, PRC	39,540	31,058
Listed in Hong Kong, PRC	64	581
Listed overseas	4,213	6,418
Unlisted	9,349	8,971

Subtotal	53,166	47,028

Total	127,404	117,473

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(l)	Securities purchased under agreements to sell

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within 30 days	5,888	1,963

Total	5,888	1,963

(m)	Accrued investment income

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Bank deposits	12,298	12,039
Debt securities	26,093	24,723
Others	6,191	4,243

Total	44,582	41,005

Current	43,602	40,025
Non-current	980	980

Total	44,582	41,005

(n)	Other assets

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Land use rights	7,509	7,265
Disbursements	5,349	5,430
Automated policy loans	3,522	3,377
Tax prepaid	2,257	5,615
Investments receivable and prepaid	1,554	2,619
Due from related parties	714	661
Others	3,574	4,114

Total	24,479	29,081

Current	16,907	21,741
Non-current	7,572	7,340

Total	24,479	29,081

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(o)	Deferred tax

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2019	(5,308)	4,174	2,515	1,381
(Charged)/credited to net profit	1,985	(3,070)	115	(970)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(16,181)	—	(16,181)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880

As at 31 December 2019	1,557	(15,077)	2,630	(10,890)

As at 1 January 2020	1,557	(15,077)	2,630	(10,890)
(Charged)/credited to net profit	1,787	1,710	(84)	3,413
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(9,422)	—	(9,422)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	990	—	—	990

As at 31 December 2020	4,334	(22,789)	2,546	(15,909)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	10,051	6,854
– deferred tax assets to be recovered within 12 months	6,006	5,588

Subtotal	16,057	12,442

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(27,921)	(19,835)
– deferred tax liabilities to be settled within 12 months	(4,045)	(3,497)

Subtotal	(31,966)	(23,332)

Net deferred tax liabilities	(15,909)	(10,890)

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Securities sold under agreements to repurchase

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Interbank market	95,901	61,539
Stock exchange market	20,683	51,650

Total	116,584	113,189

Maturing:
Within 30 days	116,436	113,029
After 30 days within 90 days	140	—
After 90 days	8	160

Total	116,584	113,189

As at 31 December 2020, bonds with a carrying value of RMB111,233 million (as at 31 December 2019: RMB89,779 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange- traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2020, the carrying value of securities deposited in the collateral pool was RMB250,407 million (as at 31 December 2019: RMB253,520 million). The collateral is restricted from trading during the period of the repurchase transaction.

(q)	Other liabilities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Interest payable to policyholders	16,139	14,113
Salary and welfare payable	10,060	10,300
Brokerage and commission payable	7,051	7,418
Payable to constructors	2,410	3,065
Agent deposits	1,811	1,998
Interest payable of debt instruments	1,249	1,238
Tax payable	634	409
Stock appreciation rights (Note 32)	493	748
Others	19,372	17,412

Total	59,219	56,701

Current	59,219	56,701
Non-current	—	—

Total	59,219	56,701

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r)	Other equity instruments

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Equity attributable to equity holders of the Company	405,913	365,916
Equity attributable to ordinary equity holders of the Company	405,913	358,125
Equity attributable to other equity instruments holders of the Company	—	7,791

Refer to Note 33 for the information of distribution to other equity instruments holders for the year ended 31 December 2020.

(s)	Reserves

	Share premium RMB million	Other reserves RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2019	53,860	—	(6,010)	34,611	33,370	31,447	147,278
Other comprehensive income for the year	—	—	33,901	—	—	—	33,901
Appropriation to reserves	—	—	—	5,857	1,275	5,857	12,989

As at 31 December 2019	53,860	—	27,891	40,468	34,645	37,304	194,168

As at 1 January 2020	53,860	—	27,891	40,468	34,645	37,304	194,168
Other comprehensive income for the year	—	—	25,297	—	—	—	25,297
Appropriation to reserves	—	—	—	5,009	5,857	5,009	15,875
Others	—	(1,269)	—	—	—	—	(1,269)

As at 31 December 2020	53,860	(1,269)	53,188	45,477	40,502	42,313	234,071

(t)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Pending lawsuits	403	523

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(u)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Contracted, but not provided for
Investments	94,586	65,339
Property, plant and equipment	3,051	3,505

Total	97,637	68,844

(ii)	Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million

Not later than one year	553	400
Later than one year but not later than five years	953	739
Later than five years	162	188

Total	1,668	1,327

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2020 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2020 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2020 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Wang Bin (iii)	—	—	—	—
Su Hengxuan (iii)	—	—	—	—
Li Mingguang	1,253.0	139.9	86.1	1,479.0
Zhao Peng (i)	—	—	—	—
Yuan Changqing (iii)	—	—	—	—
Liu Huimin (iii)	—	—	—	—
Yin Zhaojun (iii)	—	—	—	—
Wang Junhui (iii)	—	—	—	—
Chang Tso Tung Stephen (ii)	320.0	—	—	320.0
Robinson Drake Pike	320.0	—	—	320.0
Tang Xin	320.0	—	—	320.0
Leung Oi-Sie Elsie	300.0	—	—	300.0

(i)	Zhao Peng was appointed as executive director on 20 February 2020 and resigned as executive director on 23 April 2020. He did not receive remuneration from the Company.
(ii)

Chang Tso Tung Stephen resigned as independent non-executive director on 19 October 2020. He will continue to perform as independent non- executive director until the qualification of new independent non-executive director is approved by CBIRC.

(iii)	Wang Bin, Su Hengxuan and other non-executive directors did not receive remuneration from the Company.
(iv)	The above remuneration was calculated based on the relevant employment period during the reporting period.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2019 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefit in kind	Pension sscheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Wang Bin	—	—	—	—	—	—	—	—	—
Su Hengxuan	—	—	—	—	—	—	—	—	—
Xu Hengping	8.5	—	8.5	—	17.9	—	26.4	—	26.4
Xu Haifeng	530.6	522.1	1,052.7	313.3	59.8	41.1	1,153.6	313.3	840.3
Li Mingguang	596.7	596.7	1,193.4	358.0	60.0	36.2	1,289.6	358.0	931.6
Yuan Changqing	—	—	—	—	—	—	—	—	—
Liu Huimin	—	—	—	—	—	—	—	—	—
Yin Zhaojun	—	—	—	—	—	—	—	—	—
Wang Junhui	—	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Robinson Drake Pike	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Tang Xin	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Leung Oi-Sie Elsie	250.0	50.0	300.0	—	—	—	300.0	—	300.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2019 were restated based on the finalised amounts determined during 2020.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2020 and 2019.

In addition to the directors’ emoluments disclosed above, certain directors of the Company received emoluments from CLIC, the amounts of which were not apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2020 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Jia Yuzeng	1,432.0	139.4	86.1	1,657.5
Han Bing	505.5	207.3	129.7	842.5
Cao Qingyang	593.6	207.9	127.6	929.1
Wang Xiaoqing	518.4	206.9	115.6	840.9
Luo Zhaohui (i)	—	—	—	—
Song Ping (ii)	42.1	20.2	8.5	70.8

(i)	Luo Zhaohui resigned as non-employee representative supervisor on 22 July 2020 and did not receive remuneration from the Company.
(ii)	Song Ping resigned as non-employee representative supervisor on 3 January 2020.
(iii)	The above remuneration was calculated based on the relevant employment period during the reporting period.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2019 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Jia Yuzeng	1,432.0	1,432.0	2,864.0	859.2	137.7	91.8	3,093.5	859.2	2,234.3
Shi Xiangming	98.9	164.9	263.8	33.0	24.9	21.8	310.5	33.0	277.5
Luo Zhaohui	—	—	—	—	—	—	—	—	—
Tang Yong	47.4	74.9	122.3	—	18.4	9.4	150.1	—	150.1
Han Bing	252.8	553.0	805.8	—	106.1	63.3	975.2	—	975.2
Huang Xin	—	—	—	—	—	—	—	—	—
Song Ping	483.5	927.2	1,410.7	70.6	200.7	106.7	1,718.1	70.6	1,647.5
Cao Qingyang	285.8	520.5	806.3	—	106.2	47.9	960.4	—	960.4
Wang Xiaoqing	39.6	70.8	110.4	—	19.6	8.6	138.6	—	138.6

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2019 were restated based on the finalised amounts determined during 2020.

The supervisors received the compensation amounts disclosed above during their term of office in 2020 and 2019.

China Life Insurance Company Limited    Annual Report 2020

Financial Report

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2020

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

For the year ended 31 December 2020, the five individuals whose emoluments were the highest in the Company include one director and one supervisor (2019: one director and one supervisor).

Details of the remuneration of the five highest paid individuals are as follows:

	2020 RMB thousand	2019 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	7,317	14,125
Pension scheme contributions	431	459

Total	7,748	14,584

The emoluments fell within the following bands:

	Number of individuals For the year ended 31 December
	2020	2019
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	2
RMB2,000,001 – RMB3,000,000	—	3
RMB3,000,001 – RMB4,000,000	—	—
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2020, no emoluments were paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or compensation for loss of office as a director of any member of the Group or of any other office in connection with the management (2019: nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

中国人寿保险股份有限公司
China Life Insurance Company Limited

Office Address : 16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone : 86-10-63633333
Website : www.e-chinalife.com
E-mail : ir@e-chinalife.com

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